Exhibit 99.3

GLASS HOUSE BRANDS INC.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2025
DATED MARCH 24, 2026

EXPLANATORY NOTES AND DISCLAIMERS
Formation of Company
In this annual information form (this “AIF”), unless the context otherwise requires, the “Company,” “we,” “us” and “our” refers to Glass House Brands Inc. together with its subsidiaries, which entity was previously a publicly listed special purpose acquisition corporation named Mercer Park Brand Acquisition Corp. (“Mercer Park”). See “Corporate Structure.”
Currency of Information Provided
This AIF applies to the business activities and operations of the Company and its subsidiaries for the year ended December 31, 2025, as updated to March 24, 2026, unless otherwise stated, where applicable.
Presentation of Financial Information and Currency
The Company presents its consolidated financial statements in United States dollars and prepares such financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Unless otherwise indicated, all references to “$” or “US$” in this AIF refer to United States dollars and all references to “C$” in this AIF refer to Canadian dollars.
Market and Industry Data
Unless otherwise indicated, the market and industry data contained in this AIF is based upon information from independent industry publications, government publications, market research, analyst reports and surveys and other publicly available sources. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of the data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this AIF, and accordingly, the accuracy and completeness of such data is not guaranteed.

Forward-Looking Information
This AIF contains certain “forward-looking information” and “forward-looking statements,” as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact are considered forward-looking statements. Forward-looking statements are based on the assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date hereof. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. The forward-looking statements contained herein include, but are not limited to, information with respect to the Company’s expectations regarding: the legislative framework regarding the licensing of cannabis and related activities; proposed and anticipated changes to applicable laws and regulations regarding the cannabis market, associated fees and taxes and the business impact on the Company; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; the ability of the Company to realize the anticipated benefits of acquired businesses and the successful integration thereof; the potential size of the adult and medical-use cannabis markets in the jurisdictions in which the Company currently operates and may in the future operate; the availability and renewal of requisite licenses and permits on terms acceptable to the Company; anticipated future cultivation, manufacturing and extraction capacity and output, and the resulting anticipated operational and financial benefits to the Company; expectations as to the development and distribution of the Company’s brands and products and the distribution of third-party products; estimated future sales, estimated future operating costs and other prospective financial performance and the resulting effects on the Company’s financial position; prospective operational performance; business prospects and objectives and near and long-term strategies, including growth strategies; competitive strengths; anticipated trends and challenges in the Company’s business and the markets in which it operates; the ability of the Company to satisfy the requirements of its debt obligations, and to repay, renew or refinance such indebtedness upon such indebtedness becoming payable; anticipated cash needs; the Company’s ability to raise funds in the capital markets and the resulting effects on the Company’s financial position; the schedule for the release of outstanding shares or other securities of the Company or its subsidiaries that are currently subject to lock-up arrangements; other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors that may be beyond the Company’s ability to predict or control and that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the fact that cannabis is a controlled substance and continues to be classified as a Schedule I drug under the CSA (as defined herein); the enforcement of U.S. federal law and any other relevant law; investors’ contributions to and involvement in such activities which may result in U.S. federal civil and/or criminal prosecution, including forfeiture of their entire investment; the Rohrabacher-Farr Amendment (as defined herein) not being renewed; federal and state forfeiture laws; the illegality of cannabis under U.S. federal law restricting the Company’s access to capital; anti-money laundering laws and regulation; restricted access to banking; heightened scrutiny by regulatory authorities; cannabis products travelling across borders; regulatory or political change; the fact that the cannabis industry is a relatively new industry and may not succeed; the Company’s management team or other owners could be disqualified from ownership in the Company; public opinion and perception; general regulation; licensure; California regulatory non-compliance; reclassification or rescheduling of cannabis in the United States under the CSA; service providers; enforceability of contracts; lack of access to the U.S. bankruptcy protections or other predictable means of resolving insolvency; environmental and regulation matters; the loss of the Company’s foreign private issuer status and potentially becoming a full domestic issuer in the United States; the Company’s Multiple Voting Shares and capital structure generally; the Company’s ability to refinance, extend or repay its indebtedness; limited operating history; reliance on management; successfully obtaining additional financing as required to fund the Company’s continuing operations; lack of profitability of the Company; competition; future acquisitions or dispositions; an agricultural business; vulnerability to rising energy costs; product liability; product recalls; results of future clinical research being unfavorable; reliance on key inputs; dependence on suppliers and skilled labour; growth management; cannabis products diversion; internal controls over financial reporting and/or disclosure controls and procedures being inadequate; forecasting and projections; leased premises; reliance on a single operating jurisdiction and lack of diversification; reliable data regarding the medical and adult-use marijuana industry; ongoing and/or future litigation; intellectual property rights; competition from synthetic production and technological advances; constraints on marketing cannabis products; fraudulent or illegal activity by employees, contractors and consultants; information technology systems, security breaches and cyber-attacks; taxation matters, including, without limitation, federal and, California state and local taxes; high bonding and insurance coverage costs; global financial conditions; the fact that the Company is a holding company; increased costs as a result of being a public company; limitations on remedies and rights to indemnification; enforcing judgments and effecting service of process on directors and officers; past performance not being indicative of future results; market price volatility; the impact of the ongoing Russia-Ukraine military crisis; the Israel-Palestine conflict, and other global events on financial markets; sales by existing securityholders, including upon expiration of existing lock-up arrangements; limited market for securities; climate change; interest rates and inflation; future sales of the Company’s securities and dilution; as well as the factors discussed in the “Risk Factors” section of this AIF.
All forward-looking statements made herein are qualified by this Forward-Looking Information cautionary statement. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements in this AIF. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.
CORPORATE STRUCTURE
The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on April 16, 2019, as a special purpose acquisition corporation with the name Mercer Park Brand Acquisition Corp. On May 13, 2019, Mercer Park completed an initial public offering and became listed on the Neo Exchange Inc., now operating as Cboe Canada (“Cboe Canada”). On June 29, 2021, Mercer Park completed a qualifying transaction under the rules of Cboe Canada (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger with GH Group, Inc., a Delaware corporation and a California-based vertically integrated cannabis company (“GH Group”), among other parties, dated as of April 8, 2021, as amended (collectively, the “Business Combination”). Upon completion of the Business Combination, the Company indirectly acquired 100% of the common equity interests of GH Group, and changed its name to Glass House Brands Inc.
As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of the Company, and the Company continued to carry on the business of GH Group and its subsidiaries. The Business Combination was effected by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, as a result of which GH Group became a majority-owned indirect subsidiary of the Company.

In connection with the Business Combination, the articles of the Company (the “Articles”) were amended to, among other things: (i) create and set the terms of the restricted voting shares (the “Restricted Voting Shares”) and limited voting shares of the Company (the “Limited Voting Shares”), (ii) amend the terms of Mercer Park’s Class A restricted voting shares to provide for the conversion of such shares into Restricted Voting Shares, Limited Voting Shares, or subordinate voting shares of the Company (the “Subordinate Voting Shares,” and collectively with the Restricted Voting Shares and the Limited Voting Shares, the “Equity Shares”), as applicable (rather than solely into the Subordinate Voting Shares), (iii) provide for the conversion of Mercer Park’s Class B shares directly or indirectly on a one-for-one basis into Equity Shares, (iv) amend the terms of the multiple voting shares of the Company (the “Multiple Voting Shares”) to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a $0.001 redemption and liquidation value, and (v) amend the terms of the Subordinate Voting Shares issuable on conversion of Mercer Park’s Class A restricted voting shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares (collectively, the “Share Terms Amendment”). See “Description of Capital Structure.”
At the annual general and special meeting of shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares from June 29, 2024 until June 29, 2027. A Notice of Alteration in respect of such amendment was filed with the British Columbia Registrar of Companies on July 4, 2023.
The current head office of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The registered office of the Company is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.
Set forth below is the current organizational chart of the Company, setting out all material subsidiaries and affiliates of the Company and their jurisdiction of incorporation, formation or organization.
Note:
(1)As of December 31, 2025, the total number of voting common shares issued and outstanding in the capital of MPB Acquisition Corp. was 28,593,826 common shares, consisting of 22,147,948 Class A non-exchangeable voting common shares, all of which were issued to the Company in connection with the completion of the Business Combination, and 6,445,878 Exchangeable Shares (as defined herein), none of which are held by the Company. Accordingly, the Company currently controls approximately 77.46% and the holders of the Exchangeable Shares control approximately 22.54% of the total voting rights of MPB Acquisition Corp. as of December 31, 2025. See “Description of the Capital Structure – Exchangeable Shares.”

GENERAL DEVELOPMENT OF THE BUSINESS
The highlights relating to the development of the Company’s business over the past three (3) years are described below.
Business Developments
Federal Agency Actions at Company Farms
On August 4, 2025, the Company provided an update regarding certain federal agency actions that occurred at two of its cultivation facilities.
On July 10, 2025, U.S. Immigration and Customs Enforcement (“ICE”) executed search warrants at two of the Company’s facilities in connection with an investigation involving potential immigration-related matters under Title 8 of the United States Code. Media reports have stated that approximately 360 individuals were arrested/detained in connection with the enforcement actions; however, the Company has not been able to independently verify those figures. Based on information currently available to the Company, nine individuals who were arrested or detained were Company employees; the remaining individuals were employed by third-party contractors providing agricultural labor services at the Company’s Camarillo facility or were otherwise not Company employees. One individual employed by a third-party contractor sustained fatal injuries during the incident. To the Company’s knowledge, based on its review of available payroll and related records for its employees and information received from its contractors, individuals working at the Company’s facilities on July 10, 2025, were paid no less than the applicable federal or California minimum wage. The Company’s policy is to pay lawful wages to its employees and to require third-party contractors to comply with applicable wage and hour laws.
The investigation remains ongoing. The Company is cooperating with the government and has taken steps to strengthen its labor compliance and contractor oversight practices. The Company cannot predict the outcome of the investigation or any related proceedings, including whether they may result in fines, penalties, remediation obligations, operational restrictions, or other costs.
Following the July 10, 2025, incident, the Company implemented additional measures intended to strengthen its labor compliance regulatory framework and enhanced oversight of third-party contractors. The Company has entered into updated agreements or new agreements with its existing farm labor contractors (“FLCs”), as well as new FLCs. These updated agreements and new agreements include enhanced compliance requirements, representations and certifications regarding employment eligibility verification and wage-and-hour compliance, and expanded audit and oversight provisions.
Since July 2025, the Company retained Guidepost Solutions, led by former Assistant Secretary of Homeland Security Julie Myers Wood, to assist its legal counsel in evaluating and implementing best-practice procedures for employment eligibility verification and third-party contractor oversight.
With respect to the Company’s employees, the Company has enhanced its employment eligibility verification procedures and uses E-Verify for all new hires consistent with DHS standard MOU. With respect to contractor-provided labor, the Company now requires FLCs to implement employment eligibility verification procedures consistent with applicable law (including use of E-Verify for all hires placed on the Company’s site, and the Company has enhanced its documentation, oversight, and audit practices for contractor compliance. The Company maintains it has enhanced site-access controls, including age-verification and visitor-management procedures, for individuals entering its cultivation facilities, including employees, contractors, vendors, visitors, and customers. In addition, the Company entered into a Labor Peace Agreement with the International Brotherhood of Teamsters covering its licensed operating entities, including the farm facilities. This agreement provides the Teamsters the opportunity to engage with certain employees concerning pay, benefits and collective bargaining.
New Distributor
In March 2025, the Company’s co-packer and distributor went into receivership. The Company subsequently entered into a logistical relationship with a new distributor. In December 2025, the Company transitioned its third-party cannabis distribution to a new distributor following the prior distributor’s failure to meet certain contractual obligations.

Element 7
Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (“E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and certain other conditions, to obtain all of the limited liability company membership interests or other equity interests held by E7 in 17 holding companies that hold the rights to certain in-process state and local cannabis retail licenses or license applications, some of which were partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (“E7 License Agreement,” and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to 34 cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contract by E7, and as of December 31, 2021, GH Group had converted certain pre-closing financing payments and consulting fees into notes receivable in the amount of $2.3 million. As of December 31, 2025 and 2024, the notes receivable were fully reserved by the Company. As of December 31, 2023, the Company had received limited liability membership interests or other equity interests in three E7 entities out of 17 entities that were contractually committed to be transferred under the E7 Merger Agreement.
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.
The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against E7 to enforce the transfer of certain contractually committed cannabis retail licenses (“Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against E7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, “Element 7 Proceeding”).
Under the terms of the Joint Litigation Agreement, GH Group agreed to pay all legal fees for GH Group and APB’s joint litigation against E7. GH Group also held the option to purchase any E7 cannabis retail license or licensed entity interests recovered by APB from E7 that were included in the E7 Merger Agreement, that either have a state or local permit and a valid lease, or a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750 thousand per E7 license or licensed entity, paid in Equity Shares at the 10-day volume-weighted average price (“VWAP”) calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also held the right of first refusal to purchase any other E7 cannabis retail licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time. As part of the Element 7 Settlement, the Joint Litigation Agreement was terminated as of September 19, 2023.
Through the process of litigation, on September 19, 2023, E7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where E7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if E7 paid GH Group $1.9 million by December 15, 2023, then E7 would have been entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, E7 would retain ownership of its cannabis retail licenses.
E7 failed to pay GH Group $1.9 million by December 15, 2023, and it also failed to subsequently pay GH Group the $2.9 million that was due under the Element 7 Settlement.
On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against E7 for the amount of $2.9 million in favor of GH Group.
On November 19, 2024, C and H Holdings (“C and H”) filed a breach of contract claim among other claims against E7 and other E7 related entities (“C and H Lawsuit”). In addition, C and H requested that the court appoint a receiver for E7 so that the assets could be used to satisfy C and H’s claims under its loan agreement with E7 and the related E7 entities that were included in the lawsuit. C and H also named GH Group in the lawsuit to prevent GH Group from satisfying its judgment against E7.
GH Group opposed the C and H Lawsuit. On April 30, 2025, the court dismissed the lawsuit against GH Group.

On October 30, 2025, GH Group assigned its judgment against Element 7 to NUG Inc. (“NUG”) in exchange for a firm commitment buying agreement whereby NUG agreed to purchase from GH Group a certain amount of its CPG products until such time as NUG purchased either (x) net revenue in excess of $7.2 million or (y) realized net profits in excess of $1.4 million. For purposes of calculating such amounts, NUG shall receive credit for all qualifying purchases made by NUG on or after November 1, 2024.
SoCal Greenhouse
On September 14, 2021, the Company completed its acquisition of an approximately 5.5 million square-foot high tech greenhouse facility located in Camarillo, California (the “SoCal Facility”) for total consideration of $93.0 million in cash, plus stock considerations payable to the original holder of the option to purchase the SoCal Facility (the “Option Holder”).
Under the terms of the definitive purchase agreements dated March 29, 2021, as amended, and the option rights to purchase the SoCal facility pursuant to the terms of an agreement to assign option dated June 6, 2021 as amended by an assignment and assumption of option agreement dated September 14, 2021 (collectively, the “SoCal Purchase Agreements”), the Company paid the sellers of the SoCal Facility at closing $93.0 million (approximately C$117.7 million) in cash and issued to the Option Holder 6.5 million Subordinate Voting Shares at a price equal to $10.00 per share (C$12.65). The Company held back 3.5 million Subordinate Voting Shares (the “Contingent Shares”), which may be issued to the Option Holder after closing upon satisfaction of certain contractual indemnity obligations. Finally, the Option Holder was entitled to earn up to $75.0 million (approximately C$94.9 million) of additional Subordinate Voting Shares (the “Earn-Out Shares”), to be priced based on the VWAP of such shares for twenty (20) consecutive trading days immediately prior to the last day of the 12-month period commencing on the date that is thirty (30) months after the date certain capital expenditures are made by the Company to the SoCal Facility, as more particularly detailed in the SoCal Purchase Agreements. The vesting of the Earn-Out Shares was determined pursuant to an earn-out formula set forth in the SoCal Purchase Agreements. See “Material Contracts.” During the quarter ended March 31, 2025, the measurement period for the Earn-Out Shares concluded, and it was determined that the financial metrics were not met and therefore, the Earn-Out Shares did not vest and would not be issued. During the year ended December 31, 2025, the Company issued 500,000 Equity Shares related to the contingent payment. The Company is obligated to issue up to an additional 3 million Equity Shares as a contingent payment, which are subject to certain conditions and events.
On March 10, 2022, the Company received California state cannabis licenses, as well as a cannabis business license from Ventura County, for the Phase I retrofit of the SoCal Facility. See “Description of the Business – Cultivation” below. The Company completed the first harvest in June 2022, four weeks earlier than scheduled.
On March 1, 2023, the Company announced plans to commence a Phase II retrofit of an additional greenhouse, Greenhouse 5, to expand production at its SoCal Facility. The Company completed the first harvest from Greenhouse 5 in the first quarter of 2024. Greenhouse 5 provides approximately one million square feet of additional cultivation capacity and is expected to produce in excess of 300,000 pounds of high-quality sun grown cannabis. This expansion plan follows the successful completion of the Company’s Phase I retrofit of the SoCal Facility in 2022.
On August 13, 2024, the Company announced plans to commence a Phase III retrofit of an additional greenhouse to expand production at its SoCal Facility, targeting approximately one million square feet of additional cultivation capacity capable of annually producing 275,000 pounds of high-quality sun grown cannabis. The Company completed the first harvest of approximately one-third of Greenhouse 2 in the fourth quarter of 2025. Cultivation for the remaining two-thirds is planned to commence in 2026. This expansion plan follows the successful completion of the Company’s Phase II retrofit, Greenhouse 5, of the SoCal Facility in 2024.
PLUS
On April 28, 2022, the Company acquired the business of Plus Products Inc. (“PLUS”), a leading cannabis edibles branded company based in California, through the acquisition of all outstanding securities of PLUS’ wholly owned subsidiary, Plus Products Holdings Inc. The Company acquired PLUS for approximately $31 million through a combination of (i) the issuance of approximately C$20,504,850 in unsecured convertible debentures to existing secured noteholders of PLUS pursuant to a debenture indenture between the Company and Odyssey Trust Company, as trustee, dated April 28, 2022 (the “Debenture Indenture”) (see “Material Contracts”), (ii) 2,102,654 Equity Shares to existing securityholders of PLUS, and (iii) approximately 1,800,000 restricted share units and 208,635 incentive shares to certain management, employees and consultants of PLUS.

Partnership with Seed Junky
On August 23, 2022, the Company announced its partnership with Seed Junky Genetics. Seed Junky is one of the premier cannabis genetics breeders both in California and globally, has created many of the most well-known strains in cannabis and powers a select few of the top premium brands in California. Under the terms of the partnership, Seed Junky partnered with the Company to breed and select strains that would be exclusively made available in the Company’s brands including Glass House Farms, Forbidden Flowers, Field extracts and others.
As of March 1, 2023, the Company and Seed Junky agreed to mutually end their partnership.
Farmacy Santa Ynez
On January 9, 2023, the Company announced the soft opening of its new Farmacy dispensary in Santa Ynez, California, with the grand opening completed on January 28, 2023.
NHC Dispensaries
The Company completed the acquisition of the three (3) existing and operational Natural Healing Center (“NHC”) branded dispensaries located in the Central Coast region during Q3 2022, including two dispensaries located in Grover Beach and Lemoore, California and acquired on September 6, 2022, and a dispensary located in Morro Bay, California and acquired on September 14, 2022. The Company also entered into a 5-year arm’s length term lease at each location with three 5-year renewal options for a total term of up to 20 years.
The Company will issue, in total, approximately 2.35 million Equity Shares, 1.29 million Equity Shares and 2.0 million Equity Shares in connection with the Grover Beach, Lemoore and Morro Bay acquisitions, respectively, a portion of which have already been issued. A portion of the Equity Shares payable to the NHC sellers is subject to certain contractual lock-ups and escrow holdbacks and generally will be paid out over (2) two years from the applicable closing dates if all Equity Shares are released after the lock-up and holdback periods expire. They are also subject to certain contractual early-release triggers.
On April 21 2023, a fourth NHC-affiliated dispensary located in Turlock, California was acquired. The calculation for and the payment of the consideration for the Turlock dispensary is exclusively earn-out based and will occur at the end of its sixth full calendar quarter of operations, at 6 times its annualized EBITDA in said quarter. If the earn-out triggers apply, the consideration will be paid 80% in new Equity Shares priced at the 25-day VWAP of the Equity Shares as of the calendar quarter ending on the earnout date and 20% in the form of an unsecured promissory note bearing interest at 8% annually and maturing after the four-year anniversary of the closing date. Additional Equity Shares may be payable to the sellers of the Turlock dispensary in connection with the acquisition subject to certain contractual escrow holdbacks over four (4) years following the closing date if all Equity Shares are released after applicable holdback periods expire. Such Equity Shares are also subject to certain contractual early-release triggers.
During the year ended December 31, 2024, the Company issued 190,575, 107,379 and 167,843 Equity Shares in satisfaction of certain deferred Equity Shares payable as contractually required for the fiscal year 2022 acquisitions of Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB LLC, respectively. During the year ended December 31, 2025, the Company issued 47,635, 26,840 and 41,952 Equity Shares in satisfaction of certain deferred Equity Shares payable as contractually required for the fiscal year 2022 acquisitions of Natural Healing Center, LLC, NHC Lemoore, LLC and NHC-MB LLC, respectively.
Acquisition of Noncontrolling Interest of SBDANK, LLC
On August 8, 2025, the Company entered into agreements with the minority members of SBDANK, LLC (“SBDANK”), pursuant to which the Company acquired the remaining 49% noncontrolling interest in SBDANK. The agreements resulted in the Company obtaining 100% ownership of SBDANK. As consideration for the acquisition, the Company issued 248,829 shares of its common stock to the former minority members.

Financing Transactions
Senior Secured Credit Facility
On February 28, 2025, the Company refinanced its Prior Credit Agreement (as defined below) and entered into a new senior secured credit facility for an aggregate principal amount of $50 million maturing on February 28, 2030 (the “Senior Secured Credit Facility,” as amended) with certain U.S.-based banks. The Senior Secured Credit Facility is secured by a first priority blanket lien on the Company’s Camarillo, Padaro and Casitas greenhouse farms and facilities and a first priority blanket lien on the rest of the Company’s assets excluding other real estate and is jointly and severally guaranteed by several of the Company’s subsidiaries.
Payments for the first 2 years of the term are interest only. Principal and interest payments will be made during the last 3 years based on a straight-line amortization of the loan amount over a period of 15 years beginning on April 1, 2027, with a balloon payment of the remainder of the principal due on the maturity date. Interest payments began on April 1, 2025 and will be paid in monthly installments. The Senior Secured Credit Facility has optional and mandatory prepayments. The Company may make optional prepayments to repay the Senior Secured Credit Facility, in whole or in part, subject to paying an applicable premium. Mandatory prepayments include a change in control of the borrower subsidiaries including changes in parent company ownership or certain acquisition or controlling influence over the borrower subsidiaries.
The Senior Secured Credit Facility has a floating interest rate based on the Wall Street Journal’s prime rate, which was 6.75% as of December 31, 2025, plus 1.25%. On February 28, 2025, the Company entered into an interest rate swap agreement with a notional amount of $50 million to convert the variability of cash flows resulting from fluctuations in variable rates to effectively set the interest rate at 8.58%. The interest rate swap agreement expires on February 28, 2030.
The Senior Secured Credit Facility contains a covenant which requires the Company to maintain liquidity in excess of $10 million at all times. In March 2026, in connection with the amendment described below, this covenant was amended to require the Company to maintain liquidity in excess of $15 million. The Senior Secured Credit Facility also contains a covenant which requires the Company to maintain a Consolidated Fixed-Charge Coverage Ratio of at least 1.25x measured quarterly on a trailing-twelve-month basis commencing as of December 31, 2024. The Fixed-Charge Coverage Ratio is defined as Adjusted EBITDA minus income tax expense divided by the current portion of long-term debt plus interest expense plus the current portion of capital leases. Preferred equity dividend payments and convertible debt payments are not included in the Fixed-Charge Coverage Ratio calculation as the former can be suspended if needed and the latter can be paid in shares.
As of December 31, 2025, the Company was not in compliance with the Fixed-Charge Coverage Ratio financial covenant under the Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, the Company entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025.
Prior Senior Secured Credit Agreement
Effective December 10, 2021, the Company entered into a senior secured credit agreement (as amended, the “Prior Credit Agreement”), among the Company, MPB Acquisition Corp., GHB Usub, LLC, GH Group and a U.S.-based private credit investment fund (the “Prior Senior Secured Lender”) for up to $100 million, with an initial draw of $50 million. The Prior Credit Agreement had a variable interest rate most recently set at 12% per annum, the ceiling for such rate, prior to the repayment in February 2025. The gross proceeds of advances made under the Prior Credit Agreement were used to fund the phased retrofit of the SoCal Facility and for general corporate purposes.
On February 28, 2025, the Company used proceeds from the Senior Secured Credit Facility to repay the remaining balance of the Prior Credit Agreement term loan in the amount of $40.6 million plus fees and extinguished in its entirety the Company’s obligations under the Prior Credit Agreement.

The conditions of the Original Loan Agreement included the issuance of 2,000,000 Listed Warrants to the Original Lender with each Listed Warrant exercisable at an exercise price of $11.50 to acquire one Equity Share until June 26, 2026, subject to acceleration or redemption as set forth under the terms of the Warrant Agreement. Notwithstanding the payoff of the Prior Credit Agreement, the Prior Senior Secured Lender retains such Listed Warrants. See “Material Contracts.”
2025 Lompoc Term Loan
On August 4, 2025, the Company entered into a term loan for an aggregate principal amount of $3 million maturing on August 4, 2035 (the “2025 Lompoc Term Loan”) with a U.S.-based bank (the “2025 Lompoc Term Loan Lender”). The 2025 Lompoc Term Loan requires monthly principal and interest payments commencing on September 4, 2025 and has an initial fixed interest rate of 8.5% for the first five years. Beginning September 4, 2030, the loan converts to a variable rate based on the Wall Street Journal prime rate plus 1%, resetting every five years, with a minimum floor rate of 5%. The loan is amortized over 25 years with a balloon payment due at maturity. Proceeds were used to acquire the remaining 76% ownership interest in a property located in Lompoc, California.
The 2025 Lompoc Term Loan includes covenants, including a requirement to maintain a minimum debt service coverage ratio of 1.25x, measured annually at the guarantor level, Glass House Brands Inc. As of December 31, 2025, the Company was not in compliance with this financial covenant. As a result, the lender had the contractual right to declare the related debt immediately due and payable. In March 2026, the lender provided a waiver of the financial covenant violation which prevents the lender from exercising its acceleration rights for a period of at least twelve months from December 31, 2025.
The 2025 Lompoc Term Loan is secured by a first-priority deed of trust on the Company’s Lompoc facility and a first priority lien on other assets of the Company excluding other real estate. The loan is jointly and severally guaranteed by several of the Company’s subsidiaries.
Offering of GH Group Series B Preferred Stock and Company Warrants
During the second half of 2022, the Company completed a non-brokered private placement of Series B Preferred Stock of GH Group, at a face value $1,000 per share, and warrants of the Company. The offering was completed in three tranches, which closed on August 31, October 3 and December 6, 2022, respectively. The aggregate gross proceeds raised from all three tranches were approximately $27.3 million, not including the amount used to redeem the remaining outstanding GH Group Preferred Shares. A total of 49,969 shares of Series B Preferred Stock were issued, with an aggregate face value of approximately $50 million.
Holders of the Series B Preferred Stock of GH Group were entitled to an annual dividend at a rate of 20% for the first two years after the date of initial issuance of Series B Preferred Stock, 22.5% for the third year and, thereafter, 25% until the 54-month anniversary of the initial issuance. The dividend accrued and was paid quarterly with an annual amount equal to 10% of the initial investment being payable in cash and the balance of the dividend being paid in kind, accumulating and compounding on a quarterly basis until paid; provided that if the Series B Preferred Stock remained outstanding after the 54-month anniversary of the initial issuance, the annual dividend thereafter would have been payable solely in cash at a rate of 20%.
Series B Preferred shares were fully redeemed or converted during the year ended December 31, 2025 and are no longer outstanding.
The issuance of each share of Series B Preferred Stock of GH Group was accompanied by the delivery of 200 warrants of the Company, issued pursuant to the terms of a warrant indenture between the Company and Odyssey Trust Company, as warrant agent, dated August 31, 2022 (the “Warrant Indenture”) (see “Material Contracts”). Each warrant has a five-year term and entitles the holder to purchase one Equity Share in the capital of the Company at a price of $5.00 per share subject to customary anti-dilution adjustments. The Company has the option to terminate any unexercised warrants if the underlying shares trade at a price of at least $12.00 per share, subject to customary anti-dilution provisions. As a condition to the offering, holders of GH Group who held existing warrants of the Company with a $10.00 exercise price issued in connection with the Business Combination agreed to the cancellation of such existing warrants, with 100 existing warrants to be canceled for each share of Series B Preferred Stock that is issued in exchange for GH Group Preferred Shares.

Offering of GH Group Series C Preferred Stock and Company Warrants
Beginning with an initial closing on December 29, 2022, the Company completed, in two tranches, a non-brokered private placement of Series C Preferred Stock of GH Group, at a face value of $1,000 per share, and warrants of the Company, for aggregate gross proceeds of $5.0 million on terms substantially similar to the Series B Preferred Stock, including the delivery of 200 warrants of the Company for each share of Series C Preferred Stock pursuant to the terms of the Warrant Indenture.
Series C Preferred shares were fully redeemed or converted during the year ended December 31, 2025 and are no longer outstanding.
Offering of GH Group Series D Preferred Stock and Company Warrants
On August 24, 2023, the Company announced that it closed the first tranche of a non-brokered private placement of shares of Series D Preferred Stock of GH Group at a face value of $1,000 per share, and warrants of the Company, for aggregate gross proceeds of $10.9 million. On December 12, 2023, the Company announced the closing of the final tranche of the offering for additional aggregate gross proceeds of $4.1 million.
Holders of the Series D Preferred Stock will be entitled to an annual cash dividend at a rate of 15% for the first five years after the date of initial issuance of Series D Preferred Stock and 20% annually thereafter.
The issuance of each share of Series D Preferred Stock with a face value of $1,000 per share was accompanied by the delivery of 200 warrants of the Company issued pursuant to the terms of a warrant indenture between the Company and Odyssey Trust Company, as warrant agent, dated August 23, 2023 (the “2023 Warrant Indenture”) (see “Material Contracts”). Each warrant entitles the holder to purchase one new Equity Share until August 23, 2028, at a price of $6.00 per share, subject to customary anti-dilution adjustments. The Company has the option to accelerate the expiration of any unexercised warrants if the Equity Shares trade at a price of at least $12.00 per share for a period of 10 trading days out of a period of any 15 consecutive trading days, subject to customary anti-dilution provisions.
Offering of GH Group Series E Convertible Preferred Stock
On July 16, 2025, the Company announced a recapitalization and non-brokered private placement of Series E Convertible Preferred Stock, face value of $1,000 per share (the “Series E Convertible Preferred”), of GH Group. The Series E Convertible Preferred replaces GH Group’s existing Series B Preferred Stock (“Series B Preferred”) and Series C Preferred Stock (“Series C Preferred”). Any holders of Series B Preferred and Series C Preferred shares who elected not to exchange into the Series E Convertible Preferred were redeemed by GH Group, which effectively canceled the Series B Preferred and Series C Preferred on a go-forward basis.
The Series E Convertible Preferred are convertible at any time at the option of the holder into GH Group Class B Common Stock at a fixed conversion price of $9.00 per share. Each GH Group Class B Common Share is exchangeable for one Class C Common Share of MPB Acquisition Corp., which in turn is exchangeable for one publicly traded Subordinate Voting Share of Glass House Brands Inc., resulting in an effective one-for-one exchange. GH Group may redeem the Series E Convertible Preferred, in whole or in part, at any time after the earlier of the following trigger events have occurred: (i) the 60-day volume-weighted average price of the Equity Shares is at least $12.00; (ii) the average daily trading volume of the Equity Shares exceeds one million shares; and (iii) the Equity Shares are listed on a major United States stock exchange. Upon redemption, holders will receive the liquidation value plus any accrued and unpaid dividends.
During the year ended December 31, 2025, through the Company’s subsidiary, GH Group, the Company issued 77,500 shares of Series E Convertible Preferred in connection with the GH Group Series E Convertible Preferred financing with an aggregate value of $77.5 million comprised of the following: (i) existing shares of Series B Preferred and Series C Preferred with aggregate face value of $58.5 million were exchanged for 58,473 shares of Series E Convertible Preferred, (ii) Series B Preferred and Series C Preferred dividends payable of $0.5 million were exchanged for 535 shares of Series E Convertible Preferred and (iii) a new private placement of 18,492 Series E Convertible Preferred with a face value of $18.5 million. The Company recorded the fair value of shares of Series E Convertible Preferred in mezzanine equity in the amount of $77.5 million. During the year ended December 31, 2025, the remaining, unexchanged shares of Series B Preferred and Series C Preferred were redeemed for $18.5 million in cash.

At-The-Market Program
The Company commenced an at-the-market distribution program (the “ATM Program”) in December 2024 by means of a prospectus supplement dated December 2, 2024 to its short form base shelf prospectus dated May 16, 2024 with the securities regulatory authorities in all provinces and territories of Canada in connection with the ATM program. The ATM Program is pursuant to the terms of an equity distribution agreement dated November 13, 2024 (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, the Company may from time to time sell up to $25 million of the Company’s Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares (collectively, the “Equity Shares”) under the ATM Program. The Company intends to use the net proceeds primarily for an expansion of its facilities in Camarillo, California (the “Phase III Expansion”), and/or general corporate purposes.
Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales will be determined at management’s sole discretion and in accordance with the terms of the Equity Distribution Agreement.
During the year ended December 31, 2025, the Company issued 678,167 Equity Shares under the ATM Program at an average price of $9.12 per share for gross proceeds of $6.2 million. During the year ended December 31, 2024, the Company issued 10,000 Equity Shares under the ATM Program at an average price of $6.72 per share for gross proceeds of $67 thousand.
Board and Management Changes
The Company announced: (i) the appointment of Hilal Tabsh as Chief Revenue Officer on May 17, 2022 and (ii) the appointment of Benjamin Vega as General Counsel and Corporate Secretary on October 24, 2022.
On July 13, 2023, the Company announced that Hector De La Torre has stepped down from the Board (as defined herein) due to the time requirements of his appointment as Executive Director of the Gateway Cities Council of Governments.
On October 31, 2023, the Company announced the appointment of former California Assembly Speaker John A. Pérez to the Board and that Mr. Robert Hoban has resigned from the Board, in each case effective as of that same date.
On November 7, 2023, the Company announced the appointment of Yelena Katchko, Partner and founding member at Katchko, Vitiello & Karikomi, PC to the Board.
On February 8, 2024, the Company announced that John Perez has stepped down from the Board due to increasing commitments with his current employer.
On May 20, 2024, the Company announced the appointment of former Protective Insurance Company Chairman and Interim CEO, John “Jay” D. Nichols Jr, to the Board.
On June 6, 2024, the Company announced that Jamie Mendola has stepped down from the Board due to the time requirements of his increasing professional commitments.
On July 15, 2024, the Company announced the reappointment of Hector De La Torre to the Board.
On September 3, 2025, the Company announced the death of George Raveling who was serving on the Board at the time of his death.
On January 29, 2026, the Company announced the appointment of Alison Payne, Chief Marketing Officer, Heineken USA, to the Board.
Corporate Changes
At the annual general and special meeting of shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares from June 29, 2024 until June 29, 2027. A Notice of Alteration in respect of such amendment was filed with the British Columbia Registrar of Companies on July 4, 2023.

Recent Developments Since December 31, 2025
At-The-Market Program
Subsequent to December 31, 2025, the Company issued 2,086,737 shares under the ATM Program at an average price of $8.98 per share for gross proceeds of $18.7 million. The Company received net proceeds of $18.4 million after paying commissions of $375 thousand to the sales agent for the ATM Program.
Greenhouse 2 Equipment Purchase and Supplier Financing
Subsequent to December 31, 2025, the Company entered into an agreement for the purchase and installation of equipment for Greenhouse 2 with an aggregate purchase price of approximately $4.7 million. The agreement includes supplier financing for a portion of the purchase price, with installment payments commencing following delivery and completion of installation. The Company expects the equipment to be delivered and placed into service during the second quarter of 2026.
DESCRIPTION OF THE BUSINESS
Overview
The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods (“CPG”) to Company-owned and third-party retail stores in the state of California.
The Company operates multiple greenhouse cultivation facilities located in unincorporated Carpinteria and Camarillo, California, and its manufacturing facility is located in Lompoc, California. The Company generates revenue by selling its cannabis products in bulk at wholesale and at retail to its own and third-party dispensaries in California, such as raw cannabis, cannabis oil, and cannabis CPG. The Company’s “Farmacy” branded retail dispensaries are located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. The Company’s “Natural Healing Center” or “NHC” branded retail dispensaries are located in Grover Beach, Lemoore, Morro Bay and Turlock, California. The Company operates one dispensary in Los Angeles, California under “The Pottery” brand. The Company also has certain licensing agreements in Nevada and Florida and provides retail cannabis store management services in California.
The following table sets out the Company’s revenue (comprised of wholesale biomass, wholesale CPG and retail) for each of the last three financial years (dollars in thousands):

	2025	%	2024	%	2023	%
Wholesale Biomass	$114,233	62.8%	$139,086	69.2%	$105,696	65.7%
Wholesale CPG	19,508	10.7%	17,996	9.0%	16,062	10.0%
Retail	48,243	26.5%	43,816	21.8%	39,078	24.3%
Total	$181,984	100%	$200,898	100%	$160,836	100%
Cultivation
The Company’s cultivation strategy focuses on marrying nature and technology with the goal of producing premium quality cannabis in greenhouses specifically designed to optimize quality and yields while minimizing inputs and environmental impact. The Company uses the sun, the climate and advanced technology to conduct precision agriculture.
As of the date hereof, the Company’s greenhouse cultivation is conducted in three (3) facilities, being: (i) the Casitas facility, an approximately 150,000 sq. ft. facility located in Santa Barbara County, California greenhouse facility (the “Casitas Facility” or “Casitas”); (ii) the Padaro facility, an approximately 375,000 sq. ft. facility located in Santa Barbara County, California (the “Padaro Facility” or “Padaro”); and (iii) the SoCal Facility located in Camarillo, California. Together the three facilities total approximately six million sq. ft. of indoor greenhouse area, although cannabis cultivation is not currently conducted in the entirety of all greenhouse areas.

Each of the Casitas and Padaro facilities had been cut flower greenhouses prior to the Company taking over the properties and were transitioned to cannabis use by the Company. The Casitas Facility includes more than 150,000 sq. ft. of greenhouse footprint with onsite nursery and flowering canopy. It originally started under the California Proposition 215 regulatory structure and was used as the model facility for the creation of the Santa Barbara County cannabis ordinance and tax plan. It underwent a full retrofit by the Company, including the addition of new growing systems, fertigation, photoperiod lights, automated light deprivation curtains, and upgraded climate control technology. The Company followed up the Casitas project with its Padaro Facility acquisition, which tripled the Company’s cultivation footprint while increasing canopy planting efficiency through the use of an innovative rolling tray system. The Company retrofitted the Padaro Facility with significantly improved efficiency, lower cost per sq. ft. costs and improved operating processes. The Padaro property was the very first fully licensed and entitled cannabis facility in the Santa Barbara coastal area. The Company’s Santa Barbara-based greenhouse operations were substantially expanded in 2020. Facility upgrades to Padaro were fully completed in Q3 2020, allowing 100% of the Company’s 246,480 sq. ft. of licensed greenhouse canopy to be operational at the start of Q4 2020, up from 205,287 square feet in July 2020.
The Southern California climate, with over 280 days of sun per year, minimizes the need for supplemental electric lighting to drive yields, while moderate ambient temperatures and humidity levels drastically reduce climate control expenses and limit pest pressures. The Company’s flower is predominantly sun-grown in “light deprivation” greenhouses, with supplemental lighting used only for photoperiod control of flowering schedules, so as to allow for the maximum number of harvests per year on a “perpetual harvest” model.
On September 14, 2021, the Company acquired the SoCal Facility located in Camarillo, California. The SoCal Facility consists of six high-tech, environmentally controlled agricultural greenhouses totaling approximately 5.5 million square feet, located on a 160-acre property in Ventura County, California. The Company received the necessary licenses to operate Phase 1 of the SoCal Facility on March 10, 2022, including all California state licenses for nursery, cultivation and processing operations, and the local cannabis business license from Ventura County. The Phase I retrofit involved the optimization of approximately 1.7 million square feet of the SoCal facility for cannabis cultivation. Included in the first phase retrofit was the conversion of two greenhouses. One consists of a nursery, growing clones to support the entire facility; and the other is used for flowering and has a capacity of approximately 300,000 dry pounds of cannabis per year. Also included was a packhouse for processing which supports the cultivation operations. The first harvest at the SoCal Facility was completed in June 2022. In 2023, the Company retrofitted an additional greenhouse to expand production at its SoCal Facility, targeting an incremental one million square feet capable of producing in excess of 300,000 pounds of high-quality sun grown cannabis annually with commercial cultivation beginning in first quarter of 2024. Two additional processing packhouses were activated in 2023 and 2025 to support expanding cannabis operations. The Company is in its Phase III retrofit of an additional greenhouse to expand production at its SoCal Facility, targeting approximately one million square feet of additional cultivation capacity capable of annually producing 275,000 pounds of high-quality sun grown cannabis. The Company completed the first harvest of approximately one-third of Greenhouse 2 in the fourth quarter of 2025. Cultivation for the remaining two-thirds is planned to commence in 2026.
In order to maintain high quality cultivation outputs, the Company’s cultivation team employs Integrated Pest Management (“IPM”) techniques. IPM is an ecosystem-based strategy to control pests and associated crop damage through techniques such as biological controls including the use of beneficial insects and climate control and manipulation.
The use of IPM requires constant and careful assessment of plant health by the Company’s team of IPM specialists who continuously monitor plant growth, pest pressure, climate and other relevant factors and take active and pre-emptive steps to prevent issues from arising.
Cultivation Performance
As of December 31, 2025, the Company’s total greenhouse licensed cultivation canopy was approximately 1,708,000 sq. ft. The Company’s ability to grow productively at scale has resulted in lower unit production costs. During 2025, the Company increased production of dry equivalent pounds by 9.5%. Production costs per pound decreased from $123 per pound in 2024 to $111 per pound in 2025. The Company produced 666,433 pounds of dry equivalent pounds in 2025.

Cultivation and Processing Licenses
Padaro Licenses
The applicable licenses for cultivation issued by the California Department of Cannabis Control (the “DCC”) (a consolidated department of the state which assumed regulatory authority over cannabis cultivation licenses originally issued by, among other issuing agencies, the California Department of Food and Agriculture) are held by K&G Flowers, LLC and G&K Produce, LLC, respectively (each of which is a wholly owned subsidiary of GH Group).
Casitas Licenses
The applicable licenses for cultivation issued by the DCC are held by Mission Health Associates, Inc. (a wholly owned subsidiary of GH Group).
The Pottery Licenses
The applicable license for cultivation/processing as well as for distribution/transportation issued by the DCC are held by The Pottery Inc. (a wholly owned subsidiary of GH Group).
SoCal Facility Licenses
The applicable licenses for cultivation/processing issued by the DCC are held by Glass House Camarillo Cultivation, LLC (a wholly owned subsidiary of GH Group).
Manufacturing and Distribution
The Company’s Lompoc facility is a roughly 20,000 sq. ft. industrial property purpose-built to convert cannabis biomass into “CPG,” located less than a four-hour drive from both the San Francisco Bay Area and Los Angeles, and about one hour’s drive from the Company’s cultivation facilities. The facility holds Type 7 cannabis manufacturing licenses which enables it to conduct all manufacturing, extraction, infusion, conversion, and packaging processes legal in the State of California, ranging from physical, “solventless” extraction processes to volatile solvent extraction and remediation methods. This allows the facility the optionality to produce a wide variety of cannabis products.
The facility also holds a Type 11 cannabis distribution license, which designates the facility as a distribution hub for the Company’s California operations. Given the logistical issues that the state framework can engender as a result of testing, quarantine and distribution regulations, this license can simplify some of the supply chain challenges faced by an operator of the Company’s scale relying on third-party distribution services.
Lompoc Facility
The Lompoc facility was renovated in collaboration with extraction and manufacturing professionals with substantial combined experience in the category of cannabis extraction and manufacturing and in creating such facilities. Operational efficiency at scale and process optionality were core to the design philosophy implemented in anticipation of an evolving landscape for both cannabis product trends and extraction and manufacturing technologies. To this end, extensive HVAC systems, thorough access management controls, and intensive safety protocols were implemented to enable safe and compliant volatile-solvent extraction capability at large scale, and even the layout of the facility itself creates workflow efficiency while also enhancing safety. Products in process move through the facility in an optimized flow. Walls are treated with antimicrobial and antifungal coatings to ensure product purity and safety. Deep freezer capacity has been maximized to enable large-scale “live” extraction processes, which use cannabis plants flash-frozen upon harvest as their raw material. The power supply has been upgraded to support production far in excess of foreseeable output, and office space has been updated to enable better facility management.
Options for products that can be produced at the facility cover a broad range of cannabis manufactured goods, from cannabis-infused edible products to concentrates, such as rosin and resin.
Manufacturing and Distribution Licenses
The applicable license for manufacture as well as for distribution issued by the DCC is held by CA Manufacturing Solutions LLC (a wholly owned subsidiary of GH Group).

Wholesale
In addition to sending cultivated biomass to the Lompoc facility for manufacture, the Company also sells its biomass to distributors throughout the State of California. Further, the Company has a wholesale business selling Company-branded CPG to distributors and retailers in the State of California. The Company’s wholesale revenue decreased by $23.3 million, or approximately 15%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to lower biomass production and lower average selling prices realized in the second half of the year following the Federal agency actions.
During Q1 2023, the Company’s CPG business primarily sold to a single distributor, who in turn sold the Company’s brands to dispensaries throughout the state. Beginning in Q2 2023, the Company moved to a logistics agreement with the distributor where the distributor only delivered the Company’s product to dispensaries, and the Company became entirely responsible for managing the relationship with the dispensary. In June 2023, the distributor went into receivership, and the Company moved its logistics relationship to one of its co-packers. In March 2025, its co-packer and distributor went into receivership and the Company entered into a logistical relationship with a new distributor. In December 2025, the Company transitioned its third-party cannabis distribution to a new distributor following the prior distributor’s failure to meet certain contractual obligations.
Brand, Product and Marketing
The creation of dominant, extensible CPG products and brands is the Company’s long-term strategic mission. While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.
As production quantity has increased and the Company’s products have become more widely distributed, the Company has been pleased to receive recognition for its improved product quality from a number of cannabis-friendly media outlets such as LA Weekly, to cannabis influencers and connoisseur cannabis reviewers, such as Respect My Region.
The Company does not aim to create a consumer-facing corporate-umbrella brand, but instead takes a “House of Brands” approach, with a portfolio of brand assets constructed on consumer data, consumer segmentation, and industry analysis and insights.
The Company has taken care to segment its consumer and product types so as to cover a broad swath of the market, from new cannabis users to connoisseurs, across a range of use cases, product formats, and price points. Glass House Farms, the Company’s flagship brand, provides arguably one of the best-in-class, affordable cannabis flower products for everyday consumption. The Company sells products in various forms and categories, including flower (jars and bags) and pre-rolls (single, multi-pack and infused). The Company also sells edibles across a variety of effects and flavors. In addition, the Company sells Mama Sue (tinctures) and Allswell (flower, pre-rolls and edibles).
Retail
As of December 31, 2025, the Company operates ten retail dispensaries across California, including in Los Angeles, Santa Barbara, Santa Ana, Berkeley, Isla Vista, Grover Beach, Lemoore, Morro Bay, Santa Ynez and Turlock. In addition, in 2025, the Company entered into a management services agreement with an affiliate of LEEF Brands Inc. pursuant to which the Company provides management services for The Leaf El Paseo dispensary in Palm Desert, California.
The design of the Company’s retail stores include minimalistic retail spaces with a focus on local sourcing and sustainably grown cannabis. The Company’s staff has substantial knowledge on the health and wellness benefits of cannabis and is trained to educate customers on responsible adult-use, including understanding appropriate dosing.
The Company offers a curated selection of high-quality cannabis products in a variety of price tiers, servicing a wide range of the community. The product selection specifically promotes local and sustainably cultivated cannabis through sourcing of brands that are local to the retail facility and focuses on educating customers on the importance of supporting the local economy by purchasing locally grown cannabis. The Company’s motto is “Local Farms, Local People, Local Values.” This ethos is woven into purchasing decisions and illustrates the Company’s prioritization of locally cultivated and manufactured products.

The Company intends to curate what it believes to be the best selection of cannabis products from the following categories: flower, edibles, beverages, topicals, sublinguals and concentrates. Unlike many cannabis retailers that emphasize high-tetrahydrocannabinol (“THC”) levels in their products, product curation is a specialty of the Company and focuses on educating customers seeking to match needs and desires with appropriate products to provide optimal consumer experiences. This de-emphasis on THC helps customers understand the many benefits of a wide range of cannabinoids, including cannabidiol (“CBD”), cannabinol and Tetrahydrocannabivarin.
The Company’s retail revenue increased by $4.4 million, or 10%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The increase was primarily attributable to increased sales due to the Company’s strategic pricing initiative implemented in the first quarter of 2024 which resulted in lower consumer prices and increased traffic.
Retail Locations
The Company offers online payment processing, as well as in-store pickup and home delivery services for adult-use and medicinal-use customers at all locations. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution” for a discussion of the Company’s online sale and delivery regulatory compliance protocols.
Farmacy SB
Farmacy SB is located at 128 W Mission Street, Santa Barbara, California. It was the first licensed adult-use retail storefront to open in the City of Santa Barbara. The Company secured one of only three (3) storefront retail permits from the City of Santa Barbara, after an exhaustive merit-based selection process. Over 60 applicants applied, and Farmacy SB’s application was one of the highest scored applications. Farmacy SB was selected for a license due to its compatibility with the surrounding neighborhood, local hiring commitment, employee benefit plans, dedication to compliance and design.
As an example of the Company’s contribution to and partnership with the local community, the Company has sponsored a popular “Neighbor Deal” program that encourages its customers to shop at nearby businesses by offering discounted product if they show a same-day receipt. In this manner, the Farmacy SB has also enhanced the quality of the surrounding neighborhood and built positive relationships with neighboring businesses.
The applicable license for retail issued by the DCC is held by Farmacy SB, Inc. (a wholly owned subsidiary of GH Group).
Farmacy Berkeley
Farmacy Berkeley is located at 3243 Sacramento St, Berkeley, California and has been in operation since 2019. The Farmacy Berkeley strives to bring together cannabis advocates who share a consistent commitment to sustainably produced cannabis products delivered in a welcoming, inviting, and open environment.1
The applicable license for retail issued by the DCC is held by iCANN, LLC doing business as Farmacy Berkeley (a wholly owned subsidiary of GH Group).
The Pottery
The Pottery is located at 5042 Venice Blvd., Los Angeles, California, and includes cultivation, distribution and a retail dispensary with delivery and has been in operation since 2018. This property is in a high traffic area and is comprised of an approximately 21,000 sq. ft. lot with an approximately 12,000 sq. ft. building. It is centrally located between Beverly Hills, Culver City, Hollywood, Santa Monica and downtown Los Angeles. Approximately one-third of the facility’s building area is dedicated to The Pottery’s retail shop, while the remaining space is licensed for distribution and indoor cannabis cultivation.
The Pottery strives to bring together cannabis enthusiasts from within their local community and create an environment that is welcoming, energetic, and inclusive. The Pottery offers delivery services to a number of nearby cities including
Santa Monica, Culver City and West Hollywood. The Pottery also holds a license for the distribution of cannabis goods which authorizes it to package cannabis flower grown onsite.
The applicable license for retail issued by the DCC is held by The Pottery Inc.
1 East Bay Express (2021). Best of The East Bay 2021 – Reader’s Picks: Best Cannabis Delivery. Available at: https://eastbayexpress.com/readers-picks-cannabis/.

Farmacy Santa Ana
Farmacy Santa Ana, located at 1327 East St. Gertrude Place, Santa Ana, California, has been in operation since 2016.
The applicable license for retail issued by the DCC is held by Bud and Bloom (a wholly owned subsidiary of GH Group).
Farmacy Isla Vista
Farmacy Isla Vista, located at 6555 Pardall Road, Isla Vista, California, is a retail cannabis dispensary, and represents the second Farmacy storefront in Santa Barbara County. The dispensary is built to serve the needs of both recreational and medical cannabis consumers, providing curated quality products and expert staff.
The applicable license for retail issued by the DCC is held by Farmacy Isla Vista, LLC (a wholly owned subsidiary of GH Group).
NHC Dispensaries
The Company acquired three NHC-branded dispensaries located in Grover Beach, Lemoore and Morro Bay, California, in September 2022 and a fourth pre-operational NHC dispensary located in Turlock, California in April 2023. All four NHC-branded dispensaries are operational as of May 2023.
Farmacy Santa Ynez
Farmacy Santa Ynez, located at 3576 Madera Street, Santa Ynez, California, was opened on January 28, 2023.
The applicable license for retail issued by the DCC is held by SBDANK, LLC (a wholly owned subsidiary of GH Group), as described in the table below.
The Leaf El Paseo (Managed Site)
The Leaf El Paseo is located at 73740 El Paseo, Palm Desert, California. In May 2025, the Company entered into a management services agreement with an affiliate of LEEF Brands Inc., granting the Company exclusive rights to manage dispensary operations, including sales, inventory purchasing, and employee management. The agreement had an initial term of one year, with options for extension. As part of this strategic partnership, the Company also entered into a reciprocal off-take agreement with LEEF to supply raw cannabis for LEEF’s extraction operations, further integrating the Company’s wholesale and retail value chains.
Information Technology and Inventory Management
The Company has an information technology infrastructure that prioritizes security, compliance, business process support, customer-facing technology, operational systems, data insights, and business intelligence.
The Company used Microsoft Business Central with “Cannabis add on,” a third-party software platform, to serve as its inventory management system (“IMS”) and data warehouse through the first half of 2024. Beginning in July 2024, the Company began transitioning to SAP Business One (“SAP”) as its enterprise resource management system (“ERP”). This system also has additional, cannabis specific, user-interfaces written by Seed & Beyond (our SAP integrator). By the end of 2024, the Company completed implementation of the new system in its Cultivation, Wholesale, and CPG segments. As of January 1, 2025, SAP serves as the Company’s sole ERP.
The Company’s ERP supports company-wide operations including wholesale sales, internal inventory transfer transactions, customer data management, production management, inventory management, pricing, order management, accounting, finance and purchasing.
The Company also uses the ERP for monthly full inventory counts. The Company’s ERP allows for comprehensive reporting on all stages of inventory within the Company.
The new SAP ERP platform is the primary source for data stored in the Company’s business intelligence platform which allows users to access key financial and operational data such as revenue, inventory, and production on as frequently as a daily basis.
The IMS and ERP systems push information into California’s seed-to-sale track and trace system (“METRC”).

All personally identifiable information is required to be stored and maintained by the Company in compliance with the California Consumer Privacy Act, as amended by the California Privacy Rights Act.
Banking & Processing
The Company and all of its operating entities have accounts with one or more Federal Deposit Insurance Corporation insured banks or banks insured by the National Credit Union Administration headquartered in the greater Los Angeles area. The Company selected one of its primary banks because it is a subsidiary of one of the largest banks in the United States, which is expected to be helpful as the Company scales its operations.
The Company currently accepts cash for sales in the retail locations and cash, ACH and check for sales to direct-to-consumer customers. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution.”
Specialized Skills
The Company specializes in the cultivation, extraction, product development, manufacturing and distribution of cannabis and cannabis products. The Company employs personnel from a variety of industries including specific cannabis industry experience, with a wide range of skill sets including those with graduate level and undergraduate level degrees in their respective fields. Comprehensive training and specialized courses are provided, as applicable, for each role. With respect to cultivation, the Company recruits individuals with plant science and agricultural experience, and personnel have the practical experience necessary to cultivate high yielding, multiple strain variety cannabis plants and to develop new cannabis strains through selective horticultural practices. With regard to extraction, the Company recruits individuals with extraction and distillation experience for its product lines, and personnel have the practical experience and knowledge necessary to process the raw, dried cannabis product through volatile extraction processes, thereby generating high yields of cannabis extracts and distillates. In addition, Company personnel have the practical experience and knowledge necessary to conduct secondary processing of cannabis biomass into crude cannabis oil, distillate, and concentrates, including shatter, wax, diamonds and crystals, and to utilize the natural terpenes in cannabis to formulate premium vaporizer oils. Terpenes are the oils that give cannabis plants their aroma and come from the same components as THC and CBD.
With regard to product development and manufacturing, the Company recruits individuals with professional culinary education for edibles product development for its edibles product line, and personnel have extensive experience in confectionary product development and manufacturing, particularly with regard to cannabis edibles, including chocolates, candies, cookies, gummies, beverages and tinctures.
With regard to sales and distribution, the Company recruits employees who retain a high degree of industry awareness and knowledge and who can interface with dispensaries state-wide and introduce our products with the intention of retaining and potentially increasing shelf-space and maintaining or increasing their market share. The Company’s sales and distribution teams are important conduits for collecting intelligence on consumer behavior and trends. Our distribution capabilities are critical to building trust with dispensaries that they will receive inventory on a timely and consistent basis.
The Company believes that it currently possesses all the specialized skills and knowledge it requires but will continue to compete with other cannabis and manufacturing companies to secure and retain such qualified staff.
Sources, Pricing and Availability of Raw Materials, Component Parts or Finished Products
The Company sources its Cannabis biomass needs for its CPG brands almost entirely from its existing cultivation facilities. The Company has more than enough capacity to supply all of its flower related brands for the foreseeable future. Currently, the Company is externally sourcing manufactured cannabis extracts for its edible products. The Company believes this material is readily available from multiple third-party sources at competitive prices.
The Company’s dispensaries sell both the Company’s brands such as Glass House Farms, Allswell, and Plus and other cannabis brands sourced from third parties at its dispensaries.

Intangible Property
The Company has developed numerous proprietary technologies and processes. These proprietary technologies and processes constitute trade secrets and include its information systems, cultivation, edibles manufacturing and extraction techniques, quality and compliance processes and new product development processes. The Company relies on non-disclosure/confidentiality arrangements and trade secret protections to protect its proprietary technologies and processes. The Company has invested significant resources towards developing recognizable and unique brands consistent with premium companies in analogous industries. To date, the Company has 14 registered trademarks with the State of California and has one trademark registered with the United States Patent and Trademark Office.
The Company owns approximately 144 domain names, including its website domain (http://www.glasshousebrands.com/), in addition to social media accounts across all major social media platforms. The Company maintains strict standards and operating procedures regarding its intellectual property, including the regular use of non-disclosure, confidentiality, and intellectual property assignment agreements.
Environmental
Although a number of environmental restrictions apply to the Company, they are of a general nature and often tied to limitations on land use and thus do not materially affect ongoing operations. The environmental regulations that do affect operations generally relate to natural resource use, such as water use permits, wastewater management, energy generation, pest management and air pollution limitations. Although these regulations limit the scope of potential operations, such financial and operational obligations related to such regulations are not expected to have a material impact on the Company’s financial position or operations as currently conducted.
Employees
As of December 31, 2025, the Company had 357 full-time employees, 69 part-time employees and 2 independent contractors. The employees are distributed among several departments including manufacturing, cultivation, distribution and warehousing, quality assurance/control and compliance, sales, marketing, finance, accounting and administration. Additionally, the Company utilizes contract employees in security, cultivation, packaging and warehousing activities. The use of contract employees enables the Company to manage variable staffing needs and in the case of cultivation and security personnel, access to experienced, qualified and readily available human resources.
Competitive Conditions
As the Company is vertically integrated, it competes on multiple fronts, from manufacturing to retail to delivery, and experiences competition in each of these areas. From a retail perspective, the Company competes with other licensed retailers and delivery companies in the geographies where retail and delivery services are located. These other retailers range from small local operators to more significant operators with a presence throughout the State of California and other states in the United States. From a product perspective, the Company competes with other manufacturers of brands for shelf space in non-Company owned dispensaries throughout California. Similar to certain competitors in the retail space, the Company competes with manufacturers ranging in size from small local operators to significant operators with a larger presence. Indirectly, the Company competes with the illicit market, including many illegal dispensaries.
Over the last three years, the Company has significantly expanded its cultivation footprint with the addition of its two greenhouses in Camarillo, which increased square feet of cultivation from approximately 332,000 to approximately 1,525,000 in Q2 of 2024 and approximately 1,708,000 in Q4 2025. The Company monitors active license counts in cultivation to better understand cultivation capacity increases or decreases. Using data from the California Department of Cannabis Control, the Company estimated that the active license count for mixed light (greenhouse) and outdoor cultivation decreased by over 4,000 licenses, or 56%, from June 30, 2022, to December 31, 2024, the period during which the Company’s first greenhouse at Camarillo was fully operational. Based on this data, the Company estimates that more than 22 million square feet of cultivation production capacity left the market during this period. This decrease is well in excess of the additional capacity the Company added during Q3 2022 and Q2 2024.

Cyclicality
California cultivation experiences significant seasonal swings in productions during the year. As of December 31, 2025, approximately 80% of the active licenses in California are mixed light and outdoor licenses. As a result, the Company believes California cultivation production is much larger in the second half of the year than the first half. Because cultivation production yields in mixed light facilities are positively impacted by the increased sunlight and intensity during the late spring, summer and early fall, production output increases significantly during the second half of the year. Also, due to weather, outdoor cultivation facilities typically do not harvest in the first half of the year and get 2 harvests in the second half of the year. These factors contribute to significantly more production in the second half of the year. The higher production leads to lower prices for bulk biomass sales in the second half of the year which can be as much as 20% lower than in the first half of the year.
CANNABIS MARKET OVERVIEW
In accordance with the Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities of the Canadian Securities Administrators (“Staff Notice 51-352”), below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly or indirectly involved through its subsidiaries. In accordance with Staff Notice 51-352, the Company intends to evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended and made available to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licensing, business activities or operations are required by Staff Notice 51-352 to be promptly disclosed by the Company.
The legalization and regulation of marijuana for medical and adult-use purposes is being implemented at the State level in the United States, and in California, at the State and local levels. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act of 1970 (“CSA”), which lists cannabis as a Schedule 1 drug and renders cannabis use and, except in very limited circumstances, possession federally illegal. Although certain states and territories of the U.S. authorize medical and/or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the CSA, subject to limited appropriation-based restrictions and the exercise of prosecutorial discretion by federal authorities. Although the Company’s activities are compliant with applicable United States State and local laws, strict compliance with State and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. The risk of federal enforcement and other risks associated with the Company’s business are described under “Risk Factors.”
In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is, directly or indirectly involved through its subsidiaries. The Company and its subsidiaries are directly engaged in the cultivation, manufacture, possession, use, sale and distribution of cannabis, and hold licenses in the adult-use and/or medicinal cannabis marketplace in the State of California. In accordance with Staff Notice 51-352, the Company will continue to evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. As noted under “Non-Compliance with State and Local Cannabis Laws” below, the Company intends to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.
Exposure to U.S. Marijuana Related Activities
As of December 31, 2025, substantially all of the Company’s business was directly derived from U.S. cannabis-related activities conducted in the State of California, based on the existing operations of the Company. As such, the Company’s balance sheet and operating statement exposure to U.S. cannabis related activities is 100%.

California Cannabis Market
Management believes that California, given its talent pool, wealth of brand and product expertise and superior growing conditions, is the most strategic base for expansion once cannabis is legalized at the federal level clearing the way for interstate commerce. It is management’s view that California has significant impact on global consumer trends, especially the CPG industry. In other states and around the world, California cannabis strains are often perceived as ‘the gold standard’. With over 30 million adult residents and approximately 271 million visitors annually, the legal market for California cannabis product sales was $4.0 billion in 2025 per the California Department of Tax and Fee Administration and is larger than any other state in the United States. It is commonly estimated that the total market in California, including legal and non-legal cannabis sales, is US$10-15 billion, making it the largest cannabis market in the world. The total size of the US legal market for cannabis in 2024 was estimated at US$32.1 billion by the MJBiz Factbook, and this source projects that the market will grow to US$54.2 billion by 2029. Such estimates are based on third-party industry sources and are inherently uncertain, particularly given the continued presence of illicit market activity and evolving regulatory conditions.
Legal and Regulatory Framework
United States Federal Regulatory Environment
The federal government of the United States regulates controlled substances through the CSA, which places controlled substances on one of five schedules. Currently, marijuana is classified as a Schedule I controlled substance. A Schedule I controlled substance means the Drug Enforcement Agency considers it to have a high potential for abuse, no accepted medical treatment, and a lack of accepted safety for the use of it even under medical supervision. Overall, the United States federal government has specifically reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use marijuana even if such sale and disbursement is sanctioned by State law.
The current U.S. presidential administration under President Donald J. Trump (“President Trump”) has taken executive actions addressing federal drug policy and enforcement priorities. In December 2025, President Trump issued an executive order directing the U.S. Department of Justice, the Drug Enforcement Administration (“DEA”), the Department of Health and Human Services (“HHS”), and other federal agencies to coordinate administrative review and enforcement priorities relating to controlled substances, including cannabis. The executive order directed federal agencies to continue evaluating the appropriate classification and scheduling of marijuana under the CSA, to assess the alignment of federal enforcement priorities with state cannabis regulatory regimes, and to report on public safety, diversion, and regulatory impacts associated with cannabis scheduling.
Executive orders do not amend the CSA, do not legalize cannabis, do not create statutory or regulatory safe harbors for state-legal cannabis activities, and do not eliminate the discretion of federal prosecutors to enforce existing federal law. Executive orders may be modified, rescinded, or narrowly interpreted, and their implementation is subject to agency rulemaking, budgetary constraints, and judicial review.
Accordingly, notwithstanding the December 2025 executive order and related public statements by the current presidential administration (the “Trump Administration”) expressing support for cannabis rescheduling to Schedule III, cannabis remains a Schedule I controlled substance under U.S. federal law as of the date of this filing, and the Company’s cannabis-related activities remain illegal under the CSA. Federal authorities retain the authority to enforce applicable federal laws against the Company at any time, including through criminal prosecution, civil enforcement actions, asset forfeiture, or administrative sanctions, which could have a material adverse effect on the Company and its securityholders.
There is currently no binding federal statutory or regulatory safe harbor protecting state-legal cannabis activity from federal enforcement. Federal prosecutorial discretion may be exercised inconsistently across jurisdictions and may change without notice.

Accordingly, there are a number of significant risks associated with the business of the Company and unless and until the United States Congress amends the CSA to remove marijuana as a scheduled controlled substance with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance, and further there can be no assurance that any action by the United States Congress to place marijuana on a different schedule under the CSA would operate to reduce risk under federal law with respect to Company’s business operations), and makes certain other changes at the federal level to enable the state-level regulatory and legal regimes regarding commercial cannabis activity under which the Company operates, there is a significant risk that federal authorities may enforce current federal law, and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States. See “Risk Factors.”
The Company’s operations, to the Company’s knowledge, are in compliance with applicable State laws, regulations and licensing requirements in all material respects. Nonetheless, for the reasons described above and risks described under the headings “Forward-Looking Information” and “Risk Factors,” but not limited to these reasons, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all the risk factors contained herein.
The following sections describe the legal and regulatory landscape in respect of the State of California, being the only jurisdiction in which the Company currently operates in the United States.
While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the Company’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
There can be no assurance as to the position any U.S. presidential administration may take on marijuana or that current federal enforcement priorities will remain unchanged and future administrations or changes in agency leadership may elect to enforce federal cannabis laws more aggressively. Any enforcement of current federal laws could cause significant financial damage to the Company and its shareholders. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively. See “Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined” for further information regarding guidance made by federal authorities or prosecutors regarding the risk of federal enforcement action.
California State Level Review
In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.
In September 2015, the California legislature passed three bills collectively known as Medical Cannabis Regulation and Safety Act (“MCRSA”). MCRSA established a general licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult use marijuana program for adult use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medical and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined and expanded upon MCRSA and AUMA to provide a set of comprehensive regulations to govern medical and adult use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The California Bureau of Cannabis Control (the “BCC”), the California Department of Food and Agriculture (the “CDFA”), the California Department of Public Health – Manufactured Cannabis Safety Branch (the “CDPH”), and the California Department of Tax and Fee Administration all have some degree of regulatory responsibility for marijuana operations. MAUCRSA became effective on January 1, 2018.

From January 2018 through mid-2021, three (3) different state programs licensed and regulated cannabis businesses: the BCC, the CDFA, and the CDPH. In July 2021, the DCC was established by consolidating the three former state cannabis authorities, the BCC, the CDFA, and the CDPH. The DCC released consolidated regulations in September 2021 aimed at:
•creating a single point of contact for licensees, local governments and other stakeholders;
•simplifying and centralize licensing and regulatory oversight;
•supporting businesses to be successful and compliant with state law; and
•improving enforcement coordination.
In July 2019, California enacted A.B. 97. In relevant part, this bill authorizes licensing authorities to issue citations and fines to a licensee or an unlicensed person who violates MAUCRSA. The maximum fine is $5,000 per violation for licensees and $30,000 per violation for unlicensed persons. Each day of a violation constitutes a separate violation. A.B. 97 also repeals a prior requirement that an applicant for a provisional license first hold a temporary license. The bill also requires applicants for provisional licenses to submit evidence of compliance with the California Environmental Quality Act (“CEQA”), limits the validity of a provisional license to 12 months with subsequent renewals as approved by the relevant licensing authority, and allows licensing authorities to revoke provisional licenses for failing to diligently pursue final licensure. Finally, the bill requires the CDPH to establish a certification program for manufactured cannabis products comparable to the National Organic Program and the California Organic Food and Farming Act. In October 2019, California enacted A.B. 1529. This bill mandates that all cannabis vaping cartridges and cannabis vaporizers must include a universal symbol identifying the product as a vaping product.
In recent years, California has continued to pass legislation impacting the state’s cannabis industry. With limited exceptions, including certain social equity licenses, the DCC ceased issuing and renewing provisional licenses and no provisional license may remain effective after January 1, 2026. California passed legislation to bring an end to DCC-issued provisional licenses; in particular, following January 1, 2025, the DCC will not renew provisional licenses, though there are exceptions for social equity licenses. In September 2022, Governor Newsom signed into law SB 1326, which creates a process for California to enter into agreements with other states to allow cannabis transactions, subject to federal illegality, with entities outside California—though the Company notes that this legislation is considered highly experimental and does not reduce risk with respect to the Company, as it is predicated on inter-state cannabis transactions being U.S. federally legal, and industry stakeholders tend to view the framework established by this bill as highly theoretical. SB 1186, also signed into state law, pre-empts local bans on medicinal cannabis delivery, expanding patients’ access to legal, regulated cannabis products. Various additional bills were passed in 2022 regarding cannabis packaging, labeling, advertisement, and marketing, as well as an assembly bill attached as a trailer bill to the state budget that eliminated, beginning July 1, 2022, the cultivation tax from harvested cannabis entering the commercial market. In 2023 and 2024, California adopted cannabis-related legislation to protect job applicants from discrimination based on prior cannabis use, and effective 2025, legislation went into effect allowing licensed cannabis dispensaries to, provided local regulations allow, operate consumption lounges.
In order to legally operate a medical or adult use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in local jurisdictions with cannabis licensing programs. Therefore, local jurisdictions in California are allowed to determine the number of licenses they will issue to cannabis operators or can choose to outright ban licensed commercial cannabis activity. Local jurisdictions also are free to require additional permits, and impose ordinances, rules, and regulations that surpass state laws and regulations.
To the best of the Company’s management’s knowledge, there have not been any statements or guidance made by federal authorities or prosecutors regarding any changes to the risk of enforcement actions specific to the State of California. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to the Regulatory Environment – U.S. federal law and enforcement pertaining to cannabis and hemp” and “Risk Factors – Risks Related to the Regulatory Environment – Risks related to heightened scrutiny by regulatory authorities.”

California Licenses and Regulations
In California, State and most local medical and adult use cannabis business licenses are renewed annually. Each year, licensees are required to submit a renewal application per regulations and guidelines published by the DCC. While state-level renewals are annual, there currently is no limit to the number of renewals a licensee may obtain. Assuming requisite renewal fees are paid, renewal applications are submitted in a complete and timely manner, and the establishment has not been cited for material violations, renewal applicants can anticipate approval in the ordinary course of business. However, any unexpected denials, delays or costs associated with a licensing renewal could impede planned operations and may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
With certain exceptions for social equity licenses, the DCC ceased issuing and renewing provisional licenses and no provisional license may remain effective after January 1, 2026.
Retail
The DCC is responsible for licensing and regulating cannabis retailers in California. Adult use retailer licenses permit the sale of cannabis and cannabis products to any individual age 21 years of age or older and customers at least 18 years of age who are in possession of a valid physician’s recommendation. Thus, should a Company subsidiary be awarded an adult-use retailer license, it will be authorized to sell cannabis and cannabis products to adults 21 and over, and qualified medical consumers 18 and over subject to customer presentation of a valid government-issued photo ID. As with all state-legal marijuana programs, only cannabis grown in California by an appropriately-licensed cultivator, or microbusiness authorized to engage in cultivation, can be sold in California and retail licensees may only sell cannabis products procured from a duly licensed distributor or licensed microbusiness authorized to engage in distribution. All cannabis products are subject to regulatory laboratory testing, packaging, labeling, and tracking requirements. Upon receipt, licensed retailers must confirm cannabis products have not expired, are properly packaged and bear unique identification numbers which correspond with tracking and laboratory analysis documentation, among other requirements. Cannabis and cannabis products may only be displayed for inspection and sale on the sales floor of the facility, and may only be removed from packaging for customer inspection if properly contained and under the immediate control of licensee staff (who must remain with the customer throughout such inspection). Cannabis product displayed or inspected in this manner may not be sold or consumed and must be destroyed when no longer being used for inspection or display purposes. Retailers may only provide free cannabis products under certain, very limited circumstances and may not sell other goods, with the exception of cannabis accessories and branded merchandise. Cannabis retailers operate under a host of additional rules and restrictions under state law and regulations, in addition to any applicable local ordinances, regulations, and policies.
Medicinal retailer licenses permit the sale of medicinal cannabis and cannabis products for use pursuant to the CUA, found at Section 11362.5 of the Health and Safety Code, by a qualified medicinal cannabis patient in California who is at least 18 years of age and who possesses a valid physician’s recommendation. Only certified physicians may provide medicinal cannabis recommendations.
Distribution
The DCC is responsible for licensing and regulating cannabis distributors in California. Cannabis distribution licenses permit the licensee to transport cannabis goods between licensees, store cannabis products, package cannabis products, arrange for testing of cannabis goods, and conduct the quality assurance review of cannabis goods to ensure compliance with all packaging and labeling requirements. Licensed distributors may also package flowers and roll and package pre-rolls on their licensed premises. A licensed cannabis distributor may only distribute cannabis goods, cannabis accessories and licensees’ branded merchandise or promotional materials. Cannabis distributors operate under a host of additional rules and restrictions under state law and regulations, in addition to any applicable local ordinances, regulations, and policies.
Manufacturing
The DCC is responsible for licensing and regulating cannabis manufacturers and for establishing statewide standards for the packaging and labeling of cannabis and cannabis products. A cannabis manufacturer is anyone who makes or packages a prepared cannabis product, including edibles, topicals, tinctures, extracts, vape cartridges, capsules and more. Cannabis manufacturers can also package flower and roll and package pre-rolls on their licensed premises. Manufacturing licenses are issued based on the type of manufacturing operations to be conducted on the licensed premises. License types include extraction (using volatile and nonvolatile solvents), infusion, packaging and labeling, and shared-use facilities. Cannabis manufacturers operate under a host of additional rules and restrictions under state law and regulations, in addition to any applicable local ordinances, regulations, and policies.

Cultivation
The DCC is responsible for licensing and regulating cannabis cultivators, nurseries and processors. The DCC is authorized to issue 22 different types of cannabis cultivation licenses, depending on the type of cultivation (outdoor, indoor, mixed-light) and the size (small, medium, large). The DCC also issues licenses to nurseries and processors. Cannabis cultivators operate under a host of additional rules and restrictions under state law and regulations, in addition to any applicable local ordinances, regulations, and policies.
Reporting Requirements
The DCC manages the California Cannabis Track-and-Trace system (“CCT&T”), which tracks all commercial cannabis and cannabis products. The state of California has selected Franwell Inc.’s METRC solution (“METRC”) as the CCT&T system used to track commercial cannabis activity and movement along California’s legal supply chain; regulatory enforcement actions may result from inaccuracies, misreporting, delays or other omissions in track-and-trace reporting. While METRC is interoperable with other third-party systems via application programming interface, only licensees have access to METRC itself.
Operating Procedure Requirements
Licensing applicants must maintain and make available to the DCC certain standard operating procedures (“SOPs”) describing how the operator will, among other requirements, secure the facility, manage inventory, comply with seed-to-sale requirements, dispense cannabis, and handle waste. Licensees must provide their employees with SOP training and, in certain instances, seek written approval from governing regulating bodies before materially changing their SOPs.
Site-Visits & Inspections
The DCC and its authorized representatives have broad authority, with or without notice, to inspect licensed cannabis operations, including premises, facilities, equipment, books and records (which may be copied, and such copies retained), and cannabis products. Failure to grant representatives from the DCC full and immediate access to facilities, property, and premises, and to cooperate with inspections and investigations may result in disciplinary action. Laws and regulations enacted by many local jurisdictions grant local cannabis governing bodies and law enforcement agencies similar and, in some cases, more comprehensive inspection authority.
Storage and Security
To ensure the safety and security of cannabis facilities and operations, the DCC requires licensees to implement certain storage and security measures, including without limitation to:
1.Maintain a fully operational security and alarm system;
2.Contract for security alarm services;
3.Maintain a video surveillance system that records continuously 24 hours a day;
4.Ensure adequate lighting is installed and maintained on and about licensed facilities;
5.Only transact business during authorized hours of operations;
6.Store cannabis and cannabis product only in areas identified for such purposes on drawings submitted to and approved by the State in connection with licensure;
7.Store all cannabis and cannabis products in a secured, locked room or a vault;
8.Report to DCC and local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and
9.To the extent applicable based on a licensee’s authorized scope of operations, ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a transportation manifest in any vehicle transporting cannabis and cannabis products. Only vehicles that meet DCC distribution requirements, are to be used to transport cannabis and cannabis products for wholesale distribution.
In addition to DCC storage and security requirements, local jurisdictions may have additional storage and security requirements. Such requirements, to the extent they exist, may vary from one locality to another. California regulators have increased enforcement focus on diversion prevention and inventory discrepancies in recent years.

California Home Delivery Requirements
California law allows certain licensed retailers to deliver cannabis to adult customers at any private address within the state, including within those jurisdictions that have land use and zoning ordinances prohibiting the establishment of commercial cannabis businesses. In 2019, at least 25 local jurisdictions where cannabis sales are banned sued the state, seeking to overturn the rule allowing home deliveries statewide. On November 17, 2020, the court issued an order dismissing the suit (for lack of ripeness) and upholding the underlying DCC regulation allowing licensed cannabis delivery companies to offer services throughout the state. The court, however, affirmed that local jurisdictions can forbid such operations, though enforcement of any local ban remains with local governments. To the best knowledge of Company’s management, there have been no significant enforcement efforts mounted by local governments.
The State of California requires the satisfaction of various regulatory compliance obligations in order to operate a cannabis delivery service. The cannabis license that permits the operation of a storefront dispensary in the State of California (also referred to as a retail license) currently permits that entity to also establish a delivery operation. If an entity does not wish to set up and operate a storefront dispensary location at which it can sell products to customers in person, California has established a separate license which allows for a retail delivery operation (also referred to as a non-storefront retail license). California regulations regarding the delivery of cannabis products include the following requirements:
1.All deliveries of cannabis goods must be performed by a delivery employee (at least 21 years of age) who is directly employed by a licensed retailer.
2.All deliveries of cannabis goods must be made in person.
3.Prior to providing cannabis goods to a delivery customer, a delivery employee must confirm the identity and age of the delivery customer (as is required if such customer was purchasing the product in the physical dispensary) and ensure that all cannabis goods sold comply with the regulatory requirements.
4.A licensed cannabis entity is permitted to contract with a third-party service that provides a technology platform to facilitate the sale and delivery of cannabis goods, in accordance with all of the following: (1) the licensed cannabis entity does not allow for the actual delivery of cannabis goods by the technology platform service provider; (2) the licensed entity does not share in the profits of the sale of cannabis goods with the technology platform service provider, or otherwise provide for a percentage or portion of the cannabis goods sales to the technology platform service provider; (3) the licensed cannabis entity does not advertise or market cannabis goods in conjunction with the technology platform service provider, outside of the technology platform, and ensures that the technology platform service provider does not use the licensed cannabis entity’s license number or legal business name on any advertisement or marketing that primarily promotes the services of the technology platform; and (4) provides various disclosures to customers about the source of the delivered cannabis goods.
5.Cannabis may only be delivered to a physical address but cannot be delivered to an address located on publicly owned land or an address on land or in a building leased by a public agency, and the delivery cannot be to a location outside of the State of California.
6.The delivery operations must satisfy any local jurisdiction requirements for the delivery of cannabis products.
7.A delivery employee is not permitted to carry cannabis goods in the delivery vehicle with a value in excess of $10,000 at any time.
8.The delivery vehicle and its use must satisfy certain regulatory requirements such as continuous and dedicated GPS, use of locked containment units for the cannabis products, and unmarked vehicles.
The Company is, to the Company’s best knowledge, in all material respects in compliance with the laws of the State of California and the related cannabis licensing framework. To the Company’s best knowledge, there are no current incidences of non-compliance, citations or notices of violation which are outstanding which may have an impact on the Company’s licenses, business activities or operations in the State of California. Notwithstanding the foregoing, as is common for companies operating within the regulated cannabis industry, the Company may from time to time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of California, and such non-compliance may have an impact on the Company’s licenses, business activities or operations in the applicable state.

However, the Company, takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licenses, business activities or operations in all states in which the Company operates, including the State of California. See “Legal and Regulatory Framework – Compliance.”
Compliance with License Requirements
The Company currently has cannabis cultivation, manufacturing, distribution, retail, and delivery operations in the State of California and is, to the Company’s best knowledge, in material compliance with applicable State licensing requirements and the California cannabis regulatory framework. The Company maintains the appropriate licenses for its California cultivation, manufacturing, distribution, retail and delivery operations, as applicable.
The licenses of the Company and its subsidiaries are independently issued for each approved activity for use at the Company’s facilities in California. License renewal applications are submitted in accordance with, as applicable, the guidelines published by local cannabis regulators and the DCC. The Company has a strong track record of maintaining its licenses in good standing.
The Company has developed and implemented a comprehensive compliance program designed to achieve its strategic business goals. This compliance program integrates external regulations and requirements with internal procedures and rules to effectively outline the employee duties and standards of work. The Company has implemented policies and procedures to seek to ensure compliance with applicable laws and regulations.
In addition, the Company employs individuals dedicated to monitoring California law and local regulations for changes and update regularly. Further, the Company has contracts with external consultants, attorneys, and external advisors that regularly assist in the monitoring, notification, and interpretation of any changes.
The Company conducts quarterly internal audits to monitor compliance with regulations and to identify the areas for improvement. In addition, the Company has received and continues to receive legal input regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law in certain respects. The Company receives such input on an ongoing basis but does not have a formal legal opinion on such matters.
Cultivation Operations Compliance
The Company’s onsite operations maintain compliance by merging compliant operations into day-to-day activity. Onsite staff is trained on compliance matters and is required to operate in accordance with SOPs that have merged compliance functions with daily operational activity necessary to propagate, cultivate, harvest, and cure cannabis.
Onsite staff are required to understand and adhere to compliance requirements related to cultivation. Cultivation operations include the below-referenced departments, each of which has a manager or supervisor responsible for maintaining regulatory compliance, updating the SOPs, confirming with compliance department managers any changes to operations or the premises, and reporting, both within their chain of command but also, in many cases, into systems or reporting chains in compliance and finance.
The teams that have material compliance obligations with respect to the Company cultivation operations include:
•propagation;
•integrated pest management;
•general cultivation;
•track and trace;
•inventory control;
•facilities; and
•operations.
Facilities, in conjunction with compliance staff, designate and maintain premises diagram information, including lighting plans and implementation, and canopy areas. Canopy areas are marked using easily identifiable ribbon lines and attaching the relevant licenses to such contiguous canopy spaces. General cultivation staff are aware of the canopy limitations and are required to ensure that all cultivation is kept within canopy boundaries.

The track and trace team is led by a Track and Trace Manager that ensures strict compliance with CCT&T and includes four (4) additional staff who manage compliance with respect to track and trace operations, including requesting unique identifiers (“UIDs”), tagging immature plant lots, upon moving immature plants to mature plant growth area tagging such plants with new UIDs, assisting in harvesting measurement and data input in conjunction with various cultivation team members.
The track and trace team members have each completed training to enter the cultivation licenses daily track and trace activities in the METRC system. The Track and Trace Manager oversees all data entry to seek to ensure accuracy and perform corrections within 24 hours of identified data entries. The Track and Trace Manager is also responsible for general track and trace compliance reconciliation, record storage, cross-functional reporting, and notifying the DCC in the event of any outage that keeps the account offline and is required to maintain a record of track and trace activities which occurred while offline.
The propagation team is responsible for initiating a transfer from nursery licensed areas to mature plant licensed areas. The propagation issues an external transfer sheet containing the UIDs and quantities of plant batches and licensed destination to the track and trace team. Upon receiving a transfer sheet, the track and trace team enters the information into the METRC system, producing a manifest to initiate the movement of plants from the nursery to the mature cultivation licensed areas.
The processing team led by the Processing Manager is responsible for oversight of the post-harvesting and processing of all cannabis batches. This includes working with the track and trace team to providing the required harvest information, including, for each plant and UID, the wet weight and waste weight (such waste is required to be processed in accordance with the applicable guidelines).
The track and trace team works with Inventory Managers to maintain accurate inventory records and update weights after drying and curing processes. A certified scale is used to weigh the total dry weight of a harvested batch as soon as the drying phase is completed, typically after approximately 10 days from harvest. This total dry weight is recorded prior to any processing activity. The total dry weight is then reconciled upon completion of processing the harvest batch by comparing final product and waste weights.
In addition to the general cultivation operations, track and trace teams are responsible, along with inventory team members, for issuing manifests for nursery transfers onsite, transfer of cannabis offsite, and any other inbound or outbound cannabis goods processing as well as general inventory management and information collection at the required times and processes. In order to seek to ensure accuracy, a cycle count schedule is in place at each cultivation facility to accomplish a 30-day reconciliation of all cannabis plant and processed inventory.
Senior Cultivation Managers are responsible for drafting and updating an integrated master plan (“IPM”) in conjunction with compliance staff. The IPM plan includes any county-imposed limitations, legal limitations, and label guidelines for application. In addition, the Company imposes its own strict guidelines on the use of active ingredient products and categorically excludes certain product classes.
The Company did not grow any cannabis at The Pottery in 2024 or 2025. The indoor grow is permitted to operate with a Specialty Indoor license. This license is regulated by a maximum of 500 sq. ft. of canopy space which suits the premises as the physical design as constructed is just under 500 square feet.
Additional regulatory requirements for this license type, such as weighmaster licenses and local permits, are maintained by The Pottery’s operation and compliance teams.
Required record retention for cultivation licenses is generally as follows:
•Financial records: The cultivation managers send copies of all receipts & invoices (cash & card) to the Company’s accounting team. These records are maintained in the Company’s electronic filing system and can be produced upon request for audit and inspection purposes. Onsite copies are kept in a filing system at The Pottery cultivation by Cultivation Managers.
•Personnel records: The Company’s human resources department keeps all employee files stored both electronically and hard copy records in the Company’s office.
•Disposal records: Disposal records are maintained electronically.

The compliance department is generally responsible for maintaining licenses in good standing, including ancillary licenses such as weighmasters licenses, State Water Resources Control Board registrations and reporting, and maintaining information on the Company’s ability to meet license obligations. The responsibility includes maintaining accurate state level licenses and amending and updating such licenses and related license information, such as the premises diagrams, when required.
The Company’s compliance and licensing team is responsible for audits of onsite activities, implementing reporting guidelines, and acting as a resource to onsite team members. The compliance team calendars license renewals and other regulatory deadlines and submits, or approves the submission through contractors, of all documents to cannabis regulators. The compliance/licensing manager is responsible for preparing and submitting license renewals prior to expiration of both cannabis and other regulatory licenses, for example, State Water Resources Control Board licenses and waivers, weighmasters certificates and local use permits.
The Company has a robust financial reporting and compliance system in place. Financial reporting is reconciled against METRC reporting for maintenance of accuracy and prevention of loss. The cultivation business units are led by a Cultivation Controller who reports to the Corporate Controller who in turn reports to the Company’s Chief Financial Officer. In conjunction with operations staff, the finance team provides for the payment of local cannabis taxes, California cultivation and excise taxes and the tracking of outbound and inbound products transfers.
The finance team is also responsible for maintaining records relating to financial interest holders, tax payments, contracts and transaction records which are produced as needed for regulatory review.
Manufacturing Operations Compliance
Under applicable State regulatory requirements, licensed cannabis manufacturers are required to establish a safety and security plan to include measures preventing access to the premises by unauthorized persons and to protect physical safety of employees and to install a security alarm system designed to prevent theft or loss.
The Company seeks to comply with such security requirements through the following policies and procedures:
Security and Security Plans
Security management: The Director of Security, in coordination with managers and security advisors, is responsible for the development, upkeep, and adherence to a security plan.
Security training: All employees receive adequate security training which includes (i) the proper use of security measures and controls for the prevention of diversion, theft, or loss of cannabis or cannabis products, (ii) procedures and instructions for responding to an emergency, and (iii) education of department managers, who are responsible for the ongoing security training in daily operations. Employees are required to report any suspicious activity or security concerns to their supervisor immediately or security officer on duty immediately.
Personnel security: Each person working is supplied with a unique identification code to document entry and egress. This is accomplished with the use of a credentialed fob device that is controlled by the Director of Security. Security codes and fobs are kept secure and inaccessible to any unauthorized person. The Human Resources Manager maintains personnel records (separate from payroll records) to be kept for seven years for each employee. The Human Resources Manager is assigned responsibility for personnel policy and procedure documentation, maintenance, implementation, and training.
Security access: Each person employed is supplied with a unique identification code contained in a credentialed fob device for access. Visitors, including outside vendors and consultants, must obtain a visitor identification badge prior to entering an enclosed locked area and will be escorted and monitored by a Manufacturing Manager.
Theft or diversion: Any incident involving theft, diversion or any other criminal activity pertaining to the operations of the licensee will be reported to the DCC and local law enforcement within 24 hours. Local regulations may impose additional or more severe notice requirements related to theft, diversion, or any other criminal activity pertaining to the operations of the licensee.
Facility security: Consists of four primary systems: (i) contracted physical security, including 24 hour onsite armed security; (ii) CCTV 24-7 recording; (iii) manual code access doors equipped with ID card readers; and (iv) intrusion alarms.

Quality Control Program
Each cannabis manufacturing licensee is responsible for implementing a quality control program to ensure that cannabis products are not adulterated or misbranded. The quality control program includes quality control operations for all of the following:
•The grounds, building, and manufacturing premises: This is accomplished by the Company’s Manufacturing Facilities Manager and staff following internal SOPs to maintain the manufacturing premises so that they remain in a clean condition, free from any contamination or potential disturbance to the quality and safety of products on site.
•Equipment and utensils: The Company’s manufacturing team has established procedures for validating that all equipment and machinery is in compliance with design specifications, including built as designed with proper materials, capacity, and functions, in addition to properly connected and calibrated. The Equipment Production Supervisor oversees that team performs a visual inspection, looks for any contaminants, foreign objects, or quality issues with the equipment, supplies, raw materials or the facility. If a quality control issue is discovered when performing a visual inspection, staff must immediately notify the Manager on duty so that batch is remediated before further processing. The manufacturing team establish that operating ranges are shown to be capable of being held as long as necessary during routine productions and have a schedule for routine re-verification of all equipment and machinery.
•Personnel: The Company’s manufacturing team seeks to ensure that all cannabis and cannabis products are processed, manufactured, packaged, labeled, handled, and stored in a safe and sanitary manner and seeks to ensure that the identity, strength, quality, and purity of cannabis and cannabis products are maintained. All employees working in direct contact with cannabis must conform to hygienic practices.
•Cannabis product components: All production materials, packaging components, labeling, and other supplies must be physically inspected and stored under quarantine until they are sampled, if necessary, and released for use. All containers are inspected for appropriate labeling as to contents, container damage, or broken seals and contamination.
•Shipment inspection: Shipments unloaded from carriers are inspected for physical damage. If there is slight or moderate physical damage, the material will be more closely inspected. If any consequential damage is found, the material in question will not be permitted into the facility and the Inventory Manager will be immediately notified. The Inventory Manager and/or a Quality Assurance Specialist will make the decision to either accept or return the material. Any damaged material, which cannot be left on the truck, will be brought to the quarantine area and clearly marked as “DAMAGED” or “REJECTED.”
Manufacturing Processes and Procedures
The Company’s manufacturing operations have organized their processes and procedures by outlining each process that occurs in designated areas in the following order:
•Pre-processing/preparation area: This area is used for preparing the raw plant material. Mechanical homogenizers are used to grind the material to a uniform size. Large, super-low temperature freezers are used for storage. After preparation, material is brought to the extraction room.
•Extraction room: Non-volatile or volatile extraction is completed in the designated “extraction room” by an original equipment manufacturing-trained and certified technician. After the initial extraction is completed, the product can move into the designated area for post-production and refinement.
•Post-processing/refinement lab: This room houses solvent reclamation equipment, hazardous/flammable material storage, vacuum ovens, vacuum pumps, small benchtop chillers, water heaters, heating mantels, distillation apparati, etc. The area meets U.S. National Fire Protection Association criteria for class 1B flammable liquids and vapors. All product completed in this section of the facility is deemed safe for handling by the QA Specialist before entering the packaging area. When products reach the end of their refinement cycle and pass quality control sampling/testing, they are be moved to the designated finished product area.
•Commercial food processing “kitchen:” The area referred to as the food processing facility or “kitchen” is utilized to infuse active cannabis ingredients into consumable goods. All employees working in this area have sufficient training in Hazard Analysis Critical Control Point training and are “Serv Safe” certified. All food products are stored according to their perishability in a clean and efficacious work environment for the purpose of food processing.

•Packaging/labeling area: Finished products are moved to this area, and products still in need of formulation go to the “formulation and filling room,” where the various derivative products are volumetrically packaged and labeled by way of automated or manual robotic filling machines, then returned to this area. All products prior to being packaged and labeled undergoes a quality assessment to seek to ensure product is free of debris. An enhanced visual inspection and an olfaction inspection may be performed at this time. A log is compiled by every employee delineating employee number, product batch code, date and net batch weight. When a product has been counted and logged, the items are moved to the “secured product storage vault” and locked until further distribution.
•Formulation and filling room: This area is considered a clean room to create “nutraceutical style” products and can be used as a clean area for future work. Products to be volumetrically filled and formulated primarily consist of vape devices and topical products and tinctures.
•Secured product storage vault: This area is the most secure space in the facility, surrounded by a U.S. Drug Enforcement Agency-style “cage” comprised of anchored rod iron and Kevlar/steel inserts within the drywall. This area is tightly climate-controlled to seek to ensure hazard controls for any consumable products that are at risk for food-borne bacteria.
•Testing: All cannabis received is tested for contaminants and cannabinoid and terpenoid profile, though testing of cannabis that will undergo further processing before sale is not required by State law or regulation. In lieu of initiated testing with an independent testing laboratory, a lot specific report or Certificate of Analysis may be accepted from the supplier of the cannabis provided the results are reported by an independent testing laboratory that is licensed by the State of California. The Quality Assurance department establishes the reliability of the supplier’s analyses through confirmation of the supplier’s test results at appropriate intervals.
Inventory Control
The Company has a written inventory control plan capable of tracking the location and disposition of all cannabis and cannabis products at its licensed premises. The Director of Inventory Management and Control follows the internal Inventory Tracking standard operating procedure and oversees that the inventory team reports all tracking of inventory items accurately.
In addition, the Company reconciles the on-hand inventory of cannabis and cannabis products at its licensed premises with the records in the track-and-trace database at least once every 30 calendar days. The Director of Inventory Management and Control and team produce a 30-day inventory reconciliation for all inventory in the track and trace system. This is overseen by the Operations Coordinator who reports to the Plant Manager.
Retail and Distribution
Each of the Company’s retail locations is managed by an Operations Manager who is responsible for maintaining compliant operations. CCT&T obligations are handled by the inventory and compliance team whose duties include receiving inbound cannabis products, checking the products against the manifest, accepting or rejecting products and updating the track and trace database when accepted, destruction of product, processing returns, compliance training and inventory reconciliation. At the time of delivery, the receiving employee is charged with examining the product packaging to seek to ensure that it meets packaging and labeling requirements.
The track and trace system, METRC, is only one of multiple data sets used to manage, track, reconcile, and reduce loss of inventory. The Company also enters all inventory into its general inventory management system, by porting METRC tags through the Company’s enterprise resource planning software. Each dispensary has its own assigned tags. METRC manifests, tags, certificates of analysis, inventory reconciliations, and invoices are kept for records retention. Manifests are required to be kept for seven years.
The inventory and compliance team reviews and fully assesses all on-hand inventory every 30 days and cross-references to the general inventory database.

Safety and security measures are an integral part of each floorplan. Licensed premises are designed to control customer flow and prohibit unauthorized entry to limited-access areas. Limited-access areas include spaces utilized to secure, store, transfer, or receive cash, salable goods, records and surveillance equipment (excluding the sales floor). These areas are accessible only to authorized individuals; authorization is granted by necessity of job function. Additionally:
•no one under age 21 may enter a limited-access area;
•only authorized individuals are permitted entry to a limited-access area, which may include:
◦employees;
◦outside vendors;
◦contractors; or
◦anyone doing business that requires access to the limited-access area;
•authorized individuals who are not employees must:
◦be accompanied by an employee at all time;
◦have their visits recorded in a log (including date, time, name, purpose of visit, areas visited, employee escort name; logs are retained in compliance with State record keeping requirements and available to licensing agencies and authorities upon request); and
•only employees and contractors are permitted on site outside of retail store hours.
Employees are required to display a laminated identification badge. Visitors are provided a visitor’s badge. To enter each retail licensed area, a customer is required to present a valid government issued photo ID.
Each Company retail licensee location has specific access controls related to both inventory and cash management. Cash is secured in specialized vaults as a safety measure against robbery and is regularly deposited.
When transporting cash, each Company retail store is required to comply with all DCC regulations, security protocols and internal best business practices defined by the retail finance team in all transportation of cash. Armored car transportation is the preferred method of transportation. This service in combination with retail security protocols are designed to safeguard all transportation of cash to and from the specific site.
There are several specific controls related to general retail merchandising that include limits on customer interactions with samples, product display, and purchasing requirements. Store merchandising is directed and approved by the VP of Retail and implemented by store management and designees. Changes to merchandising are reviewed for compliance, and, where appropriate, proposed changes are evaluated by the corporate compliance managers.
To place an online order for cannabis products, a customer is required to upload a valid California identification and a self-photo, both of which are electronically verified by retail employees. No online sales or home deliveries are made to individuals outside the State of California. On delivery, the Company’s delivery employee electronically scans the customer’s identification and utilizes mobile technology to process electronic payments and to upload data into the Company’s inventory management system.
Delivery operations must be conducted by an employee over the age of 21. A copy of the licensee’s license, the driver’s government identification, and the employee badge are required to be carried by the driver. At the time of delivery, the driver must confirm the age and identify of the customer in accordance with general retail customer data collection procedures.
Certain restrictions on where delivery is allowed to occur include the requirement that it be to a physical address within California, cannot be to a school, youth center, or childcare center, and cannot be delivered to any public or United States land.

Retail delivery may only be accomplished by using an enclosed motor vehicle, equipped with a GPS device capable of tracking and recording all vehicle movement and maintaining 90 days of travel data. Only employees are permitted in the vehicle during delivery operations. Delivery vehicles may not have markings that indicate cannabis may be contained within. The total value of goods carried cannot exceed $10,000 at any time, or more than $5,000 in goods that do not have associated pre-orders.
Cannabis goods are kept in a lockable case (either combination or lock) that is secured to the inside of the vehicle.
Distributor obligations include separation of non-cannabis goods storage from cannabis goods, a requirement to store by batches of similar products and not store mixed product batches together. Batch labeling of products must occur and include, manufacturer or processor license number and information, date of entry into storage, UID for each batch, a description of the goods and the unit weight or batch weight and count (as accomplished by licensed weighing devices and personnel), and the best by or any expiration dates.
Batch testing is accomplished by state licensed laboratories who take samples while products are held. Testing operations, including those accomplished while the goods are held, are highly regulated. A Company employee must be present when sampling occurs. The sampling process must be on video with the batch number identified on video and the recording maintained for 90 days. Chain of custody records for anyone possessing and moving the sample are required.
All cannabis goods transported by distribution require a manifest in the CCT&T system prior to shipment, the information required includes testing and sampling data, sale of goods, description of goods and weight and count of goods. Prior to shipment, the manifest must be submitted to the purchaser or transferee and the DCC. The receiving licensee is required to check the manifest and reject any non-conforming goods or goods not on the manifest.
While the Company is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors.”
Non-Compliance with State and Local Cannabis Laws
From time to time, as with all businesses and all rules, it is anticipated that the Company may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:
•staying open slightly too late due to an excess of customers at stated closing time;
•minor inventory discrepancies with regulatory reporting software;
•missing fields in regulatory reports;
•cleaning schedules not available on display;
•educational materials and/or interpreter services not available in a sufficient number of languages;
•updated staffing plan not immediately available on site;
•improper illumination of external signage;
•cannabis infused product utensils improperly stored;
•labels out of compliance with current regulatory guidelines;
•out-of-date or non-compliant documents in the license record which must be updated or further developed;
•insufficient disclosures made on the Company’s good-faith interpretation of the applicable rules and regulations;
•delayed or remedial measures to report or correct reporting related to regulatory “Owners” or “Financial interest holders” of the Company;
•partial obstruction of camera views; and
•onsite surveillance room used for any other function (i.e., storage).

In addition, either on an inspection basis or in response to complaints, such as from neighbors, customers or former employees, State or local regulators may among other things issue “show cause” or “Notice to Comply” letters, give warnings to or cite the Company for violations, including those listed above. Such regulatory actions could lead to the requirement to remedy the situation, usually within a specified timeframe, or, in more serious cases, lead to penalties and/or amendments, suspensions or revocations of licenses or otherwise have an impact on the Company’s licenses, business activities or operations.
The Company conducts and intends to continue to conduct internal audits with respect to compliance with applicable State and local cannabis rules and regulations.
The Company intends to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations, and the Company intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.
Ability to Access Public and Private Capital
The Company has historically, and will continue to have, access to equity financing from the public capital markets by virtue of its status as a reporting issuer in each of the provinces and territories of Canada other than Québec.
The Company has historically, and continues to have, access to equity and debt financing from the prospectus exempt (private placement) markets in the U.S. The Company also has relationships with sources of private capital (such as investment funds, family offices and high net worth individuals) that could be investigated at a higher cost of capital.
The Company currently has access to equity financing through the private markets in the U.S. In addition, the Company has accessed the U.S. credit markets through a credit facility for up to $100 million through the Prior Senior Secured Credit Agreement, which is fully paid off (see “General Development of the Business – Financing Transactions – Prior Senior Secured Credit Agreement”) and is currently party to the Senior Secured Credit Facility providing up to $50 million (see “General Development of the Business – Financing Transactions – Senior Secured Credit Facility”). However, there can be no assurance the Company will continue to access these financing options in the future.
Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in cannabis-focused companies and businesses similar to that of the Company. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is currently available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable to the Company. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors – The Company may be subject to restricted access to banking services in the United States and Canada.”
RISK FACTORS
There are a number of risk factors that could cause future results to differ materially from those described herein. The following are certain factors relating to the Company and its business that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects, or the trading price of the Equity Shares. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company may also impair the operations of the Company. If any such risks actually occur, security holders of the Company could lose all or part of their investment and the business, financial condition, liquidity, cash flows, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

Risks Related to Legality of Cannabis
While legal under applicable U.S. State law, the Company’s business activities are illegal under U.S. federal law.
Investors are cautioned that in the United States, cannabis is largely regulated at the State level, and in California, at both the State and local levels. To the Company’s knowledge, as of the date hereof the medical use of cannabis has been legalized in 38 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in DC and 24 states. Another 10 states have decriminalized its use. Additional states have pending legislation regarding the same. Although California authorizes medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized cannabis in some form, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia remain illegal, under the CSA and such acts may constitute criminal offenses under federal law, subject to limited appropriations-based restrictions and the exercise of prosecutorial discretion by federal authorities. The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Marijuana is currently classified as a Schedule I drug under the CSA. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for the use of the drug under medical supervision. Although the Company believes that the business of the Company is and will be materially compliant with applicable U.S. State and local law, even strict compliance with State and local laws with respect to cannabis does not necessarily absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company.
Since the possession and use of cannabis and any related drug paraphernalia is illegal under U.S. federal law, the Company may be deemed to be aiding and abetting illegal activities. The Company cultivates, manufactures and distributes medical and adult-use cannabis and cannabis products. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Company, including, but not limited to, a claim regarding the possession, use and sale of cannabis, and/or aiding and abetting another’s criminal activities, and/or claims related to money laundering or tax evasion. The U.S. federal aiding and abetting statute provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” Accordingly, the U.S. DOJ retains the authority to allege that the Company has aided and abetted violations of federal law in connection with its cannabis-related activities. As a result, the U.S. Department of Justice (“DOJ”), under the current presidential administration, could allege that the Company has “aided and abetted” violations of federal law by providing financing and services to the Company. Under these circumstances, the federal prosecutor could seek to seize the assets of the Company, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing. In these circumstances, the Company’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such an action would result in a material adverse effect on the Company.
U.S. Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the CSA and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. Investment in, or employment by, a cannabis business engaged in activities that are illegal under U.S. federal law may adversely affect the admissibility of non-U.S. citizens into the United States and could potentially result in lifetime inadmissibility. See “Risk Factors – U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.”
As of December 31, 2025, the Company derives substantially all of its revenues from the cannabis industry in the State of California, of which the industry is currently illegal under U.S. federal law and the Company has certain intellectual property licensing agreements in Nevada and Florida. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant laws is a significant risk. The Company is at risk of being prosecuted under U.S. federal law and having its assets seized.

Historically, medical cannabis has been protected against federal enforcement by enacted legislation from the United States Congress in the form of what is commonly called the “Rohrabacher-Farr Amendment,” or “Blumenauer Amendment,” which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state-level, subject to the United States Congress restoring such funding. Notably, this amendment has always applied to only medical cannabis programs, must be annually renewed, and has no effect on the pursuit of recreational cannabis activities. The amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature, expire at the end of a fiscal year or other defined term. Historically, Congress has included an appropriations rider restricting the Department of Justice from using funds to interfere with the implementation of state medical cannabis laws. Such rider must be renewed annually and does not amend substantive federal law. Funding for fiscal year 2025 is currently operating under a continuing appropriations resolution that references prior-year authorities and conditions; however, the rider is not restated in the current law, may be subject to differing interpretations and may be modified, omitted, or terminated at any time in subsequent appropriations legislation.
In July 2020, the House of Representatives passed the “Blumenauer-McClintock-Norton-Lee amendment” to the Commerce, Justice, Science (CJS) Appropriations bill. That amendment proposed continuing the Rohrabacher-Farr Amendment’s protections for state medical cannabis programs and extend those protections to include recreational programs in states where recreational cannabis is legal. The amendment was not included in the final spending bill, so at this time the protections afforded by the Rohrabacher-Farr Amendment apply only to medical cannabis programs.
Should Congress fail to include the Blumenauer Amendment language in the next appropriations package, there can be no assurance that, upon expiration of the Blumenauer Amendment, the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, even if such proceedings were concluded successfully in favor of the Company. The Company’s activities and operations in the United States are, and will continue to be, subject to evolving regulation by governmental authorities. The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.
The Trump Administration has made various statements indicating that the Trump Administration intends to take a more balanced approach to the enforcement of existing federal marijuana laws and regulations.
In December 2025, President Trump issued an executive order entitled “Increasing Medical Marijuana and Cannabidiol Research,” directing the Attorney General to take all necessary steps to complete the ongoing administrative rulemaking process to reschedule marijuana from Schedule I to Schedule III under the CSA in the most expeditious manner consistent with federal law, including the statutory procedures required for such rescheduling. The executive order also directs federal health agencies to expand research into medical marijuana and cannabinoid products and calls for coordination with Congress on statutory definitions of hemp-derived cannabinoid products. The executive order does not itself change the scheduling of marijuana, does not amend the CSA, and does not create any legally enforceable rights or protections on its own; any change in marijuana’s scheduling under the CSA will result only from the completion of the formal administrative rulemaking process or future statutory action. Executive orders may be modified, rescinded, narrowly interpreted, or implemented inconsistently and their effectiveness is subject to agency rulemaking, budgetary constraints and judicial review.
Federal authorities previously initiated an administrative review of cannabis scheduling. In August 2023, HHS recommended that cannabis be reclassified to Schedule III, and in April 2024 the DEA issued a notice of proposed rulemaking to that effect. As of the date hereof, the DEA has not finalized any rescheduling determination, and cannabis remains classified as a Schedule I substance under federal law. Even if cannabis were reclassified to Schedule III, such reclassification would not legalize commercial cannabis activity and would likely subject the Company to increased regulation and oversight by the DEA and the U.S. Food and Drug Administration (“FDA”), including registration, inspection, recordkeeping, manufacturing standards, labeling restrictions, and enforcement actions for non-compliance.

Any changes in the federal government’s enforcement of current federal laws and regulations could adversely affect our ability to conduct commercial cannabis activity under our current local and state-level authorizations. Marijuana is a Schedule I controlled substance under the CSA meaning that it has a high potential for abuse, has not currently “accepted medical use” in the United States, lacks accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. No drug product containing natural cannabis or naturally-derived cannabis extracts have been approved by the FDA for use in the U.S. or obtained registration from the DEA for commercial production and the DEA may never issue the registrations required of the commercialization of such products. The Company will continue to assess potential strategic acquisitions of existing or new businesses in the cannabis industry, should the Company determine that such activities are in its best interests and the best interests of its stockholders. Any such pursuit would involve additional risks with respect to the regulation of cannabis, particularly, if the federal government determines to actively enforce all federal laws applicable to cannabis.
California has continued to refine its cannabis regulatory framework, including the elimination of provisional licenses, with most provisional licenses no longer renewable and no provisional license permitted to remain effective after January 1, 2026, and the adoption of additional labor, environmental, delivery and consumer-use regulations. Compliance with evolving California regulations may increase operating costs and regulatory risks and failure to maintain required licenses could result in suspension or revocation of the Company’s operations.
Overall, the cannabis industry remains subject to significant legal, regulatory, political and enforcement uncertainty at both the federal and state levels. The inability of the Company to successfully navigate the myriad of risks could have a material adverse effect on its business, financial condition, results of operations and prospects.
Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its publicly-traded shares. In addition, it will be difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.
As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several states have enacted laws relating to cannabis for medical purposes.
The Cole Memorandum outlined certain priorities for the U.S. DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.
In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively and, on January 4, 2018, former Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.
As discussed above, since the appropriations rider commonly referred to as the “Rohrabacher-Farr Amendment” or “Blumenauer Amendment” apparently has not been renewed, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law. Such appropriations-based restrictions apply only to medical cannabis programs, do not apply to adult-use cannabis activities, must be renewed annually and do not create substantive rights or immunity from prosecution.
On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, and William Barr was eventually appointed to the role. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by states to legalize marijuana but would not target cannabis companies in states that legalized it under the policies from the former Obama administration. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remain consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure. Federal enforcement activity during Attorney General Barr’s tenure remain generally consistent with discretionary enforcement practices rather than formal guidance.
In January 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021.
On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the CSA, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. This review could result in efforts to remove cannabis from Schedule I of the CSA, and such efforts are formally underway as of the date of this MD&A. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. In April 2024, the DEA presented a proposed change rescheduling cannabis to Schedule III and opened a public comment period. That public comment period ended on July 22, 2024. While a significant number of comments supported rescheduling, the process was subsequently delayed by procedural challenges, congressional scrutiny, and administrative appeals. A DEA administrative hearing scheduled for January 2025 was ultimately canceled, and as of the date hereof, no final rescheduling determination has been issued. On January 20, 2025, President Trump was sworn in as the 47th President of the United States. President Trump has publicly stated that his administration would support reclassification of cannabis as a Schedule III controlled substance under the CSA and would not stop or reverse a Schedule III determination by the DEA. In December 2025, President Trump issued an executive order directing the DOJ, DEA, HHS, and other federal agencies to coordinate administrative review and enforcement priorities relating to controlled substances, including cannabis, and specifically to continue evaluating the proposed reclassification of marijuana to Schedule III.

The December 2025 executive order does not amend the CSA, does not legalize cannabis, does not create any statutory or regulatory safe harbor for state-legal cannabis activity, and does not limit the discretion of federal prosecutors to enforce existing federal law. Executive orders may be rescinded, modified, or narrowly implemented, and their effectiveness is subject to agency rulemaking, budgetary constraints, and judicial review. At present, absent an act of Congress, the DEA retains final authority to determine whether cannabis will be rescheduled under the CSA and is not bound by HHS recommendations or executive branch statements. Reclassification of cannabis to Schedule III would not decriminalize cannabis or eliminate the conflict between state and federal law. Schedule III classification would likely subject cannabis to increased regulation by the DEA and the FDA, including registration, inspection, recordkeeping, manufacturing standards, labeling restrictions, and limitations on medical claims, which could materially increase compliance costs and operational complexity for the Company. If the DEA does not finalize a rescheduling determination, Congress could elect to take legislative action to amend the CSA, including moving cannabis to a different schedule or removing it entirely from the CSA. There can be no assurance that Congress will take such action or that any such legislation would be implemented in a manner favorable to the Company.
If cannabis is reclassified as a Schedule III, Schedule II or lower controlled substance, the resulting re-classification would result in the need for approval by the FDA and the DEA. As a result of such a reclassification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation and oversight by the FDA and the DEA. The Company may be required to obtain federal registrations, comply with enhanced security, reporting and inventory controls and submit to periodic inspections. Failure to comply with such requirements could result in civil or criminal penalties, suspension, revocation, registrations or enforcement actions that could have a material adverse effect on the Company’s business, financial condition and results of operations.
Furthermore, should the United States federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical and adult-use cannabis. Clinical trials may be needed to verify efficacy and safety of medical cannabis products. It is also possible that the FDA would require that facilities where cannabis is grown or manufactured register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.
Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis as currently scheduled as a Schedule I drug (and as to the timing or scope of any such potential amendments there can be no assurance) in such a manner as to enable the existing operation of commercial cannabis activity across state lines as otherwise sanctioned under state law, and otherwise legislates to implement a legal and regulatory paradigm to allow state—sanctioned commercial cannabis markets to safety operate under federal law, and federal regulators implement regulations in harmony with such Congressional action, there is a risk that U.S. federal authorities may enforce current U.S. federal law, or change federal laws, regulations, and policies that are not favorable to the Company or the state markets in which it operates. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects and the Company would be materially adversely affected.
Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of Company assets; however, as of the date hereof, the Company believes that proceedings of this nature are likely to be remote.
There is no certainty as to how the DOJ, Federal Bureau of Investigation, DEA, FDA or other federal, state and local government agencies will handle cannabis matters in the future. The Company regularly monitors the activities of the current administration and state legislators in this regard.

The Company is subject to restricted access to banking services in the United States and Canada.
In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Treasury Department issued guidance through a memorandum (the “FinCEN Memorandum”) with respect to financial institutions providing banking services to cannabis businesses. This guidance includes burdensome due diligence expectations and reporting requirements and does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. DOJ, FinCEN or other federal regulators. Thus, many banks and other financial institutions in the United States choose not to provide banking services to cannabis-related businesses or rely on this guidance, which is non-binding, does not confer legal protection and may be rescinded, revised or narrowly interpreted at any time by the current presidential administration or a future administration. In addition to the foregoing, banks may refuse to process debit card payments, and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the United States. The inability, or limitation of the Company’s ability, to open and maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently, increase cash-handling risks, raise operating costs and limit the Company’s ability to engage in ordinary-course commercial transactions.
Legislation commonly referred to as the SAFE Banking Act or similar federal banking reform proposals (of which there have been many over the past decade or more) have not been enacted into law as of the date hereof. Accordingly, there remains no federal statutory safe harbor for financial institutions providing services to cannabis businesses and there can be no assurance that banking access for the Company will improve in the near term.
Additionally, Canadian banks may potentially refuse to provide banking services to companies engaged in U.S. cannabis activities while it is illegal under U.S. federal law or may impose enhanced diligence, pricing or structural requirements that increase the Company’s cost of capital or limit available banking relationships.
There are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Company. Although there has been an increase in the amount of private financing available over the last several years, such financing remains difficult to obtain and there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. Institutional lenders, commercial banks and large financial institutions continue to approach the U.S. cannabis industry cautiously due to federal illegality, regulatory uncertainty and compliance risks. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable to the Company. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.
The differing regulatory requirements across State jurisdictions may significantly hinder or otherwise prevent the Company from achieving economies of scale.
State-by-state cannabis regulatory frameworks impose varying ownership restrictions, licensing requirements, tax regimes and disclosure obligations, which may limit the Company’s ability to efficiently deploy capital or integrate operations across jurisdictions. It may not be achievable to implement traditional rules of investing in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different states to reach economies of scale and to conduct business across State lines, such an investment thesis may not be feasible in the cannabis industry because of varying state-by-state legislation. Applicable regulations in many states may require advance disclosure of and approval of State regulators to accomplish an investment. As no two regulated markets in the cannabis industry are exactly the same, doing business across State lines may not be possible or commercially practicable, and is likely to result in numerous inefficiencies and duplicative costs. As a result, the Company may be limited to identifying opportunities in individual states, which may have the effect of slowing the growth prospects of the Company.
Risk of legal, regulatory or other political change.
The success of the business strategy of the Company depends on the legality of the cannabis industry and the promulgation of laws, regulations, and policies that render feasible successful participation in the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework remains in flux. To the Company’s knowledge, as of the date hereof, the medical use of cannabis has been legalized in 38 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in the District of Columbia and 24 states. Another 10 states have decriminalized its use. The risk remains, however, that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company’s business, results of operations, financial condition or prospects.

Delays in enactment of new State or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal and State regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company could be negatively impacted, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.
Further, there is no guarantee that State laws legalizing and regulating the sale, taxation, and use of cannabis will not be repealed or overturned or dramatically changed, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions, including prohibiting ownership of cannabis businesses by public companies, or implementing unfavorable local rules and regulations that make infeasible participation in the local cannabis market. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal under State law, or if existing applicable State laws are repealed, unfavorably changed, or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit, tax, and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable marijuana legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.
The Company is also aware that multiple states are considering or have passed additional or special taxes or fees on businesses in the cannabis industry, including excise taxes, gross receipts taxes and local cannabis-specific use permitting fees and assessments. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. Should such additional or special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.
Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the State and federal level. The inability of the Company to expeditiously and appropriately respond to the changing and often unpredictable regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.
The Company faces significant competition from the illegal cannabis market.
The Company continues to face competition from producers and distributors of cannabis and cannabis products that are unlicensed and unregulated and operating exclusively in the illegal cannabis market. The illicit market currently in California is generally understood to dwarf the size of the legal cannabis market, though reliable statistics concerning the magnitude of illegal cannabis sales and the impact on the regulated cannabis market are difficult to quantify with precision. State and local regulators have historically devoted limited enforcement resources to addressing illicit cannabis activity and while California has announced periodic enforcement initiatives, sustained and comprehensive suppression of the illicit market has not been achieved. Illicit market participants generally produce and sell cannabis and cannabis products with higher concentrations of active ingredients, use pesticides, terpenes or other additives which the Company may not be permitted to use, do not pay taxes and fees that regulated cannabis companies pay, and/or sell cannabis and cannabis products at prices that a regulated cannabis company could not feasibly offer, and/or engage in advertising and promotion activities from which the Company is prohibited; further, such participants do not incur compliance, testing, labor or environmental costs required of licensed operators. As these illegal market participants do not comply with the laws and regulations governing the legalized cannabis industry, their operations may also have significantly lower costs than those of the Company. The perpetuation of the very robust illegal market for cannabis and cannabis products in California and other states continues to exert downward pressure on pricing, compress margins, reduce legal market share and distort consumer demand and has a material adverse effect on the Company’s business, financial condition, results of operations and prospects, as well as the public’s perception of regulated cannabis products.

The cannabis industry is a relatively new industry that may not succeed.
Should the U.S. federal government change course and decide to pursue widespread enforcement actions against state-legal medical or adult-use cannabis businesses or should federal or state regulatory frameworks materially change, there may not be any market for the Company’s products and services. It is a relatively new industry subject to extensive regulation, and exposed to legal, political, taxation, enforcement and market risks that are not present in more mature industries and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit the Company to succeed. The Company is treating, and will treat, the cannabis industry as a highly regulated and evolving market and may adjust its future operations, product mix and market strategy as the industry develops and matures.
The Company’s operations in the U.S. cannabis market may become the subject of heightened scrutiny.
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.
Given the heightened risk profile associated with cannabis in the U.S., CDS Clearing and Depository Services Inc. (“CDS”) may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the U.S. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Cboe Canada, the Canadian Securities Exchange, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Equity Shares to make and settle trades. In particular, Equity Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of Equity Shares through the facilities of a stock exchange.
In light of the myriad of political and regulatory uncertainties surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”) setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views the Staff Notice favorably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Company’s ability to pursue further investment and opportunities in the Company.
Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and/or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Settlement by Securityholders Resident in the United States.
Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the United States cannabis industry which may prohibit or significantly impair the ability of securityholders in the United States to trade the Equity Shares. In the event residents of the United States are unable to settle trades of the Equity Shares, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.
Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital.
The Company’s business activities rely on newly established and/or developing laws and regulations in the various states in which the Company operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the U.S. DOJ, the Financial Industry Regulatory Advisory or other federal, State or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical and/or adult-use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company’s industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of the Company or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in the Company.
The Company’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations.
Because the manufacture, distribution, and dispensation of cannabis remains illegal under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and other related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under U.S. federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA. As a result, a majority of the United States’ banks and financial institutions have refused to open bank accounts for the deposit of funds from businesses directly or indirectly involved with the cannabis industry. Others have agreed to accept deposits from medical cannabis sales, but not recreational cannabis sales. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company. See “Risk Factors – The Company may be subject to restricted access to banking in the United States and Canada.”
In February 2014, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors in the 2014 Cole Memorandum relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memorandum.
In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there is no current intention by the Company to declare or pay dividends on the Equity Shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Any re-classification of cannabis under the CSA or changes in U.S. federal controlled substance laws and regulations may affect the Company’s business.
On August 29, 2023, HHS issued a recommendation to the DEA that cannabis be reclassified from Schedule I to Schedule III under the CSA. The scientific review supporting HHS’s recommendation to the DEA that cannabis be reclassified from a Schedule I to a Schedule III drug was publicly released, in response to a request made under the Freedom of Information Act, 5 U.S.C. § 552, on January 12, 2024. In April 2024, the DEA issued a notice of proposed rulemaking to reclassify cannabis as a Schedule III controlled substance and opened a public comment period which concluded on July 22, 2024. It cannot be known whether the appropriate federal bodies will indeed reclassify cannabis as a Schedule III controlled substance, whether such classification will be finalized or when such a reclassification might take place. Classifying cannabis as a Schedule III substance would, however, have significant implications for the Company.
If, for example, cannabis is re-categorized as a Schedule III or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be simpler and more accessible; however, if cannabis is re-categorized as a Schedule III or other controlled substance, the resulting re-classification would result in the requirement for heightened FDA regulatory approval if medical claims are made for the Company’s products such as medical cannabis. As a result, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products may be subject to a significant degree of regulation by the DEA. In that case, the Company may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of the Company’s current or anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on the Company’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.
In December 2025, President Trump issued an executive order directing the Attorney General to take all necessary steps to complete the ongoing administrative rulemaking process to reschedule marijuana from Schedule I to Schedule III under the CSA in the most expeditious manner consistent with federal law. The executive order further directs HHS, the FDA, the National Institutes of Health, and other federal agencies to expand research into medical marijuana and cannabinoid products and to coordinate efforts relating to such research. The executive order does not amend the CSA, does not legalize cannabis, does not mandate rescheduling, and does not create any statutory or regulatory safe harbor for state-legal cannabis activity. Executive orders may be rescinded, modified, narrowly interpreted, or implemented inconsistently, and their effectiveness is subject to agency rulemaking, budgetary constraints, and judicial review.
It is important to note that reclassifying cannabis under a different Schedule under the CSA would not resolve the current conflict between state and federal law regarding commercial cannabis activity permitted under applicable state law. Even if cannabis were reclassified to Schedule III, cannabis would remain illegal to produce or sell under U.S. federal law absent FDA approval, as it would remain an unapproved drug, and additionally would not guaranty alignment between state-legal compliance regimes and the overarching federal framework, all of which could have a material adverse effect on the Company.
The Company faces intense competition from other companies and increasing legalization of cannabis and rapid growth and consolidation in the worldwide cannabis industry may further intensify competition.
The cannabis industry is undergoing rapid growth and substantial change, and the legal landscape for medical and recreational cannabis is rapidly changing both domestically and internationally. An increasing number of jurisdictions globally are passing legislation allowing for the production and distribution of medical and/or recreational cannabis in some form or another. Federal legalization or normalization of cannabis in the United States, if it occurs, could increase competition by enabling entry by larger, well-capitalized domestic or international companies, including consumer packaged goods, pharmaceutical, alcohol, tobacco, or agricultural companies. Entry into the U.S. domestic cannabis market by international competitors might lower the demand for the Company’s products.
The foregoing legalization and growth trends in the worldwide cannabis industry has resulted in an increase in competitors, consolidation and formation of various strategic relationships. Such acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, shrinking revenue and market share or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the cannabis industry may intensify and place downward pressure on retail prices for products and services, which could negatively impact profitability.

The Company faces and expects to continue to face intense competition from other companies, some of which can be expected to have longer operating histories, stronger brand recognition, and significantly greater financial resources, manufacturing and marketing experience than we have. This may enable them to adapt to changing market conditions and take advantage of new market opportunities more quickly than the Company is able to. Increased competition is likely to result in price compression, reduced gross margins and loss of market share. In addition, consolidation in the cannabis industry may create larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings than the Company’s resources, capabilities and offerings. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms that are considered acceptable. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect our business, financial condition and operations.
The availability of favorable locations may be severely restricted.
In California and other states, the local municipality pursuant to local zoning and land use laws and regulations has authority to choose where any cannabis establishment will be located. Many jurisdictions continue to impose caps, moratoria, buffer requirements, or outright bans on cannabis businesses, significantly limiting the number of available locations.
Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for the Company to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to the Company, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities. Such constraints may increase operating costs, limit expansion opportunities, and adversely affect the Company’s ability to grow or maintain profitability.
U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.
Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers, agents, representatives, and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as the Company), who are not U.S. citizens face the risk of being barred from entry into the United States potentially for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.
Risks Related to Hemp
The Company Entered the Regulated Hemp Industry in the United States
The Company has entered the regulated hemp industry in the U.S. where state, local and territorial laws permit such activities. The Company and its subsidiaries and managed entities also may directly participate in the cultivation, manufacture, processing, sale and distribution of industrial hemp and products containing hemp or hemp-derived substances, and such entities possess or will possess a hemp cultivation license as required for participation in the regulated hemp marketplace. In the future, the Company may, through its wholly-owned or managed affiliates, make further investments into other companies directly and indirectly participating in the regulated hemp industry across the U.S. and internationally.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Hemp Related Activities.
As of the date of this document, no revenues of the Company’s business were directly derived from U.S. hemp-related activities. The Company has procured from Ventura County, a local jurisdiction of California, a registration to cultivate industrial hemp and although the Company is not currently actively growing industrial hemp under this registration, the registration remains valid. As part of the California authorized state hemp program, the Company has entered into and recently renewed a partnership with the Regents of the University of California to cultivate hemp for scientific research purposes.
Reform of Federal Legislation of Industrial Hemp and Hemp-Based Cannabinoids
United States Regulation of Industrial Hemp and Hemp-Based Cannabinoids. On December 20, 2018, President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115- 334, (popularly known as the “2018 Farm Bill”) into law.2 Under the 2018 Farm Bill, industrial and commercial hemp are no longer to be classified as a Schedule I controlled substance in the U.S. The definition of “hemp” includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9 THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and the production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and which otherwise meets the definition of “hemp.”
The recent amendments to federal law were designed to close the so-called “hemp loophole” by revising the definition of “hemp,” which had enabled the sale of intoxicating hemp-derived products beyond the 2018 Farm Bill’s intent to legalize industrial hemp. In November 2025, Congress enacted the Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026, H.R. 5371 (119th Cong.) which was signed by President Trump and became Public Law No. 119-37 on November 12, 2025. Section 781 of Public Law 119-37 amends the federal “hemp” definition in 7 U.S.C. § 1639, and provides that these amendments take effect 365 days after enactment. As amended, the definition shifts to a “total tetrahydrocannabinols” standard, expressly including THCA, capped at not more than 0.3% on a dry-weight basis, and adds statutory exclusions that remove certain cannabinoid products from treatment as lawful “hemp.” Those exclusions include (among other things): (i) “intermediate hemp-derived cannabinoid products,” including products containing specified synthesized/manufactured cannabinoids and/or exceeding a combined total of more than 0.3% “total tetrahydrocannabinols” plus other “THC-like cannabinoids” (as determined by HHS), and (ii) “final hemp-derived cannabinoid products” exceeding a per-container threshold of 0.4 milligrams combined total (including THCA and other “THC-like cannabinoids” as determined by HHS). Once effective, after affording a compliance period through late 2026, these amendments are expected to materially narrow the range of hemp-derived cannabinoid products that qualify as lawful “hemp” under federal law and could materially increase federal controlled-substance risk for non-compliant products. Despite the removal of CBD extracted from hemp and other hemp extracts produced under authorized state hemp programs excluded from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.3
2 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.
3 Notably, to date, the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

The FDA continues to enforce against violations of the FD&C Act by issuing warning letters to companies marketing and selling hemp-derived products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved hemp-derived CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements, and as such, the agency has targeted companies whose products violated the FD&C Act’s prohibition against: (i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; (ii) marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases); (iii) including a substance in human or animal food when that substance is not GRAS (generally recognized as safe); and (iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson.” The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to a food or marketed as a dietary supplement due to existing provisions of the FD&C Act and outlining the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Company’s business and financial condition. Further, the FDA has repeatedly stated that it will continue to police the market and enforce against CBD products. On March 22, 2021, for example, the agency issued warning letters to two companies for selling OTC products labeled as containing CBD, alleging the products were illegally marketed, unapproved drugs, which were misbranded due to prominent featuring of CBD on the labeling, followed by additional warning letters issued in 2021 and 2022. The FDA’s enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but other enforcement mechanisms are available to the FDA, including civil and criminal penalties. The FDA’s current prohibition on certain hemp-derived products and the unknowns and associated risks of potential future regulations governing hemp-derived products may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.
On January 26, 2023, the FDA announced its conclusion that existing regulatory pathways are not appropriate for CBD and that a new regulatory pathway would benefit consumers by providing safeguards and oversight to manage and minimize risks related to CBD products. The agency also stated that it is prepared to work with Congress on this matter and that it “will continue to take action against CBD and other Cannabis-derived products to protect the public, in coordination with state regulatory partners, when appropriate” by “monitoring the marketplace, identifying products that pose risks and acting within our authorities.” We note that although much of the official discussion on hemp-derived products had been localized to hemp-derived CBD, other hemp-derived cannabinoids should be assumed to be included. Although initial regulatory focus was on hemp-derived CBD, other hemp-derived cannabinoids, including so-called “intoxicating” cannabinoids have increasingly become the subject of regulatory scrutiny.
Since 2024, Congress has introduced various legislation to amend the 2018 Farm Bill for the purpose of prohibiting or curbing the commercial production, sale, and distribution of certain hemp-derived cannabinoids with an “intoxicating” effect. As noted above, Public Law No. 119-37 in November 2025 introduced amendments to the federal hemp definition originally established by the 20018 Farm Bill (effective 365 days after enactment) that (i) adopt a “total tetrahydrocannabinols” standard (including THCA) for hemp plant material and (ii) create product-based exclusions, including a per-container THC/cannabinoid threshold for certain final hemp-derived cannabinoid products. These amendments, once effective in late 2026, are expected to directly and materially affect the legality, commercial viability, and regulatory compliance of hemp-derived cannabinoid products in which the Company may have a direct or indirect interest. The new laws will, once they become effective, directly and materially affect the legality, commercial viability, and regulatory compliance of products manufactured, distributed or otherwise produced using industrial hemp, in which the Company may have a direct or indirect interest. As a result, there can be no assurance that federal law will continue to permit the manufacture, distribution or sale of hemp-derived intoxicating products, and such changes to federal law or regulation may materially and adversely affect the business operations, prospects, and cash flows if hemp industry stakeholders.

As a result of the 2018 Farm Bill, federal law dictates that cannabinoids (like CBD and THC) derived from hemp are not a controlled substance; however, cannabinoids derived from hemp may still be considered a controlled substance under applicable state law. In addition, the federal amendments enacted in Public Law No. 119-37 (effective 365 days after enactment) exclude certain hemp-derived cannabinoid products, including specified synthesized or manufactured cannabinoids and products exceeding statutory THC or cannabinoid thresholds, from the definition of lawful “hemp,” which may cause such products to be treated as controlled substances under federal law. Individual states take varying approaches to regulating the production and sale of hemp and hemp-derived cannabinoids. Some states explicitly authorize and regulate the production and sale of hemp-derived cannabinoids (and/or products that contain them) or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities. Other states, however, maintain drug laws that do not distinguish between marijuana and hemp and/or hemp-derived cannabinoids which results in hemp being classified as a controlled substance under certain state laws. State laws are in many cases not consistent between or among states and, in some instances, with federal law regarding hemp.
State-Level Hemp-Related Legislation
Various U.S. state and local authorities have enacted legislation and/or regulations to create regulatory programs regarding the cultivation of hemp as well as the manufacturing and distribution of hemp products, especially hemp products containing “intoxicating” hemp-derived cannabinoids. California, for instance, recently took steps to enact certain regulatory and statutory changes to curb the market for “intoxicating” hemp-derived cannabinoids. Other states are moving to take action to regulate hemp products (for example, Missouri has recently adopted a state-level legal framework for hemp products, Illinois is exploring a regulatory regime for hemp, and Tennessee passed legislation effective in 2026 to regulate hemp products) creating a patchwork of laws and regulations that vary, and sometimes conflict between states. Other states have instituted bans or significant restrictions on some or all products with some or all hemp-derived cannabinoids, and others are considering legislation involving similar bans or significant restrictions. As a result, the regulatory and legal challenges associated with operating within the hemp industry are, generally, increasing both in terms of the quantity and complexity.
Notably, California Assembly Bill 8 (“AB 8”) was signed into law by Governor Gavin Newsom on October 2, 2025. The measure integrates “intoxicating hemp” and hemp-derived cannabinoids, including delta-8 THC and delta-10 THC, into the state’s regulated cannabis market. AB 8 revises the definition of “industrial hemp” to apply a “total THC” standard (encompassing delta-9 THC and its precursors) and restricts the manufacture, distribution, and retail sale of intoxicating hemp products to entities licensed under California’s cannabis regulatory framework. Once effective, the law prohibits unlicensed sales of such products, aligns testing, labeling, and packaging requirements with cannabis regulations, and expands enforcement authority for state and local agencies. The legislation establishes a phased implementation timeline. Certain provisions, including limitations on the use of hemp extract in foods, beverages, and dietary supplements, take effect January 1, 2026. Full statutory enforcement of the transition—under which intoxicating hemp products must be sold only through licensed cannabis channels—commences January 1, 2028. Accordingly, AB 8 creates a multi-year transition period intended to harmonize the previously unregulated hemp-derived intoxicant market with the existing cannabis control regime.
The CDPH previously adopted emergency regulations on September 24, 2024, prohibiting the sale of hemp products containing any detectable amount of THC or other intoxicating cannabinoids and limiting sales to individuals 21 years of age or older. These emergency rules remain in effect and serve as the operative regulatory framework pending final rulemaking. CDPH has initiated permanent regulations that would codify many of the emergency provisions and those proceedings are ongoing. AB 8 is designed to complement and ultimately supersede the emergency regime, providing a statutory foundation for continued enforcement against unregulated intoxicating hemp products until its full operative date in 2028.
The Company’s hemp-related activities are limited, contingent, and may not result in commercial revenues.
The Company’s current involvement in the U.S. hemp industry is limited and primarily indirect. The Company does not currently generate revenues from hemp-related activities and has not commenced active commercial operations under its hemp cultivation or manufacturing licenses. The Company’s entry into the hemp industry includes a research-focused partnership under California’s authorized state hemp program with the Regents of the University of California. In addition, the Company’s hemp licenses and research activities may not lead to commercial production or revenue-generating operations. The Company may elect not to pursue further hemp-related activities depending on regulatory developments, market conditions, capital availability or strategic priorities. As a result, the Company’s hemp-related initiatives may not contribute meaningfully to revenues or profitability and could result in losses, impairment charges, or write-downs of invested capital.

Regulatory uncertainty surrounding hemp-derived cannabinoids could adversely affect the value of the Company’s hemp-related licenses.
Although hemp was removed from Schedule I of the Controlled Substances Act under the 2018 Farm Bill, the regulatory framework governing hemp-derived cannabinoids—particularly cannabinoids with intoxicating effects—remains unsettled and subject to significant change at the federal and state levels. Recent federal legislative amendments, proposed Farm Bill reforms, and state-level actions, including California’s emergency regulations and Assembly Bill 8, have narrowed or may further narrow the range of hemp-derived products that may be lawfully manufactured, distributed, or sold. Changes in federal or state law, regulation, guidance, or enforcement policy could restrict or prohibit the manufacture, sale, or distribution of hemp-derived cannabinoid products. Any such changes could limit or eliminate the Company’s ability to operate under its hemp licenses, or result in stranded assets, sunk costs, or foregone business opportunities.
The Company’s hemp-related activities may be subject to state and federal regulatory scrutiny and enforcement risk despite their limited scope.
Even though the Company’s hemp-related activities are currently limited and primarily non-commercial, hemp cultivation, processing, research, and product development activities are subject to oversight by multiple regulatory authorities, including the U.S. Department of Agriculture, the FDA, and applicable state and local agencies. Regulatory requirements governing hemp, including testing standards, THC thresholds, recordkeeping, reporting, and product classification, are complex, evolving, and in some cases inconsistently interpreted or enforced. Failure by the Company, its affiliates, research partners, or investment counterparties to comply with applicable federal and state hemp-related laws or regulations, whether due to changes in law, interpretive guidance, or enforcement priorities, could result in enforcement actions, fines, license suspension or revocation, product seizures, contractual disputes, or reputational harm. Such outcomes could adversely affect the Company’s ability to pursue hemp-related opportunities in the future, even if its current exposure remains limited.
The Company may incur hemp-related compliance costs and operational constraints without realizing corresponding strategic or financial benefits.
If the Company elects to expand its hemp-related activities, it may be required to incur additional costs related to licensing, regulatory compliance, testing, legal review, insurance, internal controls and operational oversight. There can be no assurance that such costs would be offset by revenues, strategic benefits, or investment returns, particularly given the uncertainty surrounding hemp-derived cannabinoid regulation, enforcement trends and consumer demand. Any increase in the compliance burden or regulatory risk without corresponding commercial success could have a material adverse effect on the Company’s business, financial condition or results of operations.
Business Structure Risks
Unpredictability caused by the Company’s capital structure.
Although other Canadian-based companies have dual class or multiple voting share structures, given the concentration of voting control that is held indirectly by the founders of GH Group (being Kyle Kazan, Graham Farrar, James Rosenwald III and IV, Laura Parker Rosenwald, Jocelyn Rosenwald and Kris Hulgreen) (collectively, the “Company Founders”) by virtue of their Multiple Voting Shares, the Company is not able to predict whether this control will result in a lower trading price for or greater fluctuations in the trading price of the Equity Shares or will result in adverse publicity to the Company or other adverse consequences.
The Company’s multi-class structure has the effect of concentrating voting control and the ability to influence corporate matters with the Company Founders.

The Multiple Voting Shares have 50 votes per share, whereas the Equity Shares have one vote per share (other than in respect of the election of directors of the Company, for which the Limited Voting Shares do not have any entitlement to vote). As of December 31, 2025, the Company Founders hold approximately 76% of the voting power in the Company on a non-diluted basis, and approximately 64.6% on a diluted basis, based on their ownership of 100% of the Multiple Voting Shares (without taking into account any Equity Share they may hold). Accordingly, each of the Company Founders has significant influence over the management and affairs of the Company and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of the 50-to-1 voting ratio between the Multiple Voting Shares and Equity Shares, the holders of Multiple Voting Shares control a majority of the combined voting power of the Company’s voting shares even though the Multiple Voting Shares represent a substantially reduced percentage of the total outstanding shares of the Company. The concentrated voting control of the holders of Multiple Voting Shares limits the ability of the holders of Equity Shares to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to the Company’s decisions to amend its share capital, create and issue additional classes of shares, make significant acquisitions, sell significant assets or parts of its business, merge with other companies and/or undertake other significant transactions. As a result, holders of Multiple Voting Shares have the ability to influence or control many matters affecting the Company and actions may be taken that the holders of Equity Shares may not view as beneficial. The market price of the Equity Shares could be adversely affected due to the significant influence and voting power of the holders of Multiple Voting Shares. Additionally, the significant voting interest of the holders of Multiple Voting Shares could discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Equity Shares, might otherwise receive a premium for the Equity Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares. At a special meeting of the shareholders conducted on June 23, 2023, the shareholders voted to extend the Multiple Voting Shares structure for an additional 3 years, with a sunset period ending on June 29, 2027. See “Description of Capital Structure – Equity Shares” and “Description of Capital Structure – Multiple Voting Shares.”
The issuance of Preferred Shares (as defined herein) could decrease earnings and assets available to holders of the Equity Shares and may decrease the market price of the Equity Shares.
The issuance of Preferred Shares and the terms selected by the board of directors of the Company (the “Board”) could decrease the amount of earnings and assets available for distribution to holders of Equity Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Equity Shares without any further vote or action by the holders of the Equity Shares. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of the Equity Shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Equity Shares.
Loss of FPI status.
The Company currently qualifies as a “foreign private issuer” (“FPI”) as defined in Rule 405 under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). While the terms of the Multiple Voting Shares and Equity Shares are intended to avoid such a circumstance, if, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of an FPI, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s FPI status may result in substantially increased U.S. reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The Company will become subject to Section 16 reporting requirements applicable to foreign private issuers, which may increase our compliance costs and regulatory burden.
On December 18, 2025, the Holding Foreign Insiders Accountable Act (“HFIAA”) was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. Pursuant to the HFIAA, effective March 18, 2026, directors and executive officers of foreign private issuers will be subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act, including the requirement to file Forms 3, 4 and 5 with the SEC to report beneficial ownership interests in company securities. In response to these requirements, we expect to enhance our existing compliance framework, including the adoption of additional policies, procedures and controls, which may result in increased legal, administrative and compliance costs. While we intend to take reasonable measures to support compliance by the Company and its directors and executive officers, the application of Section 16 to foreign private issuers is relatively recent, and related regulatory interpretations, guidance and market practices may continue to develop. Accordingly, compliance with these requirements may require additional management attention and resources and could, from time to time, increase our regulatory compliance burden, which could adversely affect our business, results of operations or the market price of our securities.
General Regulatory and Legal Risks
The Company may be subject to the risk of civil asset forfeiture.
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
The Company may lack access to U.S. bankruptcy protections.
Because the use of cannabis is illegal under U.S. federal law, many U.S. courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, it is unlikely that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations (the Company would indeed expect such protections would be unavailable), which could have a material adverse effect on the Company.
The Company may be subject to the risk of an inability to enforce its contracts.
It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple states and U.S. federal courts have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There remains doubt and uncertainty that the Company will be able to legally enforce some or all of its contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on the Company.
The Company may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.
The Company is subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, the Company is required to comply with certain Canadian securities laws, income tax laws, the rules of Cboe Canada and other Canadian legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations in Canada (in addition to U.S. laws and regulations) may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on the Company’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company is subject to general regulatory and licensing risks.
The Company is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, public hearings and costly undertakings on the part of the Company. As of April 1, 2022, California no longer issued provisional licenses, instead requiring all cannabis businesses to obtain annual licensure and meet certain defined milestones to move the licenses to annual status. No provisional license will be effective after January 1, 2026. Transitioning a provisional license to an annual license is a comprehensive process which includes completed and sometimes lengthy review under the California Environmental Quality Act for every facility seeking licensure. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary, permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Many of the licenses held by the Company are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations. These renewals are contingent upon the registration holder’s past and continued ability to meet the statutory and regulatory requirements of the given program. The Company’s Licensing Manager, supported by Compliance personnel, actively monitor renewal dates for licenses to seek to ensure that licenses are renewed as and when required. The Company has implemented a centralized tracking, review, and upkeep system with respect to license maintenance.
While the Company believes that its compliance controls have been developed to mitigate the risk of violations of any licenses it holds arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company may become involved in a number of government or agency proceedings, investigations and audits, including, without limitation, proceedings to renew or extend certain regulatory approvals required to conduct commercial cannabis activity (e.g., renewal, review, or extension of a Development Agreement). The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of the Company management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.
California regulatory regime and transfer and grant of licenses.
Cannabis business activities are heavily regulated in California at both the state and local levels. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, relating to the cultivation, manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical and recreational marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the DCC, and local regulatory bodies broad administrative discretion over the activities of the Company in California, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services. Government approvals, including state licenses and local permits, are currently required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from cultivating, manufacturing, distributing and selling medical or adult use cannabis in California. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the DCC and local governmental authorities and obtaining all regulatory approvals from the DCC, and local governmental authorities, where necessary, for the cultivation, manufacturing, distribution and sale of its cannabis products.

The Company may not be able to, through no fault of its own, obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate its respective business, or may only be able to do so at great cost. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. The Company will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business, the suspension or expulsion from the California cannabis market or of its key personnel, and the imposition of fines and censures. The inability to obtain or maintain necessary licenses, permits, certificates, authorizations or accreditations, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.
The Company’s current Senior Secured Credit Facility requires the Company to comply with certain restrictive loan covenants which may limit the Company’s ability to operate its business.
Under the terms of the current Senior Secured Credit Facility, the Company has made certain customary representations and warranties, and is subject to customary affirmative and negative covenants, including restrictions on the Company’s or its subsidiaries’ ability to incur additional debt, create additional liens, transfer or dispose of assets, make distributions, consolidate, dissolve or merge, and other potential events of default (including payment defaults, covenant defaults, cross defaults and bankruptcy defaults). The Senior Secured Credit Facility also contains various financial covenants, including a minimum fixed charge coverage ratio and minimum liquidity covenant.
As of December 31, 2025, the Company was not in compliance with the Fixed-Charge Coverage Ratio financial covenant under its Senior Secured Credit Facility and also experienced certain technical events of default related to administrative and guarantor provisions, none of which related to payment obligations. As a result of these events of default, the lender had the contractual right to declare the related debt immediately due and payable. On March 16, 2026, the Company entered into a First Amendment and Waiver to the Senior Secured Credit Facility pursuant to which the lender waived the financial covenant violation and the related technical events of default. The amendment also suspends testing of the Fixed-Charge Coverage Ratio for the fiscal quarters ending March 31, 2026, June 30, 2026, and September 30, 2026, with covenant testing resuming for the fiscal quarter ending December 31, 2026. As a result of the waiver and covenant suspension, the lender does not have the contractual right to accelerate the debt arising from these events of default for a period greater than twelve months from December 31, 2025. Accordingly, the related debt has been classified as noncurrent as of December 31, 2025. The Company will incur significant costs annually complying with such covenants and can provide no assurance that, if it is unable to comply with these covenants in the future, the Company will be able to obtain the necessary waivers or amend the Senior Secured Credit Facility to prevent a default with its senior secured lenders.
A breach of any of these covenants or requirements could result in a default under the Senior Secured Credit Facility. If the Company defaults under the Senior Secured Credit Facility and is unable to cure the default or obtain a waiver, the Company will not be able to access the credit available under the Senior Secured Credit Facility, the Company could have valuable collateral foreclosed upon and there can be no assurance that the Company would be able to obtain alternative financing. The Senior Secured Credit Facility also includes customary default provisions that entitle the senior secured lenders to take various actions in the event of a default, including, but not limited to, demanding payment for all amounts outstanding. If this occurs, the Company may not be able to repay such indebtedness or borrow sufficient funds to refinance. Even if new financing is available, it may not be on terms that are acceptable to the Company. No assurance can be given that the Company’s future operating results will be sufficient to achieve compliance with the covenants and numerous requirements under the Senior Secured Credit Facility.
Regulatory action and approvals from the U.S. Food and Drug Administration.
The Company’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

Some or all of the Company’s cannabis-based products may be classified as cosmetic products, in which case such products are subject to various federal and state laws and regulations, including relating to the formulation, testing (including clinical testing), manufacture, storage, transportation, import, export, sale, handling, distribution, packaging, packing, labeling, advertising, and safety of the products, including, but not limited to, the laws administered by the FDA under the FDCA and its implementing regulations, as well as the United States Department of Agriculture (the “USDA”), the Modernization of Cosmetics Regulation Act, and by all other state and local laws parallel to the aforementioned federal requirements. Cosmetic products containing THC or CBD are not specifically prohibited by FDA, but while the ingredients that can be included in cosmetics are not highly limited by FDA, it does require that such ingredients be “safe” within the meaning of applicable laws and regulations. It is likely that the Company’s products, to the extent classified as cosmetics products, are not in compliance with the applicable federal laws and regulations as enforced by the FDA, and this could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.
Similarly, some or all of the Company’s cannabis-based products may be classified as food and dietary supplement products, in which case such products are subject to various federal and state laws and regulations, including relating to the formulation, testing (including clinical testing), manufacture, storage, transportation, import, export, sale, handling, distribution, packaging, packing, labeling, advertising, and safety of the products, including, but not limited to, the laws administered by the FDA under the FDCA and its implementing regulations, as well as the USDA, the Dietary Supplement and Nonprescription Drug Consumer Protection Act, and by all other state and local laws parallel to the aforementioned federal requirements. In the prevailing federal legal and regulatory landscape, such cannabis-based products would not be found to be compliant; all ingredients included in a food must be generally recognized as safe (“GRAS”), but to date, the FDA does not recognize cannabis as GRAS. It is likely that the Company’s products, to the extent classified as food and dietary supplement products, are not in compliance with the applicable federal laws and regulations as enforced by the FDA, and this could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.
FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.
Disruptions at the FDA, including due to a reduction in the FDA’s workforce and/or inadequate funding for the FDA, could prevent the FDA from performing normal functions on which our business relies, which could negatively impact our business.
The ability of the FDA to review and approve new products or review other regulatory submissions can be affected by a variety of factors, including statutory, regulatory and policy changes, inadequate government budget and funding levels or a reduction in the FDA’s workforce and its ability to hire and retain key personnel. Such changes and other disruptions at the FDA may increase the time to meet with the FDA and receive FDA feedback, review and/or approve our submissions, conduct inspections, issue regulatory guidance, or take other actions that facilitate the development, approval and marketing of regulated products, which would adversely affect our business. In addition, government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA and other related government agencies. For example, the Trump Administration recently established the Department of Government Efficiency, which implemented a federal government hiring freeze and announced certain additional efforts to reduce federal government employee headcount and the size of the federal government. It is unclear how these executive actions or other potential actions by the Trump Administration or other parts of the federal government will impact the FDA or other regulatory authorities that oversee our business. These budgetary pressures may reduce the FDA’s ability to perform its responsibilities. If a significant reduction in the FDA’s workforce occurs, the FDA’s budget is significantly reduced or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions or take other actions critical to the development or marketing of our products, if approved, which could have a material adverse effect on our business.
Limited Trademark Protection.
The Company is not currently able to register any U.S. federal trademarks for its cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is federally illegal under the CSA. The United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the geographic areas in which it and its subsidiaries conduct business. The use of its trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

Business Risks Related to the Cannabis Industry
Scientific research related to the benefits of cannabis remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.
Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To the Company’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids, as such trials are severely restricted under the current U.S. federal legal and regulatory framework. Any statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, any statements made in this AIF are subject to the experimental parameters, qualifications, assumptions and limitations in the studies that have been completed.
Although the Company believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Given these risks, uncertainties and assumptions, prospective and current shareholders of the Company should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company may be unable to attract and retain customers.
The Company’s future success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in its aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Negative publicity or consumer perception may affect the success of the Company’s business.
The success of the cannabis industry may be significantly influenced by the public’s perception of marijuana. Both the medical and adult-use of marijuana are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to marijuana will be favorable. The cannabis industry is in its relatively early-stages and that is constantly evolving with no guarantee of viability. The market for medical and adult-use marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of marijuana, whether in Canada, the U.S. or elsewhere, may have a material adverse effect on the Company’s business, financial condition, results of operations, customer base or prospects.
Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political trade winds, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, political positions, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, political positions, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company.
Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. Among other things, a negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.

Controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose the Company to litigation and additional regulation.
There have been a number of highly publicized cases involving lung injuries, illnesses and deaths that have been associated with vaporizer devices and products used in such devices including cannabis-derived and nicotine-based vaporizer liquids. Although the precise causes of many of these incidents remain the subject of ongoing investigation, such events have resulted in heightened public scrutiny, adverse media coverage and increased regulatory attention directed toward vaporizer products generally. In response, certain jurisdictions in the United States have taken steps to prohibit or restrict the manufacture, distribution, sale, marketing or use of vaporizer products, including through bans on certain device types, flavor restrictions, enhanced testing requirements, labeling mandates, age-verification requirements and limitations on advertising and promotion. These regulatory trends may continue, accelerate or expand and additional jurisdictions may adopt similar or more restrictive measures. Negative public sentiment and regulatory action may further limit the cannabis industry’s ability to sell vaporizer products and may reduce consumer demand for such products which could materially and adversely affect the Company’s revenues and operating results.
In addition, vaporizer products, including cannabis vaporizer devices and cartridges, are subject to heightened regulation under the federal Prevent All Cigarette Trafficking Act, as amended (the “PACT Act”). The PACT Act is a United States federal law originally enacted in 2009 and expanded in 2021 to cover electronic nicotine delivery systems and vaporizer products, and it applies only to activities conducted in or affecting U.S. commerce. The PACT Act expanded U.S. federal regulation to include “electronic nicotine delivery systems,” a category that has been interpreted by certain federal agencies and private carriers to include vaporizer devices and related components regardless of whether they contain nicotine. As a result, the PACT Act imposes significant compliance obligations, including registration with federal and state authorities, age-verification requirements, detailed recordkeeping and reporting obligations, tax compliance requirements and restrictions on shipping and delivery services. Many common carriers have ceased transporting vaporizer products altogether. Compliance with the PACT Act and analogous state laws may increase the Company’s costs, restrict distribution channels, limit direct-to-consumer sales, and reduce the availability of shipping and logistics options, any of which could materially adversely affect the Company’s business, financial condition, results of operations or prospects.
Litigation relating to vaporizer products is also increasing at an alarming rate, including product liability claims, consumer class actions, and actions alleging failure to warn, design defects, manufacturing defects, or violations of consumer protection or public health laws. Such litigation could expand to include the Company or its products, even if the Company has complied with applicable regulations. Defending against such claims could be costly, time-consuming, and distracting to management and adverse judgments, settlements, recalls, or enforcement actions could result in significant financial liability, reputational harm, or restrictions on the Company’s ability to continue selling vaporizer products. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The cannabis industry is difficult to forecast.
As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, as well as the difficulties inherent to monitoring the illicit cannabis market, which is generally understood to substantially undercut the market for regulated cannabis products, the market data available is limited and unreliable. Federal and State laws prevent widespread participation and hinder market research. Therefore, market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this AIF.
The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.
The Company may be subject to the risk of constraints on marketing products.
The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations or prospects could be adversely affected.

Risks Related to the Company’s Business
The Company may not successfully execute its business strategy.
An important part of the Company’s business strategy involves expanding operations in additional U.S. markets, including in markets where it does not currently operate. The Company may be unable to pursue this strategy in the future at the desired pace or at all. The Company may be unable to, among other things, identify suitable businesses to acquire or invest in, complete acquisitions on satisfactory terms, successfully expand its infrastructure and sales force to support growth, achieve satisfactory returns on acquired businesses or enter into successful business arrangements for technical assistance or management expertise.
In addition, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. The Company can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Company’s business, financial condition or results of operations.
If the Company succeeds in expanding its business (which is currently exclusively operating in the state of California), such expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, the Company’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in U.S. states in which it does not currently operate. Consequently, in order to manage growth effectively, the Company may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls or make other capital expenditures. The Company’s business, financial condition and results of operations could be adversely affected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.
The Company has a limited operating history.
As a high-growth enterprise, the Company does not have a current history of profitability. As such, the Company has no immediate prospect of generating profit from its intended operations. The Company will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on its shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.
The Company is heavily reliant on its management team.
The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.
News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to the Company employees, then this may reduce our ability to effectively manage our business in the U.S.
Certain of the Company’s officers and directors may now be, and all of them in respect of the Company may in the future become, affiliated with entities engaged in business activities similar or dissimilar to those intended to be conducted by the Company and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented or how much time should be allocated to a particular business activity related or unrelated to the Company.

The Company’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to the Company and the other entities to which they owe duties. In the course of their other business activities, the Company’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, as the Company’s officers and directors are not required to present investment and business opportunities to the Company in priority to other entities with which they are affiliated or to which they owe duties, and such conflicts may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company’s officers, directors, security holders and their respective affiliates and associates may have interests that conflict with the Company’s interests.
The Company has not adopted a policy that expressly prohibits its directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by the Company or in any transaction to which the Company is a party or has an interest. Such persons or entities may have a conflict between their interests and ours, which may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Failure to establish and maintain effective internal control over financial reporting may result in the Company not being able to accurately report its financial results, which could result in a loss of investor confidence and adversely affect the market price of the Equity Shares.
The Company is responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Despite the Company’s financial control and management systems, such internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of the Equity Shares and harm the Company’s ability to raise capital in the future.
If management of the Company is unable to certify the effectiveness of its internal controls, or if material weaknesses or significant deficiencies in its internal controls are identified, the Company could be subject to regulatory scrutiny and a loss of public confidence, which could harm its business. In addition, if the Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the price of Equity Shares and harm the Company’s ability to raise capital.
It is not expected that the Company’s disclosure controls and procedures and internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to errors or fraud may occur and may not be detected in a timely manner or at all. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in its reported financial information.

The Company may be subject to the risk of competition from synthetic production and technological advances.
The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana. If they are successful, the widespread popularity of such synthetic products, or a more favorable regulatory and tax environment with respect to such synthetic products, could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future that may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.
The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent, ultra vires or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Certain events or developments in the cannabis industry more generally may impact the Company’s reputation.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not, and frivolous litigation. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of the Company. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not, and the cannabis industry in general, whether true or not. It is increasingly the case that cannabis marketplace competitors will bring frivolous lawsuits against fellow stakeholders for purposes of generating publicity, undermining the reputation of the litigation target, and/or creating a public platform to decry unpopular policies. The Company does not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Third parties with whom the Company may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Company.
The parties with which the Company may do business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Company’s business may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to advertising and promotional risk in the event it cannot effectively implement a successful branding strategy.
The Company’s future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including its ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for the Company’s business in the future or will generate awareness for any of the Company’s products. In addition, no assurance can be given that the Company will be able to manage our advertising and promotional costs on a cost-effective basis.
The Company is subject to product liability regimes and strict product recall requirements.
The Company distributes products designed to be ingested by humans. Accordingly, the Company faces the risk of exposure to potentially numerous product liability claims, regulatory action and litigation if any of its business’s products are alleged to have caused significant loss or injury, or are deemed unsafe for consumption, or are found to be out of compliance with numerous laws and regulations applicable to such products. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect our reputation with the Company’s clients and consumers generally, and may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Company. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.
The Company may not be able to successfully develop new products or find a market for their sale.
The cannabis industry is in its early stages of development and the Company, and its competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of research and development capital in order to successfully develop and generate revenues from new products introduced by the Company. The Company may also be required to obtain additional regulatory approvals from Health Canada various U.S. regulatory authorities, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company is reliant on third-party suppliers, manufacturers and contractors.
The Company maintains a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is reliant on key inputs.
The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.
The Company is reliant on equipment and skilled labor.
The ability of the Company to compete and grow is dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
Service providers could suspend or withdraw service.
As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third-party service providers to the Company could suspend or withdraw their services at any time, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.
The Company may be subject to the risk of litigation.
The Company is currently a party to certain litigation and may become party to other litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and/or the market price for the Equity Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.
The Company may be subject to risks related to the protection and enforcement of intellectual property rights and may become subject to allegations that the Company is in violation of intellectual property rights of third parties.
The ownership and protection of intellectual property rights may be a significant aspect of the Company’s future success, particularly with respect to protections for cultivation processes and technologies. The Company may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. The Company tries to protect its intellectual property by entering into confidentiality agreements with parties that have access to it, such as the Company’s partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Company could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use of the Company’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.
The Company may be subject to risks related to information technology systems, including cyber-attacks.
The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend, in part, on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
The Company may be subject to risks related to security breaches.
Given the nature of the Company’s products and its lack of legal availability outside of highly regulated channels approved by state and local governments, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.
In addition, the Company collects and stores personal information about its patients and customers and is responsible for protecting that information from data privacy breaches. A data privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attacks. Any such theft or data privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations or prospects.

The Company may be subject to risks related to high bonding and insurance coverage.
There is a risk that a greater number of State regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.
The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.
Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.
The Company may have increased labor costs based on union activity.
Labor unions are working to organize workforces in the U.S. cannabis industry, and particularly in the State of California where the Company currently operates. Although the Company has entered into multiple labor peace agreements, including, without limitation, with the International Brotherhood of Teamsters, currently, there is no major labor organization that has been recognized as a representative of the Company’s employees. However, it is possible that certain retail and/or manufacturing locations will be union affiliated or organized in the future, which could lead to work stoppages or increased labor costs and adversely affect the Company’s business, profitability and the Company’s ability to reinvest into the growth of its business. We cannot predict how stable the Company’s relationships with U.S. labor organizations will be or whether the Company would be able to meet any unions’ collective bargaining requirements without materially and adversely impacting its financial condition. Labor unions may also limit the Company’s flexibility in dealing with its workforce. Work stoppages and instability in the Company’s union relationships could delay the production and sale of the Company’s products, which could strain relationships with customers and cause a loss of revenues which would adversely affect the Company’s operations.
The Company may be subject to transportation risks.
The Company’s business involves, both directly and indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, the Company depends on fast and efficient direct and third-party transportation services to distribute its products. Any prolonged disruption of third-party transportation services providers could have an adverse effect on the Company. Rising costs associated with the third-party transportation services providers retained by the Company to ship its products may also adversely impact the business of the Company.
The Company’s operations may be vulnerable to rising energy costs.
The Company’s business involves the production of cannabis products which consumes considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs, including in connection with the impacts of the ongoing Russia-Ukraine military conflict, conflict in the Middle East or political tensions in Venezuela, may adversely impact the business of the Company and its ability to operate profitably.
The Company is subject to risks inherent in an agricultural business.
The Company’s business involves the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases, mildew and mold, and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on the Company’s business, financial condition, results of operations or prospects of the Company.

Management of growth may prove to be difficult.
The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.
The Company may be subject to the risks of leverage.
It is anticipated that the Company will continue to utilize leverage in connection with the Company’s investments in the form of secured or unsecured indebtedness. Although the Company will seek to use leverage in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on secured indebtedness, the lender may foreclose and the Company could lose its entire investment in the security of such loan. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.
In addition to leveraging the Company’s investments, the Company may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Company could be subordinated to such leverage, which will compound any such adverse consequences.
The Company may undertake future acquisitions or dispositions, which bear inherent risks.
Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increased scope and complexity of the Company’s operations; (vi) the Company may not be able to obtain required regulatory approvals and third-party consents; and (vii) loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional Equity Shares in connection with such transactions, which would dilute a shareholder’s holdings in the Company or indirect holdings in the Company.
The Company has a history of expansion through strategic acquisitions and anticipates further expansion in this manner. The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.
Risks related to the difficulty of attracting and retaining personnel.
The Company’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect the Company’s business. If the Company fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Co-investment risk in terms of control over the Company’s investments.
The Company may co-invest in one or more investments with certain strategic investors, operators and/or other third parties through joint ventures or other entities, which parties in certain cases may have different interests, competing interests or superior rights to those of the Company. Although it is the Company’s intent to retain control and other superior rights over the Company’s investments, under certain circumstances it may be possible that the Company relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In addition, even when the Company does maintain a control position with respect to its investments, the Company’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Company, or may be in a position to take (or block) action in a manner contrary to the Company’s objectives. The Company may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors. Co-investments by third parties may or may not be on substantially the same terms and conditions as the Company, and such different terms may be disadvantageous to the Company.
Liabilities arising from accessibility to the Company’s websites.
The Company currently owns and/or controls dozens of websites. Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with State law, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.
Certain remedies may be limited to the Company.
Pursuant to its governing documents, the Company and the shareholders of the Company may be prevented from recovering damages for alleged errors or omissions made by the members of the Board and its officers. The Company’s governing documents also provide that the Company will, to the fullest extent permitted by law, indemnify members of the Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of the Company.
The Company may have difficulty enforcing judgments and effecting service of process on directors and officers.
The directors and officers of the Company currently reside outside of Canada. Most or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for the Company’s shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.
Past performance is not indicative of future results.
The prior investment and operational performance of the Company is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company will be achieved, and the Company’s performance may be materially different.
Financial projections may prove materially inaccurate or incorrect.
Any Company financial estimates, projections and other forward-looking information or statements included in this AIF were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this AIF. Shareholders should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, shareholders should not rely on any projections to indicate the actual results the Company might achieve.

The Company may not pay dividends.
It is not intended that the Company will pay any dividends on the Equity Shares in the foreseeable future. Dividends paid by the Company would potentially be subject to both U.S. and Canadian tax and, potentially, withholdings.
Market and Economy Risks
The Company may be vulnerable to currency exchange fluctuations.
Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Company’s revenue is earned in U.S. dollars, but a portion of its operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial position or results of operations or prospects.
The Company may be subject to market price volatility risks.
The market price of the Equity Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Equity Shares.
There may be restrictions on the market for the Equity Shares.
Notwithstanding that the Equity Shares are listed in Canada on Cboe Canada (and in the U.S. on the OTCQX secondary market), various regulatory regimes in the United States forbid the transfer of such Equity Shares in quantities that exceed published thresholds without receiving advanced approval of the State regulators. Failure to obtain approval may result in the Company’s licenses in that State being revoked.
There may be a limited market for the Equity Shares.
Notwithstanding that the Equity Shares are listed on Cboe Canada (and in the U.S. on the OTCQX secondary market), there can be no assurance that an active and liquid market for such Equity Shares will be maintained, and a Company shareholder may find it difficult to resell any securities of the Company.
Subsequent offerings will result in dilution to holders of the Equity Shares.
The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Equity Shares or other equity securities) and may issue additional Equity Shares or other equity securities to finance acquisitions, operations, or other projects. The size of future issuances of Equity Shares or other equity securities (or of securities convertible into Equity Shares or other equity securities) nor the effect, if any, that future issuances and sales of such securities will have on the market price of the Equity Shares can be predicted at this time. Any transaction involving the issuance of previously authorized but unissued Equity Shares, securities convertible into Equity Shares, or other equity securities and convertible debt securities of the Company would result in dilution to holders of Equity Shares. Exercises of issued and outstanding warrants may also result in dilution to the holders of Equity Shares.

Inflation, supply chain constraints, labor shortages and various other macroeconomic factors could materially and adversely affect the business and operations of the Company.
The Company’s operating results could be materially impacted by changes in the overall global macroeconomic environment and other economic factors that impact the Company’s cost structure and revenue results. Changes in economic conditions, including recessionary conditions, the implementation of tariffs, supply chain constraints, logistics challenges, labor shortages and steps taken by governments and central banks, particularly in response to the COVID-19 pandemic, as well as other stimulus and spending programs has lead to higher inflation, resulting in an increase in costs and changes in fiscal and monetary policy, including increased interest rates. In a higher inflationary environment, the Company may be unable to raise the prices of its products and services sufficiently to keep up with the rate of inflation. Moreover, negative macroeconomic conditions could adversely impact the Company’s ability to obtain financing in the future on terms acceptable to it, or at all. In addition, geopolitical instability (such as the ongoing conflict between Russia and Ukraine and the ongoing conflict in the Middle East involving Israel and Hamas and the ongoing tensions in Venezuela and Iran) and related sanctions could continue to have significant ramifications on global financial markets, including volatility in the U.S. and global financial markets. In addition, higher inflation may reduce consumer discretionary spending and therefore reduce purchases of cannabis products. These inflationary pressures and other negative macroeconomic conditions could impact the Company’s revenues and resulting margins and could have an adverse impact on results of operations and could cause the market value of the Equity Shares to decline.
The Company is exposed to changes in interest rates.
The Company is exposed to interest rate risk from fluctuations in interest rates which could adversely affect the operations or financial performance of the Company. Market interest rates are currently at historically high levels which significantly impacts the cost of capital. The Company is exposed to changes in market interest rates on cash, cash equivalents, bank indebtedness and long-term debt. Debt issued at variable rates expose the Company to cash flow interest rate risk. Debt issued at fixed rates exposes the Company to fair value interest rate risk. In addition, changes in U.S. federal or state fiscal, monetary, regulatory, Chair of the U.S. Federal Reserve or enforcement regimes, including changes affecting capital markets, credit availability, or regulated industries, could influence interest rate conditions, lender risk tolerance, and the Company’s ability to access or refinance debt on favorable terms. The Company’s borrowings, current and future, will require interest payments and need to be repaid or refinanced, which could require the Company to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk. Diverting funds identified for other purposes for debt service may adversely affect business and growth prospects.
Environmental Risks
The Company may be subject to significant environmental regulations and risks.
The Company’s operations are subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its production of medical marijuana or from proceeding with the development of its operations as currently contemplated.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing the production of marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

The Company may be subject to unknown environmental risks.
There can be no assurance that the Company will not encounter hazardous conditions and/or substances at the facilities where it operates its businesses, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended for any period of time. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.
The Company may be adversely affected by climate change and climate change regulations.
Climate change is occurring around the world and may impact the Company’s business in numerous ways. Such change could impact the price of raw materials and packaging. Rising temperatures and increased frequency of extreme weather events, such as earthquakes, wildfires, storms, hurricanes, floods, and droughts could cause increased disruption to the production and distribution of the Company’s products and have an adverse impact on consumer demand and spending. Severe weather conditions may also occur with higher frequency or may be less predictable in the future due to the effects of climate change.
Legislative and regulatory authorities in California (such as the California Air Resource Board), North America and internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute products, the Company and its suppliers will need to use fuels, electricity and various other inputs that results in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental and carbon taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact the Company’s operations. The Company may not be able to pass any resulting cost increases along to its customers. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change legislation in any jurisdiction where the Company conducts business could adversely affect its financial condition and results of operations.
While the Company has insurance policies in place that may cover some of the costs associated with extreme weather events and fires, it is possible such policies will not fully cover the damages and impacts associated with such events. The cost of such insurance coverage may become increasingly more expensive and such policies may be subject to limitations in the future, in which case the Company may bear more or all of the costs associated with extreme weather events and fires.
Tax Risks
U.S. and Canadian tax residence of the Company.
The Company is treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code, and therefore is subject to U.S. federal income tax on its worldwide income. For Canadian tax purposes, however, the Company is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (“Tax Act”)) for Canadian federal income tax purposes. Consequently, the Company is subject to income taxes both in Canada and the U.S.

The deduction of certain expenses of the Company may be restricted.
Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any ordinary trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. The position of the U.S. Internal Revenue Services is that Section 280E of the Code applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of section 280E of the Code generally causes such businesses to pay significantly higher effective U.S. federal income tax rates than similar businesses in other industries due to the above-noted loss of certain deductions and credits. The impact of section 280E of the Code on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. Consequently, section 280E of the Code, as administered by the Internal Revenue Service, may adversely affect the Company’s profitability and, in fact, may cause the Company to operate at a loss. While recent legislative proposals or regulatory changes, if enacted into law, could eliminate or diminish the application of section 280E of the Code to cannabis businesses such as the rescheduling (to Schedule III) or descheduling of cannabis under the CSA, the enactment of any such law or regulation is uncertain and until any changes in federal law, it is anticipated that the Company will continue to be subject to section 280E of the Code. The Company, in consultation with its tax advisors, has taken the reporting position that section 280E of the Code no longer applies to its state-legal cannabis business. Should it disagree with the Company's position, the Internal Revenue Service may assess the Company for tax attributable to section 280E of the Code and interest as well as penalties; however, the Company has indicated that it intends to vigorously dispute any such assessment.
Dividends paid by the Company may be subject to withholding tax.
It is unlikely that the Company will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by holders who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-U.S. Tax Convention (as defined below) as amended. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.
Dividends received by U.S. Holders (as defined below) will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the United States Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.
Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.
For purposes of the discussion contained in this section, a “U.S. Holder” is a beneficial owner of the Company’s securities that, for U.S. federal income tax purposes, is or is treated as:
•an individual who is a citizen or lawful resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

The Company may be subject to net operating loss limitations.
Section 382 of the Code contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an “ownership change” to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an “ownership change” if there is more than a 50% increase in stock ownership by one or more “5 percent shareholders,” within the meaning of section 382 of the Code, during a rolling three-year period. The Business Combination resulted in an ownership change for purposes of section 382 of the Code. However, the Company currently does not have any material net operating loss carry forwards or other tax attribute carry forwards, that would be subject to limitation under section 382 of the Code.
Risk of U.S. tax classification of the Company as a U.S. Real Property Holding Company.
The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874(b) of the Code. As a result, non-U.S. shareholders may be subject to U.S. federal income tax upon a disposition of their Equity Shares depending on whether the Company is classified as a United States real property holding corporation (a “USRPHC”) under the Code. It is not expected that the Company will be a USRPHC, but the Company does not intend to seek a letter ruling request or other written guidance of its status as a non-USRPHC from the IRS. If the Company were to be considered a USRPHC, non-U.S. shareholders may be subject to U.S. federal income tax on any gain associated with the disposition of their Equity Shares.
The development and use of artificial intelligence, or AI, presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data and could give rise to legal and/or regulatory actions, damage our reputation or otherwise materially harm our business.
Artificial intelligence, or AI, is increasingly being used in the biopharmaceutical, pharmaceutical, technology, and consumer health industries. We may develop and incorporate AI technology in certain of our products and services. Issues relating to the use of new and evolving technologies such as AI, machine learning, generative AI, and large language models, may cause us to experience perceived or actual brand or reputational harm, technical harm, competitive harm, legal liability, cybersecurity risks, privacy risks, compliance risks, security risks, ethical issues, and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues. Litigation or government regulation related to the use of AI may also adversely impact our ability to develop and offer products that use AI, as well as increase the cost and complexity of doing so. In addition, uncertainties regarding developing legal and regulatory requirements and standards may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws concerning the use of AI, the nature of which cannot be determined at this time. In addition, the European Union recently passed the Artificial Intelligence Act, whose regulations will be developed over the coming year and, in the U.S., the recent Executive Order concerning artificial intelligence may result in extensive new federal rule-making. Further, market demand and acceptance of AI technologies are uncertain, and we may be unsuccessful in our product development efforts.
We are investigating the development of policies governing the use of AI to help reasonably ensure that such AI is used in a trustworthy manner by our employees, contractors, and authorized agents and that our assets, including intellectual property, competitive information, personal information we may collect or process, and customer information, are protected. Any failure by our personnel, contractors, or other agents to adhere to our established policies could violate confidentiality obligations or applicable laws and regulations, jeopardize our intellectual property rights, cause or contribute to unlawful discrimination, or result in the misuse of personally identifiable information or the injection of malware into our systems, any of which could have a material adverse effect on our business, results of operations, and financial condition.
DIVIDENDS AND DISTRIBUTIONS
The Company has not paid dividends and currently intends to reinvest any future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Equity Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. The Senior Secured Credit Facility limits the Company’s ability to declare or pay dividends. See “General Development of the Business – Financing Transactions – Senior Secured Credit Facility.” The Exchange Rights Agreement (as defined below) restricts the Company from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law. See “Description of Capital Structure – Exchangeable Shares – Exchange Rights Agreement.”

DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the rights, privileges, restrictions and conditions attaching to the outstanding securities of the Company. The Company previously applied to and was granted by the Canadian provincial securities regulatory authorities an exemption from the provisions of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) relating to restricted securities. The Company also previously applied for and was granted exemptive relief from the requirements under Part 10 of NI 51-102 – Continuous Disclosure Obligations, and from the requirements under Part 2 of OSC Rule 56-501 – Restricted Shares. The relief was granted pursuant to an order dated June 29, 2021.
Authorized Share Capital
The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) preferred shares (the “Preferred Shares”). As of February 27, 2026, there were 77,651,520 Equity Shares (comprised of approximately 6,148,520 Subordinate Voting Shares, 1,393,541 Restricted Voting Shares and 70,109,459 Limited Voting Shares), 4,754,979 Multiple Voting Shares and no Preferred Shares outstanding.
In addition, as of February 27, 2026, there were 6,389,244 Exchangeable Shares (as defined below) issued and outstanding in the capital of MPB Acquisition Corp. The Company also had an aggregate of 43,171,659 warrants, 22,071 stock options, 4,989,367 restricted stock units and 3,000,000 Market-Based Performance Restricted Stock Units outstanding, convertible or exercisable in each case to acquire the same number of Equity Shares as of February 27, 2026.
The Preferred Shares are issuable in series with such terms as are determined by the Board from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.
The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Company has complied with the requirements of Part 12 of NI 41-101 to be able to file a prospectus under which the Equity Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, the Equity Shares are distributed, as the Company received the requisite prior majority approval of shareholders of the Company at the special meeting of shareholders held on June 2, 2021, in accordance with applicable law, including Section 12.3 of NI 41-101, to, among other things, effect the Share Terms Amendment. The Share Terms Amendment constituted a “restricted security reorganization” within the meaning of such term under applicable Canadian securities laws.
As of March 12, 2026, the Equity Shares represent approximately 24.6% of the voting rights attached to outstanding securities of the Company, and the Multiple Voting Shares represent approximately 75.4% of the voting rights attached to outstanding securities of the Company.
The following is a summary of the rights, privileges, restrictions and conditions attached to the Equity Shares, Multiple Voting Shares and Exchangeable Shares which does not purport to be complete. Reference should be made to the Articles and the full text of their provisions for a complete description thereof.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Multiple Voting Shares
The holders of Multiple Voting Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares carry 50 votes per share voting together with the other classes of Equity Shares as if they were a single class except as otherwise provided in the Articles and except where otherwise required by law or stock exchange requirements. The Multiple Voting Shares are subject to a three-year sunset period expiring on June 29, 2027.
The holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would adversely affect the rights of the holders of the Multiple Voting Shares, and such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the Multiple Voting Shares.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares shall be entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares (including any liquidation preference on any issued and outstanding Preferred Shares ranking in priority to the Multiple Voting Shares), to receive their redemption price of $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being liquidated at the relevant time).
In addition to the terms of the Multiple Voting Shares in the Articles of the Company, pursuant to the terms of a coattail agreement dated June 29, 2021, entered into by and among the Company, the Company Founders and Odyssey Trust Company, as trustee to oversee the implementation of the agreement on behalf of the holders of Equity Shares (the “Coattail Agreement”), there are restrictions on the sale of Multiple Voting Shares other than to a controlled affiliate conditional upon such controlled affiliate becoming a party to the Coattail Agreement. A holder of Multiple Voting Shares is also restricted from, directly or indirectly, granting a security interest, by way of pledge, hypothecation or otherwise, in any Multiple Voting Shares. The Coattail Agreement provides for certain rights to holders of Equity Shares representing not less than 10% of the Equity Shares to require the trustee to take action in the event of a breach or intended breach of the transfer and sale restrictions.
Exchangeable Shares
Pursuant to the Business Combination, the sellers of GH Group received, exchangeable common stock of MPB Acquisition Corp. (the “Exchangeable Shares”) as part of their consideration. In addition, the holders of Series E Convertible Preferred of GH Group also have an entitlement after exercise of their conversion rights to exchange Class B Common Stock of GH Group into the Exchangeable Shares upon substantially the same terms and conditions as summarized below as the other holders of Exchangeable Shares.
The Exchangeable Shares entitle their holders to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Equity Shares, other than that the aggregate voting power of the Exchangeable Shares shall not exceed 49.9% of the total voting power of all classes of shares of MPB Acquisition Corp. Until their Exchangeable Shares are exchanged for the applicable Equity Shares pursuant to the Exchange Rights Agreement (as defined below) or the provisions of the Exchangeable Shares, holders of the Exchangeable Shares do not have the right to vote at the Company’s shareholder meetings, though they have voting rights in MPB Acquisition Corp., including at meetings of the shareholders of MPB Acquisition Corp. with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB Acquisition Corp. decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares, at the option of the holder, subject to certain contractual lockup restrictions.

Exchange Rights Agreement
The Company entered into an exchange rights agreement dated June 29, 2021, as amended, with MPB Acquisition Corp. and the representative of the sellers of GH Group (being Kyle D. Kazan) on behalf of the holders of the Exchangeable Shares (the “Exchange Rights Agreement”), whereby the Company agreed to make certain covenants in favor of the sellers of GH Group to protect their rights as holders of the Exchangeable Shares. The Company agreed to reserve the necessary amount of Equity Shares for issuance upon exchange of the Exchangeable Shares, and ensure such shares remain protected from pre-emptive and other rights. Upon notice to the Company and MPB Acquisition Corp. and as required under the provisions of the Exchangeable Shares, the Company will issue such number of Equity Shares to a holder of Exchangeable Shares in exchange for the Exchangeable Shares of such holder on a one-for-one basis, subject to the terms specified in the Exchange Rights Agreement. Additionally, the Company has an overriding liquidation call right under the Exchange Rights Agreement to purchase all, but not less than all, of the Exchangeable Shares from the holders thereof upon a proposed liquidation, dissolution or winding-up of MPB Acquisition Corp., as well as a redemption call right and retraction call right on the Exchangeable Shares, in each case for the consideration set forth in such agreements. The Exchange Rights Agreement restricts the Company from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law. See “Material Contracts.”
MARKET FOR SECURITIES
Trading Price and Volume
The Equity Shares and certain equity share purchase warrants (the “Listed Warrants”) are listed and posted for trading on Cboe Canada under the symbol “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbol “GLASF” and “GHBWF,” respectively.
The following indicates the high and low values and volume with respect to trading activity for the Equity Shares and Listed Warrants on Cboe Canada on a monthly basis during the year ended December 31, 2025.
Equity Shares

Month	High (US$)	Low (US$)	Volume
January	6.27	5.25	833,780
February	6.69	5.15	362,293
March	5.94	4.54	796,690
April	7.26	3.83	490,796
May	7.20	5.74	235,531
June	6.34	4.60	314,375
July	8.80	4.54	1,635,022
August	8.79	5.00	1,153,220
September	8.41	6.36	835,810
October	9.60	6.76	1,308,343
November	7.85	5.03	917,854
December	10.01	5.73	2,265,373

Listed Warrants

Month	High (US$)	Low (US$)	Volume
January	0.46	0.35	49,319
February	0.55	0.24	167,206
March	0.40	0.18	64,991
April	0.35	0.16	499,525
May	0.36	0.27	282,356
June	0.33	0.23	153,780
July	0.54	0.16	565,567
August	0.50	0.19	773,435
September	0.50	0.29	201,055
October	0.95	0.31	213,049
November	0.48	0.20	153,669
December	0.76	0.21	567,748
Prior Sales
There were no securities issued during the year ended December 31, 2025 that are not listed or quoted on a marketplace.
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
The following sets out the number of securities of the Company that are subject to a contractual restriction on transfer. The Multiple Voting Shares are, on their terms and pursuant to the terms of the Coattail Agreement, non-transferable except to controlled affiliates. To the knowledge of the Company, no other securities of the Company are held in escrow or subject to contractual restrictions on transfer. All contractual restrictions on transfer are governed by agreements between the applicable securityholders and the Company.

Designation of Class	Number of Securities Subject to Contractual Restriction	Percentage of Class(1)
Multiple Voting Shares(2)	4,754,979	100%
Notes:
(1)As of March 24, 2026.
(2)See “Description of Capital Structure – Multiple Voting Shares.”
Pursuant to the investor rights agreement (the “Investor Rights Agreement”) entered into on April 8, 2021, as amended June 18, 2021, between the Company and Mercer Park’s founders (being Mercer Park L.P., Charles Miles and Sean Goodrich) (“Mercer Park Founders”), none of such Mercer Park Founders’ Equity Shares subject to forfeiture thereunder are transferable until the expiry of the applicable forfeiture periods set forth in the Investor Rights Agreement. See “Material Contracts – Investor Rights Agreement.”
DIRECTORS AND OFFICERS
The following table sets forth, for each of the Company’s directors and executive officers, the person’s name, state and country of residence, position(s) held with the Company and principal occupation(s) for the five (5) preceding years.

Name and State and Country of Residence	Position(s) with the Company	Principal Occupation(s) in Last Five Years

Kyle D. Kazan California, United States	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Company since June 2021 Chief Executive Officer, GH Group (2018 – June 2021) Founder and Chairman, Beach Front Property Management (1999 – present)
Graham Farrar California, United States	President and Director	President and Director of the Company since June 2021 President, GH Group (2018 – June 2021) CEO, Mission Health Associates, dba Glass House Farms (2015 – 2020)
Humble Lukanga(1) California, United States	Director	Director of the Company since June 2021 Chief Executive Officer and Founder, Life Line Financial Group
Jocelyn Rosenwald(1) California, United States	Director	Director of the Company since June 2021 Director of Acquisitions and Asset Management, Beach Front Property Management
Alison Payne	Director	Director of the Company since January 2026
Yelena Katchko(2) California, United States	Director	Director of the Company since November 2023 Partner, Katchko, Vitiello & Karikomi, PC
John (“Jay”) Nichols Jr.(1) Florida, United States	Director	Director of the Company since May 2024 Former Chairman of the Board and Interim CEO at Protective Insurance Company Former CEO of Axis Reinsurance Ltd.
Hector De La Torre(2) California, United States	Director	Director of the Company from June 2021 - July 2023 and rejoined the Board in July 2024 Executive Director of the Gateway Cities Council of Governments (July 2023 - present) Executive Director Gasol Foundation Executive Director of Transamerica Center for Health Studies (June 2013 -January 2020)
Mark Vendetti California, United States	Chief Financial Officer	Chief Financial Officer of the Company since September 2021 Chief Financial Officer, Fiore Management, LLC (2019 – 2021)
Hilal Tabsh California, United States	Chief Revenue Officer
Chief Revenue Officer of the Company since May 2022
Chief Revenue Officer, SLANG Worldwide (2021 – May 2022)
Senior Vice President, BellRock Brands (2019 – May 2022)
President, LIMITLESS Coffee & Tea (2017 – 2020)

Benjamin Vega California, United States	General Counsel and Corporate Secretary
General Counsel and Corporate Secretary of the Company since October 2022
Vice President and Deputy General Counsel, Covetrus, Inc. (February – September 2022)
General Counsel, Manhattan West Asset Management, LLC (June 2021 – January 2022)
General Counsel, The Meruelo Group (2011 – December 2020)

Notes:
(1)Member of the Audit Committee of the Board (the “Audit Committee”). Ms. Rosenwald is Chair.
(2)Member of the Compensation, Nomination and Corporate Governance Committee of the Board. Mr. De La Torre is Chair.

The directors of the Company are elected by the shareholders of the Company at each annual general meeting and expected to hold office until the next annual general meeting at which time they may be re-elected or replaced, unless they resign or are removed by the shareholders of the Company prior thereto.
The directors and executive officers of the Company, as a group, beneficially own or exercise control or direction over, directly or indirectly (i) 4,587,410 Equity Shares and (ii) 3,910,854 Multiple Voting Shares, representing approximately 63.4% of the voting rights attached to all of the Company’s voting securities as of March 12, 2026.
Biographies
The following are brief profiles of the directors and executive officers of the Company.
Kyle D. Kazan, Chairman and Chief Executive Officer
Kyle D. Kazan is a seasoned investor and expert manager of private equity funds with over two decades of domestic and international experience and has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. In 1991, Mr. Kazan began investing in real estate, eventually launching a total of 23 private equity funds. He also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the Company. Since his early service as a special education teacher and law enforcement officer, Mr. Kazan has been a vocal advocate for police reform and ending the War on Drugs and its injustices, speaking on behalf of Law Enforcement Against Prohibition (LEAP) and appearing in many media outlets ranging from CNN to Fox. Mr. Kazan is a frequent guest professor at NYU Stern School of Business, USC Marshall Business School, and UCLA Anderson School of Management, and he is a graduate of the University of Southern California, where he played varsity basketball for Hall of Fame Coach George Raveling.
Graham Farrar, Director and President
Graham Farrar is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Mr. Farrar served as a board member for Heal the Ocean, was a founder and partner of e-book publishers iStoryTime Inc. and Zuuka and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry. Mr. Farrar currently sits on the board of directors of The Santa Barbara Bowl Foundation.
Humble Lukanga, Director
Humble Lukanga is the Founder and Chief Executive Officer of Life Line Financial Group, a wealth management firm servicing some of the best-known performers and leaders in business, sports and entertainment. He is also the Trustee of the University of New Mexico and a board member of several companies and foundations. Mr. Lukanga was named to The Hollywood Reporter’s Top Business Managers list for 3 years running and New Mexico Business Weekly’s “Top 40 Under 40.” He has a B.A. and M.B.A. from the University of New Mexico, is a certified CFP and has a Personal Finance Planning degree from UCLA.
Jocelyn Rosenwald, Director
Jocelyn Rosenwald began her career as a Teach For America Corps member in New York City. In 2011, she became a founding teacher at KIPP Star Elementary School and quickly became a teacher leader. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500 million portfolio of opportunistic real estate investments. In November of 2016, Ms. Rosenwald began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form the Company. She holds a B.A. from the University of Pennsylvania, an M.A. in Education from Hunter College, and an M.B.A. from UCLA Anderson School of Business.

Yelena Katchko, Director
Yelena Katchko is an attorney and a founding partner of Katchko, Vitiello & Karikomi, PC, a well-regarded law firm located in Los Angeles, California with an authentic and deep-rooted presence in the local cannabis industry. At the helm of KVK’s cannabis practice group, Ms. Katchko handles intricate transactional, commercial, licensing, and regulatory compliance matters within the cannabis sphere. Ms. Katchko began representing medicinal cannabis clients in the City of Los Angeles in 2010 and has become one of the industry’s most recognized names. Her experience includes involvement in shaping the Medicinal and Adult Use cannabis regulations in both the City of Los Angeles and the State of California through her expansive professional network, pro bono affiliations, local alliances and engagements in town halls. In particular, Ms. Katchko was integral to the city-wide resolution of City of Los Angeles v. 420 Grand et al. which provided a framework for Proposition D’s limited immunity and, later, Measure M’s priority licensure. She has developed significant experience in local government matters by being a key part of discussions with officials on the constantly changing cannabis regulatory landscape and by working closely with policymakers to advocate on behalf of her clients. In addition to her professional commitments, Ms. Katchko serves as the Vice Chair of Programming for the Los Angeles County Bar Association – Cannabis Section and as affiliate counsel for the United Cannabis Business Association (UCBA), a statewide trade association built by the leaders of the California cannabis industry.
John (“Jay”) Nichols Jr., Director
Jay Nichols is an innovative leader with substantial expertise in growing and transforming companies that have strong regulatory oversight. An accomplished insurance and reinsurance executive, Mr. Nichols has more than four decades of experience in corporate strategy, operations and finance. Most recently, Mr. Nichols served as Chairman of the Board and Interim CEO – by request of the board – at Protective Insurance Company, where he oversaw the acquisition of the company by Progressive Insurance Company. Prior to that, he was the CEO of Axis Reinsurance Ltd. Before this, Mr. Nichols spent 15 years at RenaissanceRe Holdings Ltd, eventually serving as President of RenaissanceRe Ventures. After having joined as the Controller in 1995, Mr. Nichols spearheaded the company’s growth via strategic acquisitions and accessing third party capital through joint ventures. He also previously held senior executive and financial reporting positions at Hartford Steam Boiler and Monarch Life Insurance Company, and at the leading international forensic accounting firm, Matson, Driscoll & Damico.
Hector De La Torre, Director
Hector De La Torre is the Executive Director of the Gateway Cities Council of Governments. He is also an appointed member of the California Air Resources Board (CARB), the state regulatory agency for air pollution and climate change policy; and a trustee at his alma mater Occidental College in Los Angeles. He served in the California State Assembly from 2004 to 2010, representing the largely Latino 50th District in southeast Los Angeles County. He chaired the Budget Subcommittee on Health and Human Services, the Rules Committee and helped create and chair the Accountability and Administrative Review Committee during his tenure. Mr. De La Torre also served as the Executive Director of the nonprofit Gasol Foundation focused on children’s wellness, and for the national non-profit Transamerica Center for Health Studies. Prior to his service in the Assembly, Mr. De La Torre served as Mayor and as a member of the South Gate City Council, Judicial Administrator in the LA Superior Court, chief of staff to the Deputy Secretary of Labor in the Clinton Administration, and a teacher at Edison Junior High in south Los Angeles. Mr. De La Torre received his bachelor’s degree in Diplomacy and World Affairs from Occidental College and attended the Elliot School of International Affairs at The George Washington University. He lives in South Gate.

Alison Payne, Director
Alison (“Ali”) Payne is currently the Chief Marketing Officer for Heineken USA. In this role she leads the brand strategy, consumer engagement and innovation for the iconic Heineken, Dos Equis and Tecate brands. A passionate brand builder, she has a deep understanding of how to build culturally relevant brands delivering engaging experiences across F1, Soccer, College Football and Music. With over 8 years at Heineken, she has also held positions as the Marketing Excellence Director at Heineken NV based in the global headquarters in Amsterdam. In this role she was responsible for leading the global marketing transformation agenda, across brand building, media, data, martech and commercial effectiveness. She was also Global Director of Zero Alcohol Beverages where she led the global expansion of the world’s leading Non Alcoholic beer at Heineken. Prior to joining Heineken, she was VP of Global Snacks Innovation for PepsiCo, leading the innovation pipeline for the world's largest snacks brands Lay’s, Doritos and Cheetos. Prior to her role at PepsiCo, Ali served as VP Global Marketing/Innovation at Kellogg Company. During her tenure, Ali managed the global expansion and pipeline for Special K extending it into Asia & Latin America as well as stretching the brand across multiple categories including beverages, salty snacks, and frozen breakfasts. In addition, Ali has served in key marketing roles at Diageo in both Europe and U.S. for Guinness, Smirnoff & Captain Morgan. Ali holds a B.A. in Commerce from the University of New South Wales, Australia and an M.B.A. from London Business School, U.K.
Mark Vendetti, Chief Financial Officer
With over 30 years of finance and accounting experience, Mark Vendetti’s career spans a wide variety of industries including retail, CPG, e-commerce, manufacturing, financial services and entertainment. He has worked for some of the world’s most iconic enterprises, including Procter and Gamble, Abercrombie and Fitch, Bauer Hockey, and Mattel. From 2019 to 2021, just prior to joining the Company, Mr. Vendetti was the CFO of Canndescent, a once-leading producer of premium cannabis. He was also the CFO of Francesca’s, a women’s specialty retailer, from 2013 to 2015, when the company enjoyed annual sales growth rates in excess of 20% and opened 240 new stores. His leadership of turnaround efforts at Bauer Hockey and Mattel generated significant improvements in company profitability, and he has helped engineer two multi-billion-dollar transactions: the merger of XM Satellite Radio with Sirius and the sale of the Sears Credit Card business to Citigroup. He holds a B.A. in Mathematics from Amherst College and an M.B.A. from Harvard University.
Hilal Tabsh, Chief Revenue Officer
With over two decades of experience in CPG businesses spanning multiple continents and categories, Hilal Tabsh has an impeccable track record of success in leading sales, marketing and distribution channels. In his fifteen years at Red Bull, he served as the head of sales and marketing strategy, based in Dubai, for the Middle East, Africa, and Pacific regions before moving to Red Bull North America in Chicago, where he oversaw sales, marketing and route-to-market distribution strategy, managing over one billion dollars in annual revenue. He then co-founded and helped grow Limitless Beverage company facilitating its acquisition by Keurig Dr. Pepper within 3 years of its founding. Hilal subsequently joined the cannabis industry, as Senior VP at BellRock Brands (Mary’s Medicinals, Dixie & others) and then as Chief Revenue Officer at SlangWorldWide (O-Pen Vape, District Edibles & others). In these roles, he oversaw strategy, sales growth, and brand development for THC and CBD product lines across North America. He grew the distribution footprint of BellRock Brands by 10x and also expanded the presence of Slang’s O-Pen Vape brand growing market share to reach a leadership spot in multiple states, including Colorado. Mr. Tabsh holds a Bachelor’s degree in business administration and management from Jeffinor International.
Benjamin Vega, General Counsel and Corporate Secretary
Benjamin Vega is a corporate lawyer with over 20 years of experience in complex business transactions and litigation across a range of industries. Mr. Vega has extensive expertise in Finance, Private Equity, M&A, Banking, Gaming and Hospitality, Media, Professional Sports and Construction. Prior to joining the Company, Mr. Vega served as Deputy General Counsel for Covetrus, Inc., a $4 billion public company in the animal health industry. Mr. Vega has also served as General Counsel for Manhattan West, a Venture Capital, Private Equity and Financial Services firm and for the Meruelo Group, a multi-asset family office with holdings in Gaming and Hospitality, Media, Professional Sports, Food Service, Construction, Real Estate and Banking. Prior to the Meruelo Group, Mr. Vega was a Senior Counsel at Sony Pictures Entertainment and served as an Associate General Counsel for Ascent Media Group. Mr. Vega began his legal career with Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Vega earned a B.A. from Harvard College and a J.D. from Harvard Law School.

Cease Trade Orders
To the best of the Company’s knowledge, none of the Company’s directors and executive officers has, within the ten (10) years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.
Penalties or Sanctions
To the best of the Company’s knowledge, no director or executive officer of the Company nor any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor a personal holding company of any such persons, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Bankruptcies and Insolvencies
To the best of the Company’s knowledge, no director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor a personal holding company of any such persons, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
To the best of the Company’s knowledge, no director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is as of the date of this AIF or has been, within the 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Conflicts
Certain of the directors and executive officers of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The BCBCA requires, among other things, that the directors and executive officers of the Company act honestly and in good faith with a view to the best interest of the Company, disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, abstain from voting as a director for the approval of any such contract or transaction. To the extent that any conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
Catalyst Litigation
The Company was the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements made by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70% to 80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes.

The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California’s Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in the United States and has purposefully structured its business to profit from the illicit market. The Company has categorically denied all such allegations and asserted affirmative defenses.
On May 20, 2024, the Company voluntarily dismissed without prejudice the defamation lawsuit against the Catalyst Defendants.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by Discount Med against the Company for unfair competition. The Court granted the Company’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in the Company’s favor, awarding costs against the plaintiff and concluding the case. On August 7, 2024, Discount Med filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. The appeal has been dismissed and the matter remitted to the state court for entry of a judgment.
There are no other legal proceedings material to the Company to which the Company or a subsidiary thereof is a party or of which any of their respective property is the subject matter, nor any such proceedings known to the Company to be contemplated, and there have been no such legal proceedings during the Company’s most recently completed financial year.
Regulatory Actions
The Company has not been subject to any penalties or sanctions imposed by any court relating to securities legislation or by a securities regulatory authority during the Company’s most recently completed financial year, nor has the Company been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, nor has the Company entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the Company’s most recently completed financial year.
AUDIT COMMITTEE
The Audit Committee is primarily responsible for:
•recommending to the Board the external auditor to be nominated for election by the Company’s shareholders at each annual meeting and negotiating the compensation of such external auditor;
•overseeing the work of the external auditor;
•reviewing the Company’s financial statements, its management’s discussion and analysis in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company; and
•reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements.
The Board has adopted an audit committee charter (“Audit Committee Charter”) which sets out the Audit Committee’s mandate, organization, powers, and responsibilities. A copy of this Audit Committee Charter is attached as Schedule A to this AIF.

Below are the details of each audit committee member, including his/her name, whether he/she is independent and financially literate as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”) and his/her education and experience as it relates to the performance of his/her duties as an audit committee member. All three audit committee members are financially literate under NI 52-110. The qualifications and independence of each member is discussed below.

Member Name	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Responsibilities
Jocelyn Rosenwald (Chair)	Yes	Yes	Jocelyn began her career as a Teach for America Corps member in New York City. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500M portfolio of opportunistic real estate investments. In November of 2016, Jocelyn began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form GH Group. Today, Jocelyn sits on the Board of the Company as a director. She holds a B.A. from the University of Pennsylvania, an M.A. in Education from Hunter College, and an MBA from UCLA Anderson School of Business. She is a co-founder of GH Group and current director of the Company.
Humble Lukanga	Yes	Yes	Humble owns Life Line Financial Group, a wealth management firm servicing world-class performers and leaders in business, sports and entertainment. In addition to Life Line Financial, Humble serves on the board of trustees for the University of New Mexico and the board of directors for various companies. He holds both a bachelor’s and master’s in business administration from the Anderson School of Management at the University of New Mexico, received a Personal Finance Planning degree from UCLA and holds the CFP credential.
John “Jay” Nichols Jr.	Yes	Yes	Jay has over four decades of experience in corporate strategy, operations and finance. He has served as Chairman and Interim CEO of Protective Insurance Company. He also served as the CEO of Axis Reinsurance Company and President of RenaissanceRe Ventures. He also previously held senior executive and financial reporting positions at Hartford Steam Boiler and Monarch Life Insurance Company and at Matson, Driscoll & Damico, a leading international forensic accounting firm. He received his B.S. in Business/Accounting from Babson College.
Notes:
(1)Independent within the meaning of NI 52-110.
(2)An individual is financially literate within the meaning of NI 52-110 if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.
Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.
The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter attached hereto as Schedule A.

The following table discloses the fees billed to the Company by its external auditor during the last two fiscal years ended December 31, 2025 and 2024 (in US$, in thousands):

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2025	$1,385	nil	nil	$13
December 31, 2024	$2,049	nil	nil	nil
Notes:
(1)The aggregate fees billed for audit services.
(2)The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the audit fees column.
(3)The aggregate fees billed for tax compliance, tax advice, tax return and tax planning services of an acquired entity.
(4)The aggregate fees billed for professional services other than those listed in the other three columns.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this AIF, no director, executive officer or, to the best of the Company’s knowledge, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three (3) most recently completed financial years before the date of this AIF or during the current financial year which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.
TRANSFER AGENT AND REGISTRAR
Odyssey Trust Company has been appointed as the registrar and transfer agent of the Equity Shares and the Multiple Voting Shares. The office of Odyssey Trust Company (where the securities register and register of transfers are maintained) is located in Calgary, Alberta.
MATERIAL CONTRACTS
The only material contracts, other than those contracts entered into in the ordinary course of business, which the Company or one of its subsidiaries has entered into within the last financial year or before the last financial year but are still in effect, are set forth below. Copies of these material contracts are available under the Company’s SEDAR+ profile at www.sedarplus.ca.
•Warrant agency agreement between the Company and Odyssey Trust Company, as warrant agent, dated May 13, 2019, as supplemented on June 29, 2021 (the “Warrant Agreement”). See “Material Contracts – Warrant Agreement” below for further details.
•Registration rights agreement dated June 29, 2021 among the Company, the Company Founders and Mercer (“Registration Rights Agreement”). See “Material Contracts – Registration Rights Agreement” below for further details.
•Exchange Rights Agreement. See “Description of Capital Structure – Exchangeable Shares – Exchange Rights Agreement” for further details.
•SoCal Purchase Agreements. See “General Development of the Business – Acquisitions – SoCal Greenhouse” for further details.
•Senior Secured Credit Facility. See “General Development of the Business – Financing Transactions – Senior Secured Credit Facility” for further details.
•Debenture Indenture. See “Material Contracts – Debenture Indenture” below for further details.
•Warrant Indenture. See “General Development of the Business – Financing Transactions – Offering of GH Group Series B Preferred Stock and Company Warrants” and “General Development of the Business – Financing Transactions – Offering of GH Group Series C Preferred Stock and Company Warrants” for further details.

•2023 Warrant Indenture. See “General Development of the Business – Financing Transactions – Offering of GH Group Series D Preferred Stock and Company Warrants” for further details.
Summaries of the above material contracts contained in this AIF are qualified in their entirety by the text of the material contracts, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca. Set out below are the particulars of certain material contracts not described elsewhere in this AIF.
Warrant Agreement
Pursuant to the Business Combination, the outstanding share purchase warrants of predecessor Mercer Park were exchanged for the Listed Warrants of the Company and became exercisable to acquire Equity Shares commencing 65 days after the completion of the Business Combination, pursuant to the terms of the Warrant Agreement. Each Listed Warrant is exercisable to purchase one Equity Share at a price of $11.50 per share, subject to certain adjustments. The Company may accelerate the expiry date of the outstanding Listed Warrants (excluding certain Listed Warrants issued to the founders of Mercer Park) by providing 30 days’ notice if, and only if, the closing share price of the Equity Shares equals or exceeds $18.00 per share (subject to adjustments) for any 20 trading days within a 30-trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice is provided. The right to exercise will be forfeited unless the Listed Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. The Warrant Agreement contemplates that the Listed Warrants may be exercised through cashless exercise.
Registration Rights Agreement
The Registration Rights Agreement provides the Company Founders and Mercer (the “Registering Shareholders” or “Piggyback Shareholders,” as applicable) with certain demand registration rights and piggyback registration rights in respect of the Equity Shares held by such holders from time to time. These Equity Shares are referred to as “registrable securities.” Each of the Registering Shareholders can request that the Company qualify by prospectus in Canada all or a portion of their registrable securities, provided that the aggregate offering price meets certain thresholds. If the Company proposes to register or qualify its securities for sale to the public, it must provide notice to each Registering Shareholder and the Piggyback Shareholders and use its reasonable commercial efforts to cause to be registered all registrable securities that the holders of such registrable securities request in writing be so registered. These piggy-back registration rights are unlimited in number. If a public offering of securities is being effected, those securities offered shall be allocated first to the Company then, to the Registering Shareholders (pro rata based on the amount owned by each), and then, to the Piggyback Shareholders (pro rata based on the amount owned by each).
Debenture Indenture
The Debenture Indenture provides for the issuance of an aggregate of 20,005 unsecured debentures in the aggregate principal amount of C$20,504,850.96 (having a value of C$1,024.9863 per debenture) issued to former noteholders of PLUS, designated as either Series A debentures or Series B debentures. The debentures mature on April 15, 2027, and bear interest at a rate of 8% per annum, payable semi-annually each year in cash, in Equity Shares or a combination of both. The debentures are not guaranteed, are unsecured and are subordinated to all secured obligations, liabilities and indebtedness of the Company.
Both series of debentures are redeemable, in whole or in part, at any time prior to the maturity date at the option of the Company at a redemption price equal to the principal amount and interest payable by payment of cash or by issuing such number of Equity Shares as is obtained by dividing the aggregate principal amount by the applicable redemption price for the debentures as set forth in the Debenture Indenture.
Series B debentures are convertible, in whole or in part, at the option of the holder, if any time prior to the earlier of (i) the business day immediately preceding the maturity date and (ii) the business day immediately preceding the redemption date (if applicable), the Equity Shares close at a price of $10 on Cboe Canada over a period of at least 20 consecutive trading days. The conversion price for each Equity Share to be issued upon the conversion of each Series B debenture is $10 such that approximately 80 Equity Shares are issuable for each C$1,024.9863 principal amount of Series B debenture so converted, subject to adjustment.

INTERESTS OF EXPERTS
The consolidated financial statements of the Company for the financial years ended December 31, 2025 and 2024 have been audited by Macias Gini & O’Connell LLP. Macias Gini & O’Connell LLP has confirmed that it is independent with respect to the Company in accordance with the rules of professional conduct that are relevant to its audit of the Company’s consolidated financial statements.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.glasshousebrands.com. Additional information, including information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management information circular of the Company dated May 15, 2025, for its annual general and special meeting of shareholders held on June 20, 2025.
Additional financial information is contained in the Company’s audited financial statements and MD&A for its most recently completed financial year. Such documents, as well as additional information about the Company, may be found under the Company’s profile on SEDAR+ at www.sedarplus.ca.

SCHEDULE A
AUDIT COMMITTEE CHARTER
GLASS HOUSE BRANDS INC.
CHARTER OF THE AUDIT COMMITTEE
PURPOSE
The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Glass House Brands Inc. (the “Company”). The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:
(a)recommending to the Board the appointment and compensation of the Company’s external auditor;
(b)overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;
(c)pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;
(d)satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;
(e)establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(f)reviewing and approving any proposed hiring of current or former partners or employees of the current auditor of the Company; and
(g)reviewing and recommending to the Board the approval of the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public.
The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.
LIMITATIONS ON AUDIT COMMITTEE’S DUTIES
In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.
COMPOSITION AND MEETINGS
The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Each member must be “financially literate” within the meaning of NI 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.
The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.
In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Company’s securities are listed or traded.
The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.
The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.
For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.
In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Company’s interim financial statements.
A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.
Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.
This Charter is subject in all respects to the Company’s articles from time to time.

ROLE
As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:
1.Determine any desired agenda items;
2.Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;
3.Review the public disclosure regarding the Audit Committee required by NI 52-110;
4.Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;
5.Summarize in the Company’s annual information form the Audit Committee’s composition and activities, as required; and
6.Submit the minutes of all meetings of the Audit Committee to the Board upon request.
Documents / Reports Review
7.Review and recommend to the Board for approval the Company’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Company provided to the public or any governmental body as the Audit Committee or the Board require.
8.Review other financial information provided to any governmental body or the public as they see fit.
9.Review any of the Company’s press releases that contain financial information.
10.Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and related MD&A and periodically assess the adequacy of those procedures.
External Auditor
11.Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.
12.Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Company’s financial condition, financial performance and cash flow.
13.Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.
14.Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.
15.Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Company to determine the external auditor’s independence.
16.Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

17.Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.
18.Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.
19.Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.
20.Review and approve any proposed hiring by the Company of current or former partners or employees of the current (and any former) external auditor of the Company.
Audit Process
21.Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.
22.Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.
23.Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.
24.Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.
Financial Reporting Processes
25.Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.
26.Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.
27.Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.
28.Review with management and the external auditor the Company’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.
29.Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.
30.If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

31.Periodically consider the need for an internal audit function, if not present.
Risk Management
32.Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.
General
33.The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Company) the compensation for any such advisors.
34.Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.
35.Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.
36.Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:
•The Charter of the Audit Committee;
•the composition of the Audit Committee;
•the relevant education and experience of each member of the Audit Committee;
•the external auditor services and fees; and
•such other matters as the Company is required to disclose concerning the Audit Committee.
37.Perform any other activities as the Audit Committee deems necessary or appropriate including seeking to ensure all regulatory documents are compiled to meet Committee reporting obligations under NI 52-110.
AUDIT COMMITTEE COMPLAINT PROCEDURES
The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to the Company securityholders or other liability whatsoever.
Effective Date: June 29, 2021